Golfsmith®

GOLF & TENNIS

2010 Annual Report
Notice of 2011 Annual Meeting & Proxy Statement

Dear Fellow Shareholders,

During 2010, we stabilized our business and strengthened our leadership position within the golf industry. We made meaningful strides in our key initiatives such as improving productivity in our retail stores, successfully opening four new locations, and rejuvenating our direct business. We believe that these efforts led to meaningful market share gains of 8.2 percentage points according to Golf Datatech. In 2011, we plan to continue to build upon the progress we have made over the last few years and believe we are well-positioned to capitalize on the ongoing consolidation in the golf industry, as well as the improving economic environment in 2011 and beyond. Our core purpose is to *Inspire People to Play Better and Love Life More*, and we plan on delivering on that promise each and every day as we continue to grow.

Financial Highlights for Fiscal 2010

For fiscal 2010, net revenues increased 4% to $351.9 million as compared to $338.0 million in fiscal 2009. Net loss for fiscal 2010 was $5.5 million, or $0.34 per share as compared to a net loss of $3.5 million, or $0.22 per share for fiscal 2009. Excluding store closing, lease termination, asset impairment, and other one-time charges, net loss totaled $2.8 million, or $0.17 per share in fiscal 2010 as compared to $2.7 million, or $0.17 per share in fiscal 2009.

We strengthened our balance sheet and ended the year in a strong liquidity position. In July, we announced a $90 million line of further credit extension, allowing us to end the year with $40.4 million of outstanding borrowings, with borrowing availability of $18.5 million.

Operating Highlights for Fiscal 2010

We believe we have executed our key 2010 initiatives, as reflected in our improved financial performance and our market share gains.

- **Captured market share.** We delivered an 8.2 percentage points increase in market share in a tough environment, particularly for the golf industry. We benefited from industry consolidation with many of our competitors closing stores, while we expanded our retail base.

- **Increased conversion rates.** We achieved a 0.8 percentage points increase in our conversion rate as we enhanced our merchandise assortment with an emphasis on proprietary product, improved selling techniques and better tracking of in-store metrics. We also benefited from enhancements to our merchandise assortment, particularly soft lines categories.

- **Built an even more successful and scalable international web business.** The repositioning of our web business and our numerous new initiatives resulted in a 4.1% increase in this channel. Our investments in improving navigation with one-click check out, increasing visualization with over 450 videos on site, and expanding bandwidth have already resulted in increased revenues and customer loyalty.

- **Improved supply chain efficiencies.** While we have expanded our SKUs, especially in the "long-tail" (fringe) items such as special sizes, lefties, seniors, and juniors, we have also continued to improve our distribution efficiency. This has enabled us to reduce our excess and obsolete inventory, and lower our weeks of supply in our warehouse to free up cash. We implemented better replenishment models and controlled purchases to the rate of sales which led to a 5.1% reduction in average inventory per store at year-end, which is on top of a 6.5% reduction in fiscal 2009. Our inventory turnover increased to 2.6 times from 2.5 times and reduced aged inventory to 6.7% from 7.7% in 2009.

- **Launched Custom Fitting Initiative.** We enhanced our position as specialists in the golf industry. In fiscal 2010, we launched a Custom Fit Play Better Guarantee, which allowed customers to come into our stores for a free custom fitting experience and to return their clubs with no questions asked if they don't play better, resulting in a 32% lift in custom fit product sales.

- **Strengthened our product offering.** We invested in our proprietary brands and further expanded our soft goods categories. New product launches, such as our MacGregor line in March, the Ping K15 line in August, the TaylorMade Burner 2.0 iron launch in October, the Callaway Octane driver launch in November, and the late November launch of the 910 Titelist Drivers generated buzz and excitement around our brand. Currently, our proprietary business represents about 10% of total sales, excluding club-making, and we anticipate this business will grow to about 13% of the mix next year. We also continue to expand our soft-line selling in apparel and footwear, where we expect penetration to grow 2-3% to approximately 20% of the mix by year end. Both of these strategies are expected to result in real operating leverage benefiting our margins.

- **Successfully opened four stores.** We opened new stores in Orange County, Kansas City, Milwaukee, and Naples, all of which are on track to breakeven within one year. In fiscal 2009, we partnered with a third party firm to create predictive models by identifying household demographics and metrics and have instituted a 5-year IRR hurdle rate of 16.5% for new stores. We are pleased with our new store performance and encouraged by the strong initial results of our new real estate methodology. In addition, many competitors continued to close their doors, and we were appropriately positioned to capitalize on these market gaps as we opened stores.

- **Enhanced systems.** We are making systems investments including our Oracle ERP system, which will enhance our decision-making capabilities and provide the foundation for new merchandising systems. We are on track and expect to be converted by the fall season. These system enhancements will enable productivity increases in web, special orders, retail pricing, reporting and signage.

Initiatives for 2011

Looking ahead, we are excited to build on our momentum. We set forth seven key drivers of success for 2011: (1) aggressively building our successful international web business; (2) expanding a proven, powerful new store model, (3) driving optimal 4-wall results by store segment; (4) shifting merchandise assortments to more apparel and footwear; (5) expanding proprietary brands; (6) delivering operational excellence, and finally (7) licensing our own brands outside the USA.

- **Aggressively Building Our International Web Business.** We continue to make enhancements to our web operations and believe this category can grow by $10 million next year. We will continue to expand our SKUs, focusing on the "long tail" fringe items, such as extended sizes, the collegiate, and seniors. We are also creating distinct micro sites within the overall Golfsmith site, which personalizes the shopping experience by increasing individual appeal. Further, we will continue to engage our shoppers through social media websites, in addition to our iPhone application. We will also further expand our international platform and build on our overseas infrastructure.

- **Expand Proprietary Brands.** We continue to build a proprietary culture and improve our mix of the business. First, we are adding complementary products to the global brands that are strategically placed within various pricing categories. Our items have intrinsic value, giving customers more for the same price or the same for less. Our proprietary brands will be on par with the most competitive brands on the market today, providing our customers with quality products that they trust.

- **Expand Proven, Powerful New Store Model.** We plan to open up to four new stores in select key markets. Our proven real estate methodology has enabled us to better prioritize our retail openings and capture higher ROI. The success of our 2010 store openings gives us further confidence in the locations we have selected for 2011. Our stores continue to be a way to demonstrate our excellent service levels, familiarize the customer with our proprietary brands, and gain continued market share in key markets.

- **Driving Optimal Four Wall Results by Store.** We will focus on increasing conversion, AOV and custom fitting and we are tying compensation to performance on these metrics. We have taken steps to manage each store on an individualized basis. We have used a proprietary model to measure our store base on factors such as geography and competitive intensity, and we will manage each store's budget and our marketing budgets accordingly. By looking at our stores on a more holistic basis, we can optimize our resources and increase the efficiency of our stores.

- **Shifting Merchandise Assortments to Increase Apparel and Footwear.** Apparel and footwear represent some of our highest margin businesses. As we continue to build on the expansion of our soft goods, we will focus our efforts particularly on these two categories. Right now apparel and footwear represent approximately 18% of our business, and we anticipate this will grow to approximately 20% by year end, resulting in operational leverage which should further improve our margins. Investments in product, fixtures and space will also help us achieve our penetration goals.

- **Delivering Operational Excellence.** We have established a list of operational targets for 2011 which include: Grow AOV; Increase conversion rate; Improve traffic; Perform additional custom fittings; Add more items to central distribution; Grow our e-mail list significantly; Improve web conversion; Continue to increase our proprietary penetration; Realize minimal web downtime; Register meaningful Golfsmith Loyalty Index (G.L.I.) Improvement.

- **Monetize Our Brand Assets**. We will pursue license and distribution increases outside the USA to reinvest in the core business. There is substantial interest in growing our brands and distribution business in a number of countries which will enlarge their long-term value and our contribution.

In summary, we are proud of our accomplishments in 2010 and will continue to build upon our momentum with our seven key drivers of success in 2011. We believe that with the strong structural changes underway combined with our store expansion and direct business initiatives we are uniquely positioned to further capitalize on the continued industry consolidation as well as benefit from the economic recovery as we inspire people to play better every chance we get. We remain confident that we're moving the business in the right direction and in our ability to generate sales and profitability growth in 2011 and beyond.

I would like to extend my thanks to the entire Golfsmith team who has done a tremendous job in helping us advance on our initiatives throughout the year. We appreciate our customers and our vendors for their continued loyalty. Finally, I would like to thank our shareholders for your continued support.



Martin E. Hanaka
Chairman and Chief Executive Officer
Golfsmith International Holdings, Inc.

Golfsmith International Holdings, Inc.

11000 N. IH-35
Austin, Texas 78753

Dear Stockholder:

On behalf of the Board of Directors and management, I cordially invite you to attend the Annual Meeting of Stockholders of Golfsmith International Holdings, Inc. (the "Company") to be held at our corporate headquarters at 11000 N. IH-35, Austin, Texas 78753 on Wednesday, April 27, 2011 at 8:30 a.m. (CDT).

The Notice of Annual Meeting and Proxy Statement accompanying this letter describe the specific business to be acted upon.

In addition to the specific matters to be acted upon, there will be a report on the progress of the Company and an opportunity for questions by stockholders.

It is important that your shares be represented at the meeting. Please review the instructions on the proxy or voting instruction card. Whether or not you plan to attend the Annual Meeting, I hope you will vote as soon as possible. Please complete, sign, date and promptly return the accompanying proxy card in the enclosed postage-paid envelope or follow the alternate voting procedures described on the proxy.

Sincerely,



Martin Hanaka
Chief Executive Officer and
Chairman of the Board

Golfsmith International Holdings, Inc.

11000 N. IH-35
Austin, Texas 78753

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

March 11, 2011

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Golfsmith International Holdings, Inc., a Delaware corporation, will be held at its corporate headquarters at 11000 N. IH-35, Austin, Texas, 78753 on Wednesday, April 27, 2011, at 8:30 a.m. (CDT), for the following purposes:

1. The election of ten directors to serve on our Board of Directors until the 2012 Annual Meeting of Stockholders or until their successors have been elected and qualified;

2. The ratification of the selection of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2011;

3. The approval of a proposal to amend the Golfsmith International Holdings, Inc. 2006 Incentive Compensation Plan (the "2006 Plan") to increase the maximum number of shares of common stock authorized for issuance under the 2006 Plan by 600,000; and

4. The transaction of such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Proxy Statement, which follows this notice, fully describes these items. As of the date of this notice, we have not received notice of other matters that may be properly presented at the annual meeting.

These proxy materials will first be made available on the Internet on or about March 11, 2011.

Stockholders of record at the close of business on March 7, 2011, will be entitled to vote at the annual meeting and any adjournment or postponement thereof. If you wish to vote your shares at the annual meeting, the inspector of elections will be available to record your vote at the meeting site beginning at 8:00 a.m. (CDT) on the date of the meeting.

You can vote your shares by completing and returning your proxy card or by voting on the Internet or by telephone. See details under the question "Voting Methods" under "Information About the Meeting, Voting and Proxies" below.

You are cordially invited to attend the meeting, but whether or not you expect to attend in person, you are urged to mark, date and sign the enclosed proxy and return it in the enclosed prepaid envelope or follow the alternative voting procedures described on the proxy.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 27, 2011:

The Notice of Annual Meeting of Stockholders, the Proxy Statement and the 2010 Annual Report are available at *www.edocumentview.com/GOLF*.

By Order of the Board of Directors

James A. Eliasberg
Vice President, General Counsel and Secretary

Austin, Texas
March 11, 2011

INFORMATION ABOUT THE MEETING, VOTING AND PROXIES

Date, Time and Place of Meeting

The Board of Directors (the "Board of Directors") of Golfsmith International Holdings, Inc. (the "Company," "we," "us" and "our") is soliciting your proxy for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held at our corporate headquarters at 11000 N. IH-35, Austin, Texas 78753, on Wednesday, **April 27, 2011 at 8:30 a.m. (CDT)** and any adjournment or postponement of the Annual Meeting. We are initially providing this Proxy Statement and the accompanying proxy card to stockholders of the Company on or about March 11, 2011.

Record Date, Outstanding Shares and Quorum

Only holders of record of the Company's common stock at the close of business on March 7, 2011 (the "Record Date"), will be entitled to vote at the Annual Meeting. On the Record Date, we had 15,806,035 shares of common stock outstanding and entitled to vote. If a majority of the shares outstanding on the Record Date are present at the Annual Meeting, either in person or by proxy, we will have a quorum at the Annual Meeting. Any shares represented by proxies that are marked for, against or to abstain from voting on a proposal will be counted as present in determining whether we have a quorum. Abstentions are included in the determination of shares present for quorum purposes. Because abstentions represent shares entitled to vote, the effect of an abstention is the same as a vote against a proposal, except that abstentions have no effect on the election of directors. If a broker, bank, custodian, nominee or other record holder of the Company's common stock indicates on a proxy card that it does not have discretionary authority to vote certain shares on a particular matter, the shares held by that record holder (referred to as "broker non-votes") will also be counted as present in determining whether we have a quorum, but will not be counted or entitled to vote on that particular matter. Please note that banks and brokers will vote their clients' shares only if the proposal is a matter on which they have discretion to vote, or if their client provides instructions on how to vote by following the instructions provided by such broker. Your broker may vote your shares on "routine" matters even if you do not provide a proxy. The only routine matter to be voted on at the Annual Meeting is the ratification of the appointment of our independent registered public accounting firm.

Voting Rights and Voting of Proxies

Holders of the Company's common stock are entitled to one vote for each share they held as of the Record Date. Cumulative voting for directors is not permitted. Directors will be elected by a plurality of the votes cast by the shares of common stock present at the Annual Meeting (either in person or by proxy), which means that the ten nominees with the most votes will be elected. Ratification of Proposal No. 2 and approval of Proposal No. 3 requires approval by the holders of a majority of the shares of common stock present at the Annual Meeting (either in person or by proxy). Abstentions and broker non-votes will not have an effect on determining the number of shares voted.

Voting Methods

You may vote using one of the following methods:

- **Over the Internet.** If you have access to the Internet, we encourage you to vote in this manner.
- **By telephone.** You can vote by calling the toll-free telephone number on your proxy card or Notice.
- **By mail.** For those stockholders who request to receive a paper proxy card in the mail, you can complete, sign and return the proxy card.
- **In person at the Annual Meeting.** All stockholders may vote in person at the Annual Meeting. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder

of record and present it with your ballot to be able to vote at the Annual Meeting. Even if you plan to be present at the Annual Meeting, we encourage you to vote your shares by proxy via the Internet, by telephone or by mail. For those stockholders who request to receive a paper proxy card in the mail, instructions for voting via the Internet, by telephone or by mail are set forth on the proxy card. Please follow the directions on your proxy card carefully.

Solicitation and Voting of Proxies

The proxy included with this Proxy Statement is solicited by the Board of Directors of the Company for use at the Annual Meeting. You can submit your proxy card by mailing it in the envelope provided. If your proxy card is properly completed and received, and is not revoked before the Annual Meeting, your shares will be voted at the Annual Meeting according to the instructions indicated on your proxy card. If you sign and return your proxy card but do not give any voting instructions, your shares will be voted in favor of the election of each of the director nominees listed in Proposal No. 1 and in favor of Proposals No. 2 and No. 3. To our knowledge, no other matters will be presented at the Annual Meeting. However, if any other matters of business are properly presented, the proxy holders named on the proxy card are authorized to vote the shares represented by proxies according to their judgment. Most beneficial owners whose stock is held in street name receive voting instructions forms from their banks, brokers or other agents, rather than the Company's proxy/voting instruction card. Beneficial owners may also be able to vote by telephone or the Internet. They should follow the instructions on the form they receive from their bank, broker, or other agent. The method of voting used will not limit a stockholder's right to attend the Annual Meeting.

Who can attend the meeting?

Subject to space availability, all common stock holders as of the Record Date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and voting will begin at 8:00 a.m. CDT. No cameras, recording equipment, electronic devices, use of cell phones or digital transmission devices, large bags or packages will be permitted in the Annual Meeting. Proof of Golfsmith stock ownership as of the Record Date, along with photo identification, will be required for admission. Please also note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date and check in at the registration desk at the meeting.

Householding

To reduce the expense of delivering duplicate proxy materials to our stockholders, we are relying on the U.S. Securities and Exchange Commission (the "SEC") rules that permit us to deliver only one set of proxy materials, including our Proxy Statement and our annual report for the year ended January 1, 2011, to multiple stockholders who share an address unless we receive contrary instructions from any stockholder at that address. This delivery method is referred to as "householding" reduces duplicate mailings, saving the Company printing and postage costs as well as natural resources. Each shareholder retains a separate right to vote on all matters presented at the Annual Meeting. If you wish to receive a separate copy of the annual report or other proxy materials, or if you wish to receive separate copies of future annual reports or proxy materials, please call the Company at (512) 837-8810 or send your request in writing to the Company at the following address: Golfsmith International Holdings, Inc., Attn: Investor Relations, 11000 N. IH-35, Austin, Texas 78753.

Expenses of Solicitation

The Company will pay the costs of preparing, printing and mailing this Notice of Annual Meeting of Stockholders and Proxy Statement, the enclosed proxy card and the Company's 2010 Annual Report to Stockholders. We will also reimburse brokerage firms and others for reasonable expenses incurred by them in connection with their forwarding of proxy solicitation materials to beneficial owners. The solicitation of proxies will be conducted primarily by mail, but may also include the Internet, telephone, facsimile or oral communications by directors, officers or regular employees of the Company acting without special compensation.

Revocation of Proxies

If you submit the enclosed proxy card, you may revoke it at any time before voting takes place at the Annual Meeting. There are three ways you can revoke your proxy: (1) deliver to the Secretary of the Company a written notice, dated later than the proxy you want to revoke, stating that the proxy is revoked; (2) deliver to the Secretary of the Company a signed proxy with a date later than that of the proxy you want to revoke; or (3) attend the Annual Meeting and vote in person. For this purpose, communications should be addressed to James A. Eliasberg, Secretary, 11000 N. IH-35, Austin, Texas, 78753, and must be received before the time that the proxy you wish to revoke is voted. Please note that, if your shares are held of record by a broker, bank or other nominee and you wish to revoke a previously given proxy, you must contact that entity.

PROPOSALS SUBMITTED FOR STOCKHOLDER VOTE

Proposal 1

ELECTION OF DIRECTORS

You are being asked to elect ten directors to serve on our Board of Directors until the 2012 Annual Meeting of Stockholders or until their successors have been elected and qualified. We do not know of any reason why any nominee named in this Proxy Statement would be unable to serve as a director if elected. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such other person as may be nominated in accordance with our bylaws and amended and restated certificate of incorporation.

The affirmative vote of a plurality of the shares present and voting is required to elect a director, which means that the ten nominees receiving the highest numbers of votes cast at the Annual Meeting by the holders of shares of our common stock will be elected as directors. The effects of abstentions and "broker non-votes" are discussed under "Information About the Meeting, Voting and Proxies."

Our Board of Directors consists of ten members, five of whom are affiliated with First Atlantic Capital, Ltd. (First Atlantic Capital, Ltd, or "First Atlantic Capital" is the management company of Atlantic Equity Partners III, an investment fund which controls a majority ownership interest in us.) Our amended and restated certificate of incorporation provides that members of our Board of Directors will be elected to one-year terms. The terms of each of our current directors will expire at the Annual Meeting. All of our current directors have been nominated for reelection, each to serve until the next Annual Meeting or until a successor is elected and qualified. Subject to the terms of the Management Rights Agreement referenced in the "Certain Relationships and Related Transactions" section below, in the case of a vacancy occurring on the Board of Directors during the year, the remaining members of the Board of Directors may elect another director as a replacement, may leave the vacancy unfilled or may reduce the number of directors.

A stockholder may (i) vote for the election of any one or more of the nominees, or (ii) withhold authority to vote for one or more of the nominees by so indicating on the proxy card. Your shares will be voted as you specify on the enclosed proxy card or as you instruct via the alternative voting procedure described on the proxy card. If you sign, date and return the proxy card without specifying how you want your shares voted, they will be voted for the election of the director nominees. If unforeseen circumstances (such as death or disability) require the Board of Directors to substitute another person for any of the director nominees, your shares will be voted for that other person.

Required Vote

Directors are elected by a plurality of votes of the shares represented at the meeting and entitled to vote. The effects of abstentions and "broker non-votes" are discussed under "Information About the Meeting, Voting and Proxies."

NOMINEES

The following table sets forth information as to each nominee for election, including his or her age (as of the Record Date), background and principal occupations:

Name and Age	Principal Occupation, Business Experience and Directorships	Director Since
Martin Hanaka 61	Martin E. Hanaka has been the Chairman of our Board since April 2007 and became our Chief Executive Officer on June 18, 2008. Mr. Hanaka is also a Member of the Nominating Committee. Prior to joining the Golfsmith team, Mr. Hanaka was the Chairman of Sports Authority from November 1999 to June 2004 and served as its Chief Executive Officer from September 1998 to August 2003. Mr. Hanaka also serves on the board of governors of the Boys and Girls Club of America and the board of directors of City Sports. In addition to significant experience providing oversight as a director in various capacities, Mr. Hanaka contributes substantial experience in the retail sector.	2007
Robert E. Allen 66	Robert E. Allen became Director in July of 2008 and is a member of the Audit Committee and Chairman of the Compensation Committee. Mr. Allen is the founder and Managing Director of Redding Consultants. Prior to becoming a consultant, Mr. Allen was a Senior Vice President of Emery Worldwide (overnight airfreight) where he had responsibility for international operations, as well as U.S. sales and marketing. Mr. Allen provides significant board and committee experience as well as expertise in specific areas including marketing and compensation.	2008
Thomas Berglund 50	Thomas Berglund has been a Director since May of 2007. Mr. Berglund has been a Managing Director of First Atlantic Capital since 2004. He is currently a Director and audit committee member of Prestolite Electric and a Director and audit committee member of Sprint Industrial Holdings. During the past five years, Mr. Berglund has also served as a Director of Precision Parts International and BHM Holdings. Mr. Berglund has significant board and committee expertise derived from other and prior positions.	2007
Roberto Buaron 64	Roberto Buaron became a Director in October 2002 and is a member of the Compensation Committee and Chairman of the Nominating Committee. Mr. Buaron has been the Chairman, President and Chief Executive Officer of First Atlantic Capital since he founded the firm in 1989. Mr. Buaron has an extensive background in strategic planning and the improvement of operational performance.	2002
Thomas G. Hardy 65	Thomas G. Hardy became a director in October 2002. Mr. Hardy served as an operating partner for an affiliate of First Atlantic Capital between August 2004 and January 2009. Mr. Hardy served as the Chairman of the Board of Trustees of the American University of Paris from May 2003 to	2002

		May 2008 and presently serves as a member of the advisory board of Main Street Resources, a private equity fund specializing in small and medium sized management buy-outs since May 2002. In addition to board oversight experience, Mr. Hardy provides significant management expertise from previous positions, including President and Chief Operating Officer of Trans-Resources Inc., a $500 million revenue chemical and fertilizer producer, and Principal at McKinsey and Co., a leading management consulting firm.		
Glenda Flanagan (formerly Chamberlain) 57		Glenda Flanagan became a Director in August 2006 and is a member of the Audit and Compensation Committees. Ms. Flanagan has been the Senior Executive Vice President and Chief Financial Officer of Whole Foods Market, Inc. since 1988. She also serves on the Board of Directors, the compensation committee, audit committee and is chair of the nominating and governance committee for Credit Acceptance Corporation. In addition to substantial board and committee experience, Ms. Flanagan provides significant experience with respect to finance, reporting and accounting issues.		2006
James Grover 39		James Grover became a Director in September of 2002 and is a member of the Nominating Committee. Mr. Grover joined First Atlantic Capital in 1998 and has been a Managing Director since 2007. Mr. Grover is a director of Prestolite Electric, Inc. From experience in prior and other current positions, Mr. Grover provides operational and strategic expertise.		2002
Marvin E. Lesser 69		Marvin E. Lesser became a Director in June 2006 and serves as Chair of the Audit Committee. Mr. Lesser has been Managing Partner of Sigma Partners, L.P., a private investment partnership, since 1993 and has been President of Alpina Management, L.L.C, an investment adviser, since 2000. He is also a director of USG Corporation and St. Moritz 2000 Fund, Ltd. During the past five years, he was previously a director of Pioneer Companies, Inc. and DUSA Pharmaceuticals, Inc. Mr. Lesser has experience serving on audit, compensation, finance, governance and CEO search committees, and he has been the chair of audit committees and a CEO search committee. He provides the Board his investment manager's perspective on the analysis of corporate performance and the domestic and global economic environments.		2006
James Long 68		James Long became a Director in October of 2002. Mr. Long has been a Senior Advisor for First Atlantic Capital since January 1, 2005. Mr. Long was the Chairman of Country Pure Foods, Inc. from 1995 until 2010. In addition to substantial board and committee experience, Mr. Long provides significant experience with respect to management and strategic transactions.		2002
Emilio S. Pedroni 44		Emilio Pedroni became a Director in May 2009. He has been with First Atlantic Capital since 2003 and has held the position of Principal since March of 2007. Mr. Pedroni currently serves as a director and member of the audit committee of Sprint Holdings, LLC. During the past five years, Mr. Pedroni also served as director of BHM Technologies Holdings, Inc.		2009

		and director of Captive Holdings, LLC. Mr. Pedroni provides significant expertise in finance and strategic planning.		

Beneficial ownership information for these individuals is shown under the heading "Security Ownership of Certain Beneficial Owners and Management" and is based on information furnished by the respective individuals or contained in any statements filed by certain beneficial owners with the SEC pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO ELECT MESSRS. HANAKA, ALLEN, BERGLUND, BUARON, HARDY, GROVER, LESSER, LONG AND PEDRONI AND MS. FLANAGAN AS DIRECTORS.

Proposal 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Audit Committee recommends to the stockholders the ratification of the selection of Ernst & Young LLP ("Ernst & Young"), an independent registered public accounting firm, to audit the accounts of the Company and its subsidiaries for fiscal 2011. Ernst & Young has served as the independent registered public accounting firm for the Company since 1994. A representative of Ernst & Young will be present at the Annual Meeting, may make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

Pre-Approval Policy

The Audit Committee pre-approves and reviews audit services performed by Ernst & Young as well as the fees charged by Ernst & Young for such services. To avoid certain potential conflicts of interest in maintaining auditor independence, the law prohibits a publicly-traded company from obtaining certain non-audit services from its independent registered public accounting firm. During fiscal 2009 and 2010, the Company did not engage Ernst & Young to provide any prohibited non-audit services and obtained such services as necessary from other service providers. For additional information concerning the Audit Committee and its activities with Ernst & Young, see "Report of the Audit Committee" and "Committees of the Board of Directors." The Audit Committee pre-approved all audit services provided by Ernst & Young in fiscal 2010. In the future, the Company may engage Ernst & Young to provide certain permitted audit-related and non-audit services in accordance with applicable law.

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth the aggregate fees billed to the Company for fiscal years 2010 and 2009, by Ernst & Young:

	2010	2009
Audit fees	$ 388,750	$ 388,750
All other fees (1)	2,160	1,586
Total	$ 390,910	$ 390,336

(1) Includes subscription fees for Ernst & Young Online, an internet accounting and auditing research database. Ernst & Young did not provide us with any tax compliance and tax consulting services for fiscal 2010 and 2009.

Our by-laws do not require that our stockholders ratify the appointment of our independent registered public accounting firm. In the event the stockholders fail to ratify the appointment of Ernst & Young, the Audit Committee will consider the possible selection of other auditors for the subsequent year. Even if the selection is ratified, the Audit Committee, in its discretion, may select another firm at any time during the year if it feels that such a change would be in the best interest of the Company and its stockholders.

Required Vote

Ratification of Proposal No. 2 requires approval by the holders of a majority of the shares of common stock present at the Annual Meeting (either in person or by proxy). Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted for the ratification of the selection of Ernst & Young as our independent registered public accounting firm for fiscal 2011.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR PROPOSAL 2.

Proposal 3

APPROVAL OF THE SECOND AMENDMENT TO THE GOLFSMITH INTERNATIONAL HOLDINGS, INC. 2006 INCENTIVE COMPENSATION PLAN, TO INCREASE THE MAXIMUM NUMBER OF SHARES AUTHORIZED FOR ISSUANCE UNDER THE 2006 PLAN BY 600,000.

Background

In June 2006, the Company adopted the 2006 Incentive Compensation Plan (the "2006 Plan"). The 2006 Plan was approved by the Company's stockholders on June 12, 2006 and became effective as of that date. Under the 2006 Plan, certain employees, members of the Board of Directors and third-party consultants may be granted options, stock appreciation rights ("SARs"), restricted stock grants, performance units and other stock-based awards. The total number of shares of common stock authorized for issuance under the 2006 Plan was originally 1,800,000. Pursuant to the First Amendment to the 2006 Plan adopted by the Company's Board of Directors on March 3, 2009 and approved by the Company's stockholders on May 5, 2009 (the "First Amendment"), the maximum number of shares of common stock authorized for issuance under the 2006 Plan was increased from 1,800,000 to 3,300,000. The exercise price of options granted is equal to the value of the Company's common stock on the date of grant and outstanding options generally vest over a period of five years with the term of each option being not more than ten years from the date of grant.

As of February 28, 2011, there were 174,869 shares of common stock remaining available for future grants under the 2006 Plan. As of that date, there were 2,635,245 shares of Company common stock subject to outstanding options and 454,999 shares of restricted stock that were issued and outstanding, but subject to forfeiture, under the 2006 Stock Plan.

On November 10, 2010, after a review of the 2006 Plan and our compensation policies, the Board determined that, in order to enable us to continue to grant stock awards at appropriate levels to eligible employees, it is in our best interests and the best interests of our stockholders to adopt the Second Amendment to the 2006 Plan (the "Second Amendment") in the form attached as Appendix A to this Proxy Statement, subject to stockholder approval. If approved by the stockholders, the aggregate number of shares of common stock that would be authorized for issuance under the 2006 Plan would be increased by 600,000 from 3,300,000 to 3,900,000 shares and the number of shares of common stock that would remain available for future grants under the 2006 Plan would be increased from 174,869 to 774,869 shares. The Board of Directors believes that it is in the best interest of the Company and our stockholders to be able to continue to provide to the people who are responsible for the continued success of the Company's business the opportunity to acquire or increase their proprietary interest in the Company, thereby creating an increased interest in and greater concern for the growth, success and welfare of the Company.

Stockholders are being asked to approve the Second Amendment to ensure that future incentive stock options issued under the 2006 Plan continue to qualify, if applicable, for favorable tax treatment to optionees under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Stockholder approval is also requested to satisfy the stockholder approval requirements of the Nasdaq Global Market ("Nasdaq") relating to compensation of Company officers. If the stockholders do not approve the Second Amendment at the Annual Meeting, the Second Amendment will be of no effect.

Proposed Amendment

Subject to and contingent upon stockholder approval, the maximum aggregate number of shares authorized for issuance under the 2006 Plan will increase to 3,900,000 shares of common stock.

Required Vote

Approval of Proposal No. 3 requires approval by the holders of a majority of the shares of common stock present at the Annual Meeting (either in person or by proxy).

Equity Compensation Plan Information

At February 28, 2011, the Company had reserved the following shares of capital stock for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted Average Price of Outstanding Options and Rights		Securities Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities Reflected
	(a)	(b)		(c)
Equity compensation plans approved by stockholders:				
2002 Stock Option Plan	461,425	$	7.33	—
2006 Stock Option Plan (1)	3,090,244	$	2.65	174,869
Equity compensation plans not approved by stockholders	—		—	—
Total	3,551,669	$	3.25	174,869

(1) The 2006 Plan includes 454,999 of deferred stock units. See Note 8 of our audited consolidated financial statements for further discussion.

Description of the 2006 Plan

The general features of the 2006 Plan, as amended are summarized in this Proxy Statement. Stockholders should read the 2006 Plan for a full statement of its legal terms and conditions. Appendix A attached to this Proxy Statement contains the full text of the 2006 Plan as proposed to be amended.

Administration

The Compensation Committee will have discretionary authority to operate, manage and administer the 2006 Plan in accordance with its terms. The Compensation Committee will determine the employees and consultants who will be granted awards under the 2006 Plan, the size and types of awards, the terms and conditions of awards and the form and content of the award agreements representing awards. The Compensation Committee will make recommendations regarding the same items with respect to the non-employee directors of the Company. The Compensation Committee will be authorized to establish, administer and waive terms, conditions and performance goals of outstanding awards and to accelerate the vesting or exercisability of awards, in each case, subject to limitations contained in the 2006 Plan. The Compensation

Committee will interpret the 2006 Plan and award agreements and will have authority to correct any defects, supply any omissions and reconcile any inconsistencies in the 2006 Plan and/or any award agreements. The Compensation Committee's decisions and actions concerning the 2006 Plan will be final and conclusive. Within the limitations of the 2006 Plan and applicable law, the Compensation Committee may delegate its responsibilities under the 2006 Plan to persons selected by it, and the Board of Directors will be permitted to exercise all of the Compensation Committee's powers under the 2006 Plan.

Shares Subject to the 2006 Plan

If approved by stockholders, the aggregate number of shares of the Company common stock for which awards may be granted under the amended 2006 Plan would be increased by 600,000 from 3,300,000 to 3,900,000. The shares of common stock that may be issued under the 2006 Plan will be either authorized and unissued shares (which will not be subject to preemptive rights) or previously issued shares that have been reacquired and are held as treasury stock. The 2006 Plan provides that for purposes of determining the number of shares of common stock available for delivery under the 2006 Plan, (a) any shares not delivered because an award is paid in cash will be treated as having been delivered under the 2006 Plan, unless the award, by its terms, can only be settled in cash, and (b) any shares subject to an award or portion of an award that is forfeited, terminated, cancelled or otherwise expires will be available for future awards under the 2006 Plan.

Participation

The Compensation Committee may grant awards under the 2006 Plan to employees and consultants of the Company and its eligible subsidiaries and affiliates as well as non-employee directors of the Company. However, only employees of the Company and its subsidiaries will be eligible to receive "incentive stock options" under the 2006 Plan.

As of January 1, 2011, there were approximately 166 employees and 4 non-employee directors who would be eligible to receive awards under the 2006 Plan.

Stock Options

A stock option is the right to purchase a specified number of shares of Company common stock in the future at a specified exercise price and subject to the other terms and conditions specified in the option agreement and the 2006 Plan. Stock options granted under the 2006 Plan will be either "incentive stock options," which may be eligible for special tax treatment under the Code, or options other than incentive stock options (referred to as "nonqualified stock options"), as determined by the Compensation Committee and stated in the option agreement. The exercise price of each option is set by the Compensation Committee but cannot be less than 100% of the fair market value (as such term is defined in the 2006 Plan) of the Company's common stock at the time of grant. The fair market value of the Company's common stock is generally determined as the last sale price of the Company's common stock on the Nasdaq on the option grant date. On the last business day of fiscal 2010, the fair market value of a share of Company common stock was $2.42. The exercise price of any stock options granted under the 2006 Plan may be paid in cash, shares of Company common stock already owned by the option holder or any other method that may be approved by the Compensation Committee, such as a cashless broker-assisted exercise that complies with law.

Options will become exercisable and expire at the times and on the terms established by the Compensation Committee. An option cannot be exercised later than the tenth anniversary of the grant date; however, if the exercise of an option on its scheduled expiration date would violate law, the option may be extended until its exercise would not violate law. Options generally terminate when the holder's employment or service with the Company and its affiliates terminates.

SARs

SARs may be granted under the 2006 Plan alone or together with specific stock options granted under the 2006 Plan. SARs are awards that, upon their exercise, give a participant the right to receive from the Company an amount equal to (1) the number of shares for which the SAR is exercised, multiplied by (2) the excess of the fair market value of a share of Company common stock on the exercise date over the grant price of the SAR. The grant price of an SAR cannot be less than 100% of the fair market value of the Company's common stock on the grant date of such SAR. An SAR may be settled in cash, shares or a combination of cash and shares, as determined by the Compensation Committee. SARs will become exercisable and expire at the times and on the terms established by the Compensation Committee, subject to the same maximum time limits as are applicable to options granted under the 2006 Plan. However, a SAR granted with an option will be exercisable and terminate when the related option is exercisable and terminates. Such an option will no longer be exercisable to the extent that the holder exercises the related SAR. Likewise, a SAR will not be exercisable to the extent that the related option is exercised. The number of shares covered by each SAR will be determined by the Compensation Committee.

Restricted Stock and Restricted Stock Units

Restricted stock awards are shares of Company common stock that are awarded to a participant subject to the satisfaction of the terms and conditions established by the Compensation Committee. Until the applicable restrictions lapse, shares of restricted stock are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. Restricted stock units are denominated in units of shares of Company common stock, except that no shares are actually issued to the participant on the grant date. When a restricted stock unit award vests, the participant is entitled to receive shares of Company common stock, a cash payment based on the value of shares of Company common stock or a combination of shares and cash. Vesting of restricted stock awards and restricted stock units may be based on continued employment or service and/or satisfaction of performance goals or other conditions established by the Compensation Committee. A recipient of restricted stock will have the rights of a shareholder during the restriction period, including the right to vote, unless the Compensation Committee provides otherwise in the grant. The number of shares of restricted stock and/or restricted stock units granted to a participant will be determined by the Compensation Committee. Upon termination of employment or a period of service, or failure to satisfy other vesting conditions, a participant's unvested shares of restricted stock and unvested restricted stock units are forfeited unless the participant's award agreement, or the Compensation Committee, provides otherwise.

Performance Units, Performance Shares and Cash-Based Awards

Performance units, performance shares and cash-based awards granted to a participant are amounts credited to a bookkeeping account established for the participant. A performance unit has an initial value that is established by the Compensation Committee at the time of its grant. A performance share has an initial value equal to the fair market value of a share of Company common stock on the date of grant. Each cash-based award has a value that is established by the Compensation Committee at the time of its grant. The number of performance units, performance shares and cash-based awards granted to a participant will be determined by the Compensation Committee. Whether a performance unit, performance share or cash-based award actually will result in a payment to a participant will depend upon the extent to which performance goals or other conditions established by the Compensation Committee are satisfied. After a performance unit, performance share or cash-based award has vested, the participant will be entitled to receive a payout of cash, shares of Company common stock or a combination thereof, as determined by the Compensation Committee. A participant's award agreement describes the effect of a termination of employment on the participant's performance units, performance shares or cash-based award.

Other Stock-Based Awards

The Compensation Committee may grant to participants other stock-based awards under the 2006 Plan, which are valued in whole or in part by reference to, or otherwise based on, shares of Company common stock. The form of any other stock-based awards will be determined by the Compensation Committee, and may include a grant or sale of unrestricted shares of common stock. The number of shares of Company common stock related to any other stock-based award will be determined by the Compensation Committee. Other stock-based awards may be paid in shares of Company common stock or cash, according to the award agreement. The terms and conditions, including vesting conditions, will be established by the Compensation Committee when the award is made. The Compensation Committee will determine the effect of a termination of employment or service on a participant's other stock-based awards.

Dividend Equivalents

The Compensation Committee may provide for the payment of dividend equivalents with respect to shares of Company common stock subject to an award, such as restricted stock units, that have not actually been issued under that award.

Transferability of Awards

Options, SARs, unvested restricted stock, and other awards under the 2006 Plan generally may not be sold or otherwise transferred except by will or the laws of descent and distribution. The Compensation Committee may permit awards other than incentive stock options and any related SARs to be transferred for no consideration.

Change of Control

In the event of a change of control of the Company (as defined in the 2006 Plan), but subject to any contrary law or rule or provision of an award agreement that is in effect under 2006 Plan prior to the change of control, the Compensation Committee may, in its discretion, provide that: (a) outstanding options, SARs and other stock-based awards will become exercisable as determined by the Compensation Committee; (b) restrictions applicable to outstanding restricted stock awards and other stock-based awards will lapse; (c) outstanding awards will become vested; (d) outstanding performance-based awards will be deemed to have been earned for any performance period prior to the effective date of the change of control; (e) any outstanding awards otherwise payable on a deferred basis will be paid or distributed; (f) there will be substituted for shares subject to options or awards outstanding under the 2006 Plan shares or other securities of the surviving or successor corporation, or another corporate party to the change of control transaction, with approximately the same value; (g) outstanding options or awards may be cashed out based on the highest value of the consideration received for the Company's common stock in that transaction, or the highest fair market value of the Company's common stock during the 30 business days immediately prior to the closing or expiration date of the change of control transaction, reduced by the exercise price or grant price of the award, if applicable; and (h) any options or other awards cannot be exercised after or will be terminated after a change of control transaction. However, the adjustments described in clauses (a), (b), (c), (d) and (e) will occur automatically with respect to (i) any awards that are not assumed or replaced in the change in control transaction, (ii) all awards if the Company is liquidated, and (iii) any awards held by a participant whose employment is terminated either by the Company without cause or by the participant for good reason after the change in control.

Amendment and Termination

The Board of Directors may amend, alter, suspend or terminate the 2006 Plan. However, the Board of Directors will be required to obtain approval of the shareholders, if such approval is required by any applicable law or rule, of any amendment of the 2006 Plan that would: (a) increase the maximum number of shares of Company common stock that may be sold or awarded under the 2006 Plan, or that may be subject to awards granted to a single participant during a single fiscal year, except in the event of certain changes in capital of the Company; (b) decrease the minimum option exercise price or SAR grant price required by the 2006 Plan, except in the event of certain changes in capital of the Company; (c) change the class of persons eligible to receive awards under the 2006 Plan; (d) extend the duration of the 2006 Plan or the exercise period of any options or SARs granted under the 2006 Plan; or (e) otherwise require shareholder approval to comply with applicable laws or rules.

The Compensation Committee may amend outstanding awards. However, no amendment or termination of the 2006 Plan or amendment of outstanding awards may materially impair the previously accrued rights of a participant under any outstanding award without his or her written consent, unless the Board of Directors or the Compensation Committee determines that the amendment is necessary or advisable to comply with laws, regulations, rules or accounting standards. Additionally, the provisions of the 2006 Plan described above under "Change of Control" may not be amended, terminated or modified on or after the date of a Change of Control to materially impair any participant's outstanding award without that participant's written consent. The Board of Directors or the Compensation Committee may appropriately adjust awards under the 2006 Plan in recognition of unusual or nonrecurring events affecting the Company or its financial statements or changes in laws, regulations or accounting principles.

Duration of 2006 Plan

The 2006 Plan will continue in effect until all shares of Company common stock available under the 2006 Plan are delivered and all restrictions on those shares have lapsed, unless the 2006 Plan is terminated earlier by the Board of Directors. No awards may be granted under the 2006 Plan on or after ten (10) years after its Effective Date (as defined in the 2006 Plan).

Non-United States Participants

The Compensation Committee may authorize appropriate procedures and subplans and grant awards or substitutes for awards to permit eligible individuals who are employed outside the United States to participate in the 2006 Plan or to otherwise conform to the laws or practices of non-U.S. jurisdictions.

Tax Withholding Obligations

The 2006 Plan authorizes the Company and its affiliates to withhold all applicable taxes from any award or payment under the 2006 Plan and to take other actions necessary or appropriate to satisfy those tax obligations.

Certain United States Federal Income Tax Consequences

The following is a brief summary of certain significant United States Federal income tax consequences, under the Code, as in effect on the date of this summary, applicable to the Company and participants in connection with awards under the 2006 Plan. This summary assumes that all awards will be exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation. If an award constitutes nonqualified deferred compensation and fails to comply with Section 409A of the Code, the award will be subject to immediate taxation and tax penalties in the year the award vests. This summary is not intended to be exhaustive, and, among other things, does not describe state, local or non-United States tax consequences, or the effect of gift, estate or inheritance taxes.

The grant of options under the 2006 Plan will not result in taxable income to the recipient of the option or an income tax deduction for the Company. However, the transfer of Company common stock to an option holder upon exercise of his or her options may or may not give rise to taxable income to the option holder and a tax deduction for the Company depending upon whether such option is a nonqualified stock option or an incentive stock option.

The exercise of a nonqualified stock option by an option holder generally results in immediate recognition of taxable ordinary income by the option holder and a corresponding tax deduction for the Company in the amount by which the fair market value of the shares of Company common stock purchased, on the date of such exercise, exceeds the aggregate exercise price paid. Any appreciation or depreciation in the fair market value of those shares after the exercise date will generally result in a capital gain or loss to the holder at the time he or she disposes of those shares.

The exercise of an incentive stock option by the option holder is exempt from income tax, although not from the alternative minimum tax, and does not result in a tax deduction for the Company if the holder has been an employee of the Company at all times beginning with the option grant date and ending three months before the date the holder exercises the option (or twelve months in the case of termination of employment due to disability). If the option holder has not been so employed during that time, the holder will be taxed as described above for nonqualified stock options. If the option holder disposes of the shares purchased more than two years after the option was granted and more than one year after the option was exercised, then the option holder will recognize any gain or loss upon disposition of those shares as capital gain or loss. However, if the option holder disposes of the shares prior to satisfying these holding periods (known as a "disqualifying disposition"), the option holder will be obligated to report as taxable ordinary income for the year in which that disposition occurs the excess, with certain adjustments, of the fair market value of the shares disposed of, on the date the incentive stock option was exercised, over the exercise price paid for those shares. The Company would be entitled to a tax deduction equal to that amount of ordinary income reported by the option holder. Any additional gain realized by the option holder on the disqualifying disposition would be capital gain. If the total amount realized in a disqualifying disposition is less than the exercise price of the incentive stock option, the difference would be a capital loss for the holder.

The granting of SARs does not result in taxable income to the recipient of a SAR or a tax deduction for the Company. Upon exercise of a SAR, the amount of any cash the participant receives and the fair market value as of the exercise date of any Company common stock received are taxable to the participant as ordinary income and deductible by the Company.

A participant will not recognize any taxable income upon the award of shares of restricted stock which are not transferable and are subject to a substantial risk of forfeiture. Dividends paid with respect to restricted stock prior to the lapse of restrictions applicable to that stock will be taxable as compensation income to the participant. Generally, the participant will recognize taxable ordinary income at the first time those shares become transferable or are no longer subject to a substantial risk of forfeiture, in an amount equal to the fair market value of those shares when the restrictions lapse. However, a participant may elect to recognize taxable ordinary income upon the award date of restricted stock based on the fair market value of the shares of Company common stock subject to the award on the date of the award. If a participant makes that election, any dividends paid with respect to that restricted stock will not be treated as compensation income, but rather as dividend income, and the participant will not recognize additional taxable income when the restrictions applicable to his or her restricted stock award lapse. Assuming compliance with the applicable tax withholding and reporting requirements, the Company will be entitled to a tax deduction equal to the amount of ordinary income recognized by a participant in connection with his or her restricted stock award in the Company's taxable year in which that participant recognizes that ordinary income.

The granting of restricted stock units does not result in taxable income to the recipient of a restricted stock unit or a tax deduction for the Company. The amount of cash paid or the then-current fair market value of the Company common stock received upon settlement of the restricted stock units is taxable to the recipient as ordinary income and deductible by the Company.

The granting of a performance unit, performance share, cash-based award, other stock-based award or dividend equivalent right generally should not result in the recognition of taxable income by the recipient or a tax deduction by the Company. The payment or settlement of a performance unit, performance share, cash-based award, other stock-based award or dividend equivalent right should generally result in immediate recognition of taxable ordinary income by the recipient equal to the amount of any cash paid or the then-current fair market value of the shares of Company common stock received, and a corresponding tax deduction by the Company. If the shares covered by the award are not transferable and subject to a substantial risk of forfeiture, the tax consequences to the participant and the Company will be similar to the tax consequences of restricted stock awards, described above. If the award consists of unrestricted shares of Company common stock, the recipient of those shares will immediately recognize as taxable ordinary income the fair market value of those shares on the date of the award, and the Company will be entitled to a corresponding tax deduction.

Certain Limitations on Deductibility of Executive Compensation.

Under Section 162(m) of the Code, the Company may be limited as to federal income tax deductions to the extent that total annual compensation in excess of $1 million is paid to our Chief Executive Officer or our other highest paid executive officer, other than the Chief Executive Officer or Chief Financial Officer, who is employed by us on the last day of the Company's taxable year. Compensation resulting from awards under the 2006 Plan will be subject to the deduction limitations imposed by Section 162(m) of the Code.

Under certain circumstances, accelerated vesting, exercise or payment of awards under the 2006 Plan in connection with a "change in control" of the Company might be deemed an "excess parachute payment" for purposes of the golden parachute payment provisions of Section 280G of the Code. To the extent it is so considered, the grantee holding the award would be subject to an excise tax equal to 20% of the amount of the excess parachute payment under Section 4999 of the Code, and the Company would be denied a tax deduction for the excess parachute payment.

Aggregate Outstanding Grants

As of February 28, 2011 outstanding awards under the 2006 Plan are held by, or approved to be granted to, the following named individuals and groups:

	Outstanding Awards (Number of Shares)		
Name and Position	**Stock Options**	**Deferred Stock Units**	**Total**
Executive Officers			
Martin E. Hanaka	1,000,000	211,378	1,211,378
Sue E. Gove	330,000	30,000	360,000
Steven Larkin	55,000	-	55,000
Matt Corey	100,000	-	100,000
Joseph Kester	80,000	-	80,000
All current executive officers as a group	1,605,000	241,378	1,846,378
All current directors who are not executive officers as a group	-	213,621	213,621
Each nominee for election as a director			-
Robert E. Allen	-	44,260	44,260
Glenda Flanagan	-	56,003	56,003
Thomas G. Hardy	-	56,679	56,679
Marvin E. Lesser	-	56,679	56,679
Each other person who received or is to receive 5% of such options or restricted stock	-	-	-
All other employees, including all current officers who are not executive officers, as a group	1,030,245	-	1,030,245

Because it is within the Compensation Committee's discretion to determine which directors, employees and consultants receive awards under the 2006 Plan, and the types and amounts of those awards, it is not possible at present to specify all of the persons to whom awards will be granted in the future or the amounts and types of individual grants. However, in addition to the grants described in the table below, it is anticipated that, among others, all of our current executive officers, including our named executive officers, and some of our directors will receive awards under the 2006 Plan.

On February 25, 2010, the Compensation Committee authorized awards under the 2006 Plan of performance shares to certain executive officers of the Company. A description of the material terms and conditions of these awards and the number of performance shares awarded to the following named individuals and groups is set forth below:

Name and Principal Position	Number of Performance Shares (1)	
	Low	High
Martin E. Hanaka *Chairman of the Board of Directors and Chief Executive Officer*	15,000	60,000
Sue E. Gove *Executive Vice President, Chief Financial Officer and Chief Operating Officer*	11,250	45,000
Steven Larkin *Senior Vice President, Direct*	7,500	30,000
Matt Corey *Senior Vice President - Chief Marketing Officer*	7,500	30,000
All current executive officers as a group	56,250	225,000

(1) As further described below, the dollar value of these awards is not determinable at this time.

The number of performance shares that are earned by an executive officer will be based on the Company's achievement of EBITDA targets for 2011. The maximum number of performance shares that may be earned by each executive officer is shown in the table set forth above. Following issuance of the Company's 2011 audited financial statements, the number of performance shares that are earned (if any) will be automatically converted into an equal number of shares of common stock of the Company in the form of restricted stock under the Plan, provided that the holder continues to be employed by the Company on the date of such conversion (the "conversion date"). If the holder's employment with the Company is terminated under any circumstances prior to the conversion date, all of his or her performance shares will be forfeited. One-third of the restricted stock will vest on each of the first, second and third anniversaries of the initial award date of the performance shares, subject to automatic forfeiture if the holder's employment with the Company terminates under any circumstances prior to the vesting date. Upon a change of control of the Company (as such item is defined in the Plan) any outstanding performance shares will be converted to restricted stock as described above based on the Company's 2011 EBITDA through the end of the month preceding the change of control date compared to a correspondingly pro-rated portion of the 2011 EBITDA targets, and any restricted stock received or held by an executive officer will be fully vested.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR PROPOSAL 3.

REPORT OF THE AUDIT COMMITTEE

The following report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Audit Committee operates under a written charter, a copy of which is available in the Investor Relations section of the Company's website at www.golfsmith.com, under "Corporate Governance."

The Audit Committee is comprised of Robert E. Allen, Glenda Flanagan and Marvin E. Lesser, each of whom was determined by the Board of Directors to be independent under the rules of the Nasdaq Global Market ("Nasdaq") and the SEC and each of whom qualify as an "audit committee financial expert" in accordance with SEC rules. Stockholders should understand that this designation is an SEC disclosure requirement related to the Audit Committee members' experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on any member of the Audit Committee any duties, obligations or liabilities that are greater than are generally imposed on them as members of the Audit Committee and the Board of Directors, and their designation as audit committee financial experts pursuant to this SEC requirement does not affect the duties, obligations or liability of any member of the Audit Committee or the Board of Directors.

The primary focus of the Audit Committee is to assist the Board of Directors in its general oversight of the Company's financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company's independent registered public accounting firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are "independent" under applicable rules.

In this context, the Audit Committee has met and held discussions with management and Ernst & Young LLP, the Company's independent registered public accountants. Management represented to the Audit Committee that the audited financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended January 1, 2011, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standards No. 61, as amended (Codification of Statements on Auditing Standards, 380), as adopted by the Public Company Accounting Oversight Board (the "PCAOB") in Rule 3200T. The Audit Committee's discussions with the independent registered public accounting firm were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company's internal controls and the overall quality of the Company's financial reporting.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCOAB regarding the independent registered public accounting firm's communication with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm their independence from management and the Company, and approved the fees for audit services provided by Ernst & Young.

During fiscal 2010 and 2009, the Company did not engage Ernst & Young to provide any prohibited non-audit services in light of the possible effect of the performance of such services on the auditor's independence.

Based on the reviews and discussions referred to above, the Audit Committee unanimously recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended January 1, 2011. The Audit Committee has selected the Company's independent registered public accounting firm and has asked the stockholders to ratify the selection.

AUDIT COMMITTEE
Marvin E. Lesser, Chairman
Robert E. Allen
Glenda Flanagan

GOVERNANCE OF THE COMPANY

Our Board of Directors has the responsibility for establishing broad corporate policies and for the overall performance of the Company. In accordance with applicable Delaware law, the business of the Company is managed under the direction of its Board of Directors. Pursuant to the Company's amended and restated bylaws (the "Amended and Restated Bylaws"), the Board of Directors is to consist of not fewer than five or more than thirteen directors. Our Board of Directors currently consists of ten directors. During 2010, the Board of Directors met five times (not including committee meetings). Each of our directors attended not fewer than seventy five percent of the aggregate of all meetings of the Board and meetings of the committees of the Board of which he or she was a member in 2010. The Company does not have a policy on attendance at the Annual Meeting; however, all of our directors attended the Annual Meeting in 2010.

THE BOARD'S LEADERSHIP STRUCTURE

The Board recognizes that one of its key responsibilities is to evaluate and determine its leadership structure. The Board believes that there is no single, generally accepted approach to providing Board leadership and that, given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. The Board of Directors has determined that having the Company's Chief Executive Officer serve as Chairman is in the best interest of the Company's stockholders at this time. We believe that our current leadership structure makes the best use of the Chief Executive Officer's extensive knowledge of the Company and its industry, and that it fosters effective communication between the Company's management and the Board of Directors. Nevertheless, the Board believes that it is important to retain the organizational flexibility to determine whether the roles of the Chairman of the Board and Chief Executive Officer should be separated or combined in one individual.

RISK MANAGEMENT OVERSIGHT

The Board of Directors has responsibility for the oversight of the Company's risk management policies and the key enterprise risks affecting the Company's business. In fiscal year 2011 the Board intends to undertake a review of its approach to the evaluation and oversight of the Company's risk management and will delegate responsibility to its Committees as it deems appropriate.

The Board of Directors regularly reviews information regarding the Company's credit, liquidity and operations, as well as the risks associated with each.

The Board of Directors receives the input of the Company's executive officers in its assessment and analysis of the most likely areas of current and future risk for the Company.

CODE OF BUSINESS CONDUCT AND ETHICS

The Company has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees. A copy of this code is available in the Investor Relations section of the Company's website at *www.golfsmith.com*, under "Corporate Governance." The information on the Company's website is not incorporated by reference in this Proxy Statement. The Company will disclose any amendments to provisions of the Code of Business Conduct and Ethics by posting such amendments on its website. In addition, any such amendments, as well as any waivers will be disclosed in a report on a Form 8-K.

INDEPENDENCE OF DIRECTORS

The Company is a "controlled company" under the Nasdaq corporate governance rules. A "controlled company" is a company of which more than 50% of the voting power is held by an individual, group or another company. Based on the shares owned by Atlantic Equity Partners III L.P. ("Atlantic Equity Partners") together with a voting rights and stockholders' agreement among Atlantic Equity Partners, Carl Paul and Franklin Paul, Atlantic Equity Partners holds more than 50% of our voting power. Among other things, a controlled company exemption eliminates the requirements that (1) a majority of the Board of Directors consist of independent directors, and (2) the Company establish a Nominating Committee and a Compensation Committee that are composed entirely of independent directors. Also, a written charter addressing the purpose and responsibilities of the Compensation Committee is not required. The "controlled company" exemption does not modify the independence requirements for our Audit Committee. In addition, if the Company ceases to qualify as a "controlled company" in the future, the Board of Directors will be required to be composed of a majority of independent directors and the Compensation and Nominating Committees will be required to be composed entirely of independent directors within one year of the date that the Company ceases to be a "controlled company".

The Board of Directors has determined that three of its ten members are independent directors in accordance with the requirements of Nasdaq. These requirements include a series of objective tests, including that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as further required by the rules of Nasdaq, the Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Board of Directors reviewed and discussed information provided by the Board of Directors and the Company with regard to each director's business and personal activities as they may relate to the Company and its management. The Board of Directors has reviewed the independence of the current non-management directors under these standards and determined Mr. Allen, Ms. Flanagan and Mr. Lesser to be independent.

Mr. Hanaka, the Company's Chairman and Chief Executive Officer, serves on the Company's Board of Directors.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors has established a process to receive communications from stockholders. Stockholders who wish to communicate with the Board of Directors, or individual directors, may send correspondence to them in care of James A. Eliasberg, Secretary of the Company, 11000 North IH-35, Austin, Texas, 78753.

The Board of Directors has instructed the Secretary to review all communications so received and to determine whether the contents represent a message to the directors. Any contents that are not in the nature of advertising, promotions of a product or service, patently offensive material or matters deemed inappropriate for the Board of Directors will be forwarded promptly to the addressee. However, any director may at any time request the Secretary to forward any and all communications received by the Secretary but not forwarded to the directors pursuant to the foregoing standards.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has designated an Audit Committee, a Compensation Committee and a Nominating Committee. The members of each committee are appointed by the Board of Directors and serve one-year terms. Each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee operates under a written charter that is available on the Company's web site: *www.golfsmith.com*.

Audit Committee

The Audit Committee currently consists of Mr. Allen, Ms. Flanagan and Mr. Lesser (Chairman). Each member of the Audit Committee is an independent director, as defined under Nasdaq rules.

All Audit Committee members must be financially literate, and at least one member must be an audit committee financial expert as such term is defined under the Sarbanes-Oxley Act of 2002 and Item 407(d) of Regulation S-K of the SEC. The Board of Directors has determined that Mr. Allen, Ms. Flanagan and Mr. Lesser each qualify as an "audit committee financial expert." The Company's Board of Directors has adopted a charter setting forth the responsibilities of the Audit Committee, which include:

- retaining and terminating the Company's independent registered public accounting firm;
- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing with management and the independent registered public accounting firm the Company's interim and year-end operating results;
- reviewing the adequacy of the Company's internal controls and audit procedures; and
- approving (or, as permitted, pre-approving) all audit and non-audit services to be performed by the independent registered public accounting firm.

During 2010, the Audit Committee met four times, and all directors serving on the Audit Committee at the relevant meetings attended not fewer than seventy five percent of the meetings. The responsibilities and activities of the Audit Committee are described in greater detail in "Report of the Audit Committee" and the Audit Committee charter, a copy of which is available in the Investor Relations section of the Company's website at *www.golfsmith.com*, under "Corporate Governance."

Compensation Committee

The Compensation Committee currently consists of Mr. Allen (Chairman), Mr. Buaron and Ms. Flanagan. The Company's Board of Directors has adopted a charter setting forth the responsibilities of the Compensation Committee, which include:

- determining the compensation of the Chief Executive Officer based on the achievement of corporate objectives;
- reviewing and recommending approval of compensation of the Company's executive officers;
- administering the Company's equity incentive plans; and

- reviewing and making recommendations to the Company's Board of Directors with respect to incentive compensation and equity plans.

During 2010, the Compensation Committee met three times and took no actions by written consent. Each committee member attended all of their Compensation Committee meetings during 2010. The Compensation Committee is governed by a written charter, a copy of which is available in the Investor Relations section of the Company's website at *www.golfsmith.com*, under "Corporate Governance."

Report of the Compensation Committee

Disclosure under this section is not required for a smaller reporting company.

Compensation Committee Interlocks and Insider Participation

Disclosure under this section is not required for a smaller reporting company.

Nominating Committee

The Nominating Committee currently consists of Mr. Buaron (Chairman), Mr. Hanaka and Mr. Grover.

The Company's Board of Directors has adopted a charter setting forth the responsibilities of the Nominating Committee, which include:

- developing and recommending criteria for selecting new directors and evaluating and recommending nominees to the Board of Directors;
- supervising the selection and composition of committees for the Board of Directors;
- evaluating the performance of the Board of Directors and of individual directors; and
- identifying and recommending to the Board of Directors individuals qualified to become executive officers of the Company.

The Nominating Committee met twice in 2010 and is governed by a written charter, a copy of which is available in the Investor Relations section of the Company's website at *www.golfsmith.com*, under "Corporate Governance." Each committee member attended all of the Nominating Committee meetings during 2010.

DIRECTOR NOMINATION PROCESS

Directors may be nominated by the Board of Directors or by stockholders in accordance with the Company's Amended and Restated Bylaws and consistent with the terms of the management rights agreement by and between the Company and Atlantic Equity Partners (the "Management Rights Agreement"), for so long as the Management Rights Agreement is in force. As a matter of course, the Nominating Committee reviews the qualifications of various persons to determine whether they represent good candidates for consideration for membership on the Board of Directors. The Nominating Committee is authorized to review all proposed nominees for the Board of Directors, including those proposed by stockholders. The Nominating Committee is authorized to evaluate candidates proposed by stockholders using the same criteria as for other candidates. This process includes a review of the candidate's character, judgment, experience, independence, understanding of our business or related industries and such other factors as the Nominating Committee determines are relevant in light of the needs of the Board of Directors and the Company, including those discussed in the following paragraph. The Nominating Committee selects qualified candidates and reviews its recommendations with the Board of Directors, which then decides whether to invite a candidate to be a nominee for election to the Board of Directors. The Company does not currently pay a fee to any third party to identify or assist in identifying or evaluating potential nominees. The Management Rights Agreement allows Atlantic Equity Partners to designate, after the Company ceases to be a controlled company under the rules of Nasdaq, a certain number of directors for nomination to the Board of Directors until Atlantic Equity Partners' ownership falls below 10%.

The Company does not have a formal diversity policy for Board of Director membership. The Board seeks directors who have backgrounds and experiences that will be valuable in the Board's deliberations and decisions. The Nominating Committee considers, among other factors, individuals' viewpoints, skills and experience in its evaluation of candidates for Board of Director membership. Such considerations are discussed by the Nominating Committee in connection with the general qualifications of each potential nominee.

When analyzing whether directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of the Company's business and structure, the Nominating Committee and the Board of Directors consider, among other things, the information as summarized for each of the Directors set forth on pages 5 through 7.

Stockholder recommendations for director candidates may be submitted to the Secretary of the Company at 11000 N. IH-35, Austin, Texas, 78753, and such recommendations will be forwarded to the Nominating Committee. Such nominations must be made in accordance with the provisions of the Company's Amended and Restated Bylaws, including the requirement that they are received by the Secretary of the Company not less than 90 days prior to any meeting of stockholders called for the election of directors.

EXECUTIVE OFFICERS

Certain information concerning the Company's executive officers is set forth below:

Martin E. Hanaka, age 61. See "Proposals Submitted for Stockholder Vote – Proposal 1 – Election of Directors" for biographical information about Mr. Hanaka.

Sue E. Gove, age 52, joined the Company as Executive Vice President and Chief Operating Officer in September 2008 after acting as an independent consultant since April 2006, serving clients in specialty retail and private equity. She was additionally named Chief Financial Officer in March 2009. She has been a member of the Board of Directors of AutoZone, Inc. since 2005, serves on its audit committee and is Chairman of its nominating and governance committee. She was Executive Vice President and Chief Operating Officer of Zale Corporation from 2002 to March 2006 and a director of Zale Corporation from 2004 to 2006.

Steven Larkin, age 53, joined the Company in January 2010 as our Senior Vice President of Direct to Consumer. From 2006-2009, Mr. Larkin was Executive Vice President and Chief Marketing and E-Commerce Officer at Zale Corporation,. Previous positions held include Vice President of Merchandising at Federated/Macy's department stores, Fingerhut Corporation and ShopNBC. Mr. Larkin has over 30 years of experience in multi-channel retail.

Matt Corey, age 44, is Golfsmith's Senior Vice President - Chief Marketing Officer responsible for all multi-channel marketing, visual merchandising and business development strategies. He joined the Company in November 2004 as Vice President of Marketing. Prior to joining the Company, Mr. Corey served as Vice President—Marketing and E-Commerce for The Bombay Company from April 2002 until November 2004.

Eli Getson, age 40, joined the Company in June, 2010 as Senior Vice President and Chief Merchandising Officer responsible for all merchandising, buying, and inventory management strategies. Prior to joining the Company, Mr. Getson served as a Category Manager for Cabelas from January 2010 to June 2010, Vice President of Private Brands for The Bonton Stores Inc. from May 2006 to October 2009, and Senior Vice President of Design and Merchandising for Perry Ellis International from May 2003 to November 2005.

Joseph J. Kester, age 47, has served as the Company's Senior Vice President of Store Operations since January 2010. Prior to this, Mr. Kester was Vice President of Field Operations from 2006 to 2010. Prior to that, Mr. Kester served as our Regional Manager for the Midwest Region of the Company from September 2003 to October 2006.

COMPENSATION DISCUSSION AND ANALYSIS

As a smaller reporting company, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to smaller reporting companies.

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table summarizes the total compensation paid to or earned by our Named Executive Officers ("NEOs") in fiscal 2010 and 2009.

Name and Principal Position	Year	Salary	Bonus (2)	Stock Awards (3)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	All Other Compensation (5)	Total
Martin E. Hanaka *Chairman of the Board of Directors and Chief Executive Officer*	2010	$ 696,539	$ -	$ 223,000	$ -	$ -	$ 4,530	$ 924,068
	2009	600,000	150,000	-	-	93,239	152,225	995,464
Sue E. Gove *Executive Vice President, Chief Financial Officer and Chief Operating Officer*	2010	513,000	-	133,800	-	-	2,045	648,845
	2009	444,296	50,000	-	73,030	52,448	53,472	673,246
Steven Larkin (1) *Senior Vice President, Direct*	2010	220,615	-	-	30,000	-	850	251,465
	2009	-	-	-	-	-	-	-

(1) Mr. Larkin joined the Company in January of 2010 and was appointed Senior Vice President of Direct on February 24, 2010.

(2) The amount shown in this column for Mr. Hanaka represents a one-time bonus of $150,000 to cover the cost of relocation. The amount shown in this column for Ms. Gove represents a one-time bonus of $50,000 pursuant to the terms of her employment agreement dated September 29, 2008.

(3) The amounts set forth next to each award represent the aggregate grant date fair value of such awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). For discussion of the assumptions used in these valuations, see Note 8 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended January 1, 2011. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense and do not correspond to the actual value that will be realized by the NEO's.

(4) The amounts shown in this column represent amounts earned and paid 2009 based on the performance of the Company under the 2009 Bonus Plan.

(5) Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company. The amounts shown in this column for 2010 represent executive life insurance paid by the Company on behalf of the NEO's. The amounts shown in this column for 2009 represent $148,994 and $50,241 paid to Mr. Hanaka and Ms. Gove, respectively, as reimbursement for temporary residence and travel expenses to Austin, Texas pursuant to their respective employment agreements and $6,462 in executive life insurance paid by the Company on behalf of Mr. Hanaka and Ms. Gove during the year ended January 2, 2010.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE

Material Terms of Employment Agreements

Mr. Hanaka

On June 13, 2008, the Company appointed Martin E. Hanaka to the position of Chairman and Chief Executive Officer. Mr. Hanaka had been the Company's interim Chief Executive Officer since January 9, 2008 and had been with the Company since April 2007, serving as a director and Chairman of the Board.

Mr. Hanaka's original employment agreement was entered into on June 13, 2008 and was amended and restated as of December 28, 2009. Subject to earlier termination, the employment agreement extends until July 1, 2013, with automatic successive one-year extensions unless terminated by either party. As provided in the employment agreement, Mr. Hanaka will receive (i) a minimum base salary of $700,000 per year; (ii) the potential to earn an annual bonus of up to 75 percent of his then-current base salary based on the Company's attainment of financial targets as are established by the Company's Board of Directors; (iii) the grant of a stock option to purchase 1,000,000 shares of common stock of the Company at an exercise price of $2.33 per share (which was the closing price of the common stock on the date of the employment agreement) vesting in five equal annual installments; (iv) payment of or reimbursement for reasonable residential rental and living expenses incurred for Mr. Hanaka's residence in the Austin, Texas metropolitan area and reasonable airfare incurred for business purposes and commuting up to once per week between Austin, Texas and his primary residence in Fort Lauderdale, Florida until February 28, 2010; and (v) other benefits, such as participation in the 401(k) retirement savings plan, health and disability insurance, as well as four weeks paid vacation, reimbursement of business expenses and indemnification and liability insurance on the same basis as other officers of the Company.

The employment agreement further provides that, if, prior to a "change of control," the Company's Board of Directors terminates Mr. Hanaka's employment without "cause" or cancels an automatic extension of his employment term, or Mr. Hanaka resigns for "good reason", as those terms are defined in the employment agreement, Mr. Hanaka will be entitled to receive (i) a prorated bonus for the fiscal year in which his employment terminates, and (ii) severance payments totaling 200 percent of an amount equal to his then-current base salary, payable in equal installments in accordance with customary payroll procedures during a two-year period, commencing within 60 days following the date his employment is terminated. The employment agreement further provides that, if, on or after a change of control, the Company's Board of Directors terminates Mr. Hanaka's employment without cause or cancels an automatic extension of his employment term, or Mr. Hanaka resigns under any circumstances, Mr. Hanaka will be entitled to receive (i) a prorated bonus for the fiscal year in which his employment terminates, and (ii) severance payments totaling 200 percent of an amount equal to the sum of his then-current base salary plus his then-current maximum annual bonus payable in equal installments in accordance with customary payroll procedures during a two-year period, commencing within 60 days following the date his employment is terminated. In each such case, Mr. Hanaka is entitled to Company-paid health care continuation coverage premiums for himself and his dependents for two years following such termination of employment. In the case of a change of control event, all of his stock options shall become fully exercisable. In the event of death or disability, Mr. Hanaka (or his beneficiary) will be entitled to receive a prorated annual bonus for the fiscal year in which his employment is terminated and Company-paid health care continuation coverage premiums for Mr. Hanaka and his dependents for one year following such termination of employment. To receive these severance and post-termination benefits, Mr. Hanaka or his legal representative is required to execute a general release of claims against the Company and its affiliates. In addition, in the event of Mr. Hanaka's death prior to all of his stock options becoming fully exercisable, in addition to any stock options that are otherwise exercisable, options to purchase 200,000 of the common stock will become exercisable.

Mr. Hanaka's employment agreement also contains restrictive covenants which generally prohibit Mr. Hanaka from (a) disclosing the Company's trade secrets and confidential information, or (b) during his employment term and for the two-year period following termination of employment (1) soliciting on behalf of a competing business the Company's customers, (2) soliciting the Company's employees or (3) engaging in any competing business.

Ms. Gove

Ms. Gove's original employment agreement was entered into on September 29, 2008 and was amended and restated as of December 28, 2009. The agreement extends for three years from September 29, 2008, with automatic successive one-year extensions unless terminated by either party. As provided in the employment agreement, Ms. Gove will receive (i) a minimum base salary of $400,000 per year; (ii) the potential to earn an annual bonus of up to 75 percent of her then-current base salary based on the Company's attainment of such financial targets as are established by the Board of Directors of the Company; (iii) the grant of a stock option to purchase 200,000 shares of common stock of the Company at an exercise price of $2.50 (which was the closing price of the common stock on the date of the employment agreement) vesting in five equal annual installments; (iv) payment of or reimbursement for reasonable residential rental and living expenses incurred for Ms. Gove's temporary residence in the Austin, Texas metropolitan area and reasonable airfare incurred for business purposes and commuting up to once per week between Austin, Texas and her primary residence in Dallas, Texas for up to one year until her relocation to the Austin area; and (v) other benefits, such as participation in the 401(k) retirement savings plan, health and disability insurance, as well as four weeks paid vacation, reimbursement of business expenses and indemnification and liability insurance on the same basis as other officers of the Company. Pursuant to the agreement, on May 15, 2009, Ms. Gove received: (vi) an increase of $50,000 to annual base salary for a total of $450,000 per year; (vii) a $50,000 retention bonus as defined in the employment agreement; and (viii) a grant of a stock option to purchase 100,000 shares of common stock of the Company at an exercise price equal to the closing price of the Company's stock on that date.

The employment agreement further provides that, if, prior to a "change of control," the Company's Board of Directors terminates Ms. Gove's employment without "cause" or cancels an automatic extension of her employment term, or Ms. Gove resigns for "good reason", as those terms are defined in the employment agreement, Ms. Gove will be entitled to receive (i) her earned but unpaid base salary and earned but unpaid annual bonus for any completed fiscal year; (ii) her prorated annual bonus for the fiscal year in which her employment is terminated; and (iii) severance payments totaling 200 percent of an amount equal to her then-current base salary, depending on the date of termination, payable in equal installments in accordance with customary payroll procedures during a 24-month period commencing no later than 60 days following the date her employment is terminated, or until she accepts other employment, whichever is sooner. If, on or following the occurrence of a "change of control," the Company's Board of Directors terminates Ms. Gove's employment without "cause" or cancels an automatic extension of her employment term, or Ms. Gove resigns for "good reason," Ms. Gove will be entitled to receive (i) her earned but unpaid base salary and earned but unpaid annual bonus for any completed fiscal year; (ii) her prorated annual bonus for the fiscal year in which her employment is terminated; and (iii) an amount equal to 200 percent of her then current total annual base salary, payable in equal installments in accordance with customary payroll procedures during a 24-month period, commencing no later than 60 days following the date her employment is terminated, or until she accepts other employment, whichever is sooner. In each such case Ms. Gove is entitled to Company-paid health care continuation coverage premiums for herself and her dependents for up to two years following such termination of employment, depending on the date of termination, or until she accepts other employment, whichever is sooner. If Ms. Gove's employment is terminated following a "change of control," all of her stock options shall become fully exercisable. In the event of death or disability, Ms. Gove (or her beneficiary) will be entitled to receive a prorated annual bonus for the fiscal year in which her employment is terminated and Company-paid health care continuation coverage premiums for Ms. Gove and her dependents for one year following such termination of employment. To receive these severance and post-termination benefits, Ms. Gove or her legal representative is required to execute a general release of claims against the Company and its affiliates.

Ms. Gove's employment agreement also contains restrictive covenants which generally prohibit Ms. Gove from (i) disclosing the Company's trade secrets and confidential information; or (ii) during her employment term and for the two-year period following termination of employment (a) soliciting on behalf of a competing business the Company's customers, (b) soliciting the Company's employees or (c) engaging in any competing business.

Mr. Larkin

On January 19, 2010, Mr. Larkin entered into a Confidentiality, Intellectual Property and Non-Compete Agreement (the "Non-Compete Agreement") with the Company. As consideration for the promises set forth in the Non-Compete Agreement, upon termination of Mr. Larkin's employment without cause, he will be entitled to receive his annual base salary in effect upon termination in equal installments in accordance with customary payroll procedures during a 24-month period following the termination of his employment.

Material Terms of Grants and Awards

2002 Incentive Stock Plan

In 2002, we adopted our 2002 Incentive Stock Plan (the "2002 Plan"). Under the 2002 Plan, certain employees, members of our Board of Directors and third-party consultants may be granted options to purchase shares of our common stock, stock appreciation rights ("SARs") and restricted stock grants. Options are exercisable and vest in accordance with each option agreement. Following the adoption of our 2006 Plan, we have not and do not intend to grant any more options under our 2002 Plan, although options previously granted under the 2002 Plan will remain outstanding and subject to its terms.

Options, stock grants and SARs granted under the 2002 Plan will accelerate and become fully vested in the event we are acquired or merge with another company. In addition, our Board of Directors may, upon a change in control, cancel the options, stock grants or SARs, but only after providing the optionees or grantees with a reasonable period to exercise his or her options or SARs or take appropriate action to receive stock subject to any stock grants. Under the 2002 Plan, our Board of Directors will not be permitted, without the adversely affected optionee's or grantee's prior written consent, to amend, modify or terminate our stock plan if the amendment, modification or termination would impair the rights of optionees or grantees. The plan will terminate in 2012 unless terminated earlier by our Board of Directors.

2006 Incentive Compensation Plan

The Board of Directors adopted the 2006 Plan effective June 16, 2006. Under the 2006 Plan, we may issue or grant up to 1,800,000 options to purchase shares of our common stock, SARs and restricted stock grants or performance units to employees, members of our Board of Directors and third-party consultants. Pursuant to the First Amendment to the 2006 Plan adopted by the Company's Board of Directors on May 5, 2009 (the "First Amendment"), the number of shares of common stock that may be issued under the 2006 Plan increased from 1,800,000 to 3,300,000. We are seeking stockholder approval in this Proxy Statement to increase the number of options to purchase shares of our common stock, SARs and restricted stock grants or performance units to employees, members of our Board of Directors and third-party consultants by 600,000. The exercise price of options granted is equal the common stock share price on the date granted.

The Compensation Committee administers the 2006 Plan and may provide for the payment of dividend equivalents with respect to shares of common stock subject to certain types of awards. The Board of Directors may, subject to any legal limitations, exercise any powers or duties of the Compensation Committee concerning the 2006 Plan. The Compensation Committee will select eligible employees, directors and/or consultants of us and our subsidiaries or affiliates to receive options or other awards under the 2006 Plan and will determine the number of shares of common stock covered by those options or other awards, the terms under which options or other awards may be exercised. The Compensation Committee is authorized to interpret the 2006 Plan and awards and to accelerate the vesting or exercisability of awards subject to the limitations of the 2006 Plan. Holders of options, SARs, unvested restricted stock and other awards may not transfer those awards, unless they die or, except in the case of incentive stock options, the Compensation Committee determines otherwise.

If we undergo a change of control, the Compensation Committee may adjust outstanding awards by substituting stock or other securities of any successor or another party to the change of control transaction, or cash out outstanding options, SARs and other awards, in any such case, generally based on the consideration received by our stockholders in the transaction.

Subject to particular limitations specified in the 2006 Plan, the Board of Directors may amend or terminate the 2006 Plan, and the Compensation Committee may amend awards outstanding under the 2006 Plan. The 2006 Plan will continue in effect until all shares of the common stock available under the 2006 Plan are delivered and all restrictions on those shares have lapsed, unless the 2006 Plan is terminated earlier by the Board of Directors.

2010 Restricted Stock Unit Grants

On May 7, 2010, the Company's Compensation Committee and Board of Directors approved grants of 30,000 and 50,000 restricted stock units ("RSU's) to Ms. Gove and Mr. Hanaka, respectively. Each RSU represents the equivalent of one share of the Company's common stock, vests on the third anniversary of the grant date. On the vesting date, the Compensation Committee may, at its sole discretion, elect to deliver cash in lieu of the RSU shares in an amount equal to the fair market value of the issuable shares.

Annual 2010 Bonus Plan

We believe the payment of cash bonuses provides meaningful incentives, rewards performance that benefits our business and is consistent with creation of stockholder value. Our annual bonuses are designed to be earned and paid to our NEOs at the discretion of our Compensation Committee. Any potential annual bonuses are based upon achievement of earnings before interest, taxes, depreciation and amortization (EBITDA) targets. The Company's Compensation Committee may exercise full discretion to award or withhold any and all annual bonus compensation without regard to attainment or non-attainment of relevant performance goals.

On November 11, 2009, the Compensation Committee approved a cash bonus plan for our employees, including our NEOs, for fiscal 2010 (the "2010 Bonus Plan"). The 2010 Bonus Plan was intended to assist us in attracting, retaining and motivating executive officers and key employees, and to reward them for assisting in achievement of our operational and strategic goals during fiscal 2010. The 2010 Bonus Plan was adopted to provide an outcome-based annual cash incentive to executive officers and key employees. Payments under the 2010 Bonus Plan, if any, were contingent upon our achievement of certain corporate objectives, as well as the employee's continued employment with us on the date of payment.

Under the 2010 Bonus Plan, bonuses were tied to the achievement of specific earnings targets based on earnings before interest, tax, depreciation and amortization ("EBITDA"). The Company did not achieve the EBITDA target for fiscal 2010 overall. None of the executive officers of the Company will be eligible to receive a cash bonus for 2010.

The Compensation Committee retains full discretion in any given fiscal year to grant additional bonuses and may decide to award or withhold an award for an individual based upon overall Company performance or upon such individuals' personal performance during the year.

OUTSTANDING EQUITY AWARDS

The following table sets forth information concerning outstanding equity awards as of February 28, 2011, for each named executive officer:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)
Mr. Hanaka	400,000	600,000	$ 2.32	06/13/18 **(4)**	50,000	$ 205,000
Ms. Gove	80,000	120,000	2.50	09/29/18 **(5)**	30,000	123,000
	20,000	80,000	1.13	05/05/19 **(6)**	-	-
	-	30,000	4.16	02/25/21 **(7)**	-	-
Mr. Larkin	6,000	24,000	2.74	01/25/20 **(8)**	-	-
	-	25,000	4.16	02/25/21 **(7)**	-	-

(1) The amounts set forth in this column reflect the number of shares underlying time-based options that are vested that were granted under the 2002 and 2006 Plans.

(2) The amounts set forth in this column reflect the number of shares underlying time-based options that are not vested that were granted under the 2002 and 2006 Plans.

(3) The amounts set forth in this column reflect restricted stock unit grants to Ms. Gove and Mr. Hanaka, respectively approved by the Company's Compensation Committee and Board of Directors on May 7, 2010. Represents the product of the closing market price of the Company's common stock of $4.10 as of February 28, 2011, multiplied by the number of shares of common stock subject to the award. See "2010 Restricted Stock Unit Grants" for additional information regarding the grants, including the vesting schedules.

(4) Granted on June 13, 2008 vest and become exercisable in equal installments on each anniversary of the grant date over five years.

(5) Granted on September 29, 2008 vest and become exercisable in equal installments on each anniversary of the grant date over five years.

(6) Granted on May 5, 2009 vest and become exercisable in equal installments on each anniversary of the grant date over five years.

(7) Granted on February 25, 2011 vest and become exercisable in equal installments on each anniversary of the grant date over five years.

(8) Granted on January 25, 2010 vest and become exercisable in equal installments on each anniversary of the grant date over five years.

DIRECTOR COMPENSATION

The following table summarizes compensation paid to non-employee directors during 2010.

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Total
Robert E. Allen	$ 77,385	$ 66,900	$ 144,285
Robert Buaron	-	-	-
Thomas Berglund	-	-	-
Glenda Flanagan	69,385	66,900	136,285
James Grover	-	-	-
Thomas Hardy	66,385	66,900	133,285
Marvin E. Lesser	85,385	66,900	152,285
James Long	-	-	-
Emilio S. Pedroni	-	-	-

(1) Represents annual retainer, board meeting attendance fees and other fees paid pursuant to the Non-Employee Director Compensation Plan.

(2) Represents deferred stock units ("DSUs") granted in fiscal 2010 under the Non-Employee Director Compensation Plan. Amounts shown do not reflect compensation actually received by the directors, but represent the aggregate grant date fair value of such awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). For discussion of the assumptions used in these valuations, see Note 8 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal 2010.

Non-Employee Director Compensation Plan

In August 2006, the Company adopted the Non-Employee Director Compensation Plan (the "Director Compensation Plan") under which it compensates directors that are not employees of the Company or First Atlantic Capital, Ltd. In addition to cash compensation, the Non-Employee Director Compensation Plan authorizes an annual grant of deferred stock units ("DSUs") to members of our Board of Directors. Each DSU represents the equivalent of one share of the Company's common stock, vests immediately on the date of grant and is exercisable upon a director's completion of Board service. DSUs granted are issuable and included in the total number of shares reserved for issuance under the 2006 Plan. Directors who are employees of either the Company or First Atlantic Capital, Ltd. may be reimbursed for their business related expenses, but are not otherwise compensated for service as directors. On May 4, 2010, the Company's Board of Directors approved an amendment to the Non-Employee Director Compensation Plan providing changes in the annual retainer and annual grant of DSU's.

Effective May 4, 2010, the Director Compensation Plan also provides a $48,000 annual retainer for each non-employee director, as well as an annual retainer of $15,000 for the chair of the Audit Committee, and $5,000 annual retainers for the non-employee chairs of other standing committees. Directors are paid a fee of $1,500 for each board meeting or equivalent time for director-related special services performed outside of board or committee meetings as approved by the Chairman of the Board of Directors, and $1,000 for each committee meeting that they attend. Additionally, directors are reimbursed for any out-of-pocket expenses incurred in connection with attending meetings and other activities. The Director Compensation Plan also authorizes an annual grant of 15,000 DSUs to be issued to directors following the Company's Annual Meeting each year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as February 28, 2011, certain information known to the Company regarding the beneficial ownership of its common stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each of our directors, (iii) each of our chief executive officer, chief financial officer and three most highly compensated executive officers other than our chief executive officer and chief financial officer and (iv) all of our executive officers and directors as a group. Each beneficial owner has sole voting and investment power of the shares, except as noted.

Name (1)		Common Shares Owned		Vested Common Share Rights		Total Common Share Rights	Percent of Class Owned
Directors and Executive Officers							
Robert E. Allen		60,000		44,260	(9)	104,260	*
Thomas Berglund	(2)	1,500		-		1,500	*
Roberto Buaron	(2)	9,468,558	(6)	-		9,468,558	54.0%
Matt Corey		15,322		-		15,322	*
Glenda Flanagan		-		56,003	(9)	56,003	*
Eli Getson		-		-		-	*
Sue E. Gove		68,733		100,000		168,733	*
James Grover	(2)	2,000		-		2,000	*
Martin Hanaka		137,194		561,378	(10)	698,572	4.0%
Thomas G. Hardy		3,325		56,679	(9)	60,004	*
Joseph Kester		-		16,000		16,000	*
Steve Larkin		-		6,000		6,000	*
Marvin E. Lesser		3,500		56,679	(9)	60,179	*
James Long	(2)	39,500		-		39,500	*
Emilio Pedroni		-		-		-	*
All Directors & Officers as a Group (15 persons)		9,799,832		1,066,731		10,866,563	
5% Holders							
Atlantic Equity Partners III, L.P.	(2)	9,468,558	(8)	-		9,468,558	54.0%
Austin W. Marxe and David M. Greenhouse	(3)	1,826,917		-		1,826,917	10.4%
NWQ Investment Management Company, LLC	(4)	955,927		-		955,927	5.5%
Paradigm Capital Management, Inc.	(5)	1,101,166		-		1,101,166	6.3%
Carl Paul		1,523,140	(7)	-		1,523,140	8.7%
Franklin Paul		1,523,140	(7)	-		1,523,140	8.7%

*Represents less than 1%.

1) Unless otherwise indicated in the footnotes, the address for the beneficial owners named above is 11000 North I-H 35, Austin, Texas 78753.

2) The address for these beneficial owners is c/o First Atlantic Capital, Ltd., 135 East 57th Street, New York, NY 10022.

3) The address for these beneficial owners is 40 East 52nd Street, New York, NY 10022.

4) The address for these beneficial owners is 75 State Street, Boston, Massachusetts, 02109.

5) The address for these beneficial owners is Nine Elk Street, Albany, New York, 12207.

6) Includes 7,934,418 shares owned by Atlantic Equity Partners III, L.P. ("AEP III"). AEP III commenced activities on September 28, 1999 with a ten-year term subject to extension for three additional one-year periods with the approval of the AEP III's board of advisors to enable its orderly dissolution. The term of AEP III has been extended for two years until September 28, 2011 and may be further extended for one additional year. These shares may be deemed to be beneficially owned by Mr. Buaron because Mr. Buaron is the sole member of Buaron Capital Corporation III, LLC, which is the managing member of Atlantic Equity Associates III, LLC. Atlantic Equity Associates III, LLC is the sole general partner of Atlantic Equity Associates III, L.P., which is the sole general partner of AEP III and, as such, exercises voting and investment power over shares of capital stock owned by AEP III, including shares of our common stock. Mr. Buaron, as the sole member of Buaron Capital Corporation III, LLC has voting and investment power over, and may be deemed to beneficially own, the shares of our common stock owned by AEP III. Also includes 1,523,140 shares owned by Carl and Franklin Paul, which may be deemed to be beneficially owned by AEP III by virtue of the stockholders agreement described under "Independence of Directors" in this Proxy Statement and in footnote (8) below Mr. Buaron disclaims beneficial ownership of the shares owned by Carl and Franklin Paul and, except to the extent of his pecuniary interest therein, the shares held by AEP III. Also includes 11,000 shares of common stock that Mr. Buaron directly holds.

7) Consists of 992,206 shares owned by Carl Paul and 530,934 shares owned by Franklin Paul. Does not include 7,934,413 shares owned by AEP III that are subject to the stockholders agreement described under "Independence of Directors" in this Proxy Statement and in footnote (8) below.

8) Consists of 7,934,418 shares owned by AEP III Includes 1,523,140 shares owned by Carl and Franklin Paul that are subject to a stockholders agreement pursuant to which Carl and Franklin Paul have agreed to vote such shares in favor of nominees to our Board of Directors proposed by AEP III. As a result of this arrangement, AEP III may be deemed to be the beneficial owner of the shares held by Carl and Franklin Paul. AEP III disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. As described in footnote 6 above, Roberto Buaron, one of our directors, may be deemed to have voting and investment power over shares of our common stock owned by AEP III.

9) Represents Deferred Stock Units granted under the Non-Employee Director Compensation Plan that are fully vested, but are exercisable only upon completion of Board service.

10) Mr. Hanaka's vested common share rights include 400,000 employee stock options granted under the 2006 Plan and 161,378 Deferred Stock Units granted under the Non-Employee Director Compensation Plan that are fully vested, but are exercisable only upon completion of Board service. Also includes 137,194 shares of common stock that Mr. Hanaka directly holds.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2010, there were no transactions to be disclosed in which the Company was a participant and the amount involved exceeded $120,000 and in which any related person, including our executives and directors, had or will have a direct or indirect material interest.

Management Consulting Agreement

In connection with our acquisition by Atlantic Equity Partners in October 2002, we entered into a management consulting agreement with First Atlantic Capital, pursuant to which First Atlantic Capital agreed to advise us on management matters. We terminated the management consulting agreement upon the closing of our initial public offering in June 2006, but retained an obligation to reimburse First Atlantic Capital for expenses incurred in connection with meetings between representatives of First Atlantic Capital and us in connection with First Atlantic Capital's investment in us for so long as First Atlantic Capital holds at least 20% of our outstanding shares of common stock, but will not otherwise pay any fees under the Agreement. We reimbursed First Atlantic Capital in 2010 for expenses incurred in the amount of $42,970.

Management Rights Agreement

Effective June 2006, we entered into a management rights agreement with Atlantic Equity Partners. Pursuant to the management rights agreement, in the event that we are not, or we cease to be, a "controlled company" because Atlantic Equity Partners does not beneficially own, on its own or as part of a group, more than 50% of our outstanding common stock, and we are required by Nasdaq regulations to have a majority of independent directors on our Board of Directors, to the extent necessary, the Board of Directors will simultaneously be reduced or increased, as the case may be, in size to nine directors. This reduction or increase would be effective immediately following the first annual or special meeting of our stockholders at which directors are to be elected (a "Director Election") or effective immediately upon board action by written consent. The Board of Directors shall remain at this size until the first Director Election after the date on which Atlantic Equity Partners holds less than 15% of our outstanding common stock.

For so long as Atlantic Equity Partners continues to hold 25% or more of our outstanding common stock, it shall retain the right to designate three nominees for election to our Board of Directors, subject to compliance with Nasdaq regulations. If Atlantic Equity Partners continues to hold (1) less than 25% but at least 15% of our outstanding common stock, it will retain the right to designate two director nominees, and (2) less than 15% but at least 10% of our outstanding common stock, it will retain the right to designate one director nominee, and in each case, Atlantic Equity Partners will cause such number of directors nominated by Atlantic Equity Partners to resign as would be necessary to make the number of remaining directors correspond with Atlantic Equity Partners' designation rights unless our Board of Directors decides that any such directors should continue to serve on our Board of Directors. Once Atlantic Equity Partners holds less than 10% of our outstanding common stock, it shall have no right to designate directors. Pursuant to the management rights agreement, for so long as Atlantic Equity Partners owns any shares of our common stock, Atlantic Equity Partners shall have the right to nominate a non-voting observer to attend board or committee meetings of us and our subsidiaries, subject to such observer signing a confidentiality undertaking with us.

To the extent permitted by applicable law, Atlantic Equity Partners will have the right to nominate one or more directors for membership of participate any committee of our Board of Directors, or the Board of Directors or any committee of the Board of Directors of any of our subsidiaries, with the number of directors Atlantic Equity Partners is entitled to nominate at least equal to the proportion of directors nominated by Atlantic Equity Partners to our Board of Directors at that time. Because the audit committee must be composed entirely of independent directors as defined by the SEC and Nasdaq, no director who does not meet those requirements can be nominated by Atlantic Equity Partners for membership of that committee.

Indemnification Agreements and Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers and have purchased directors' and officers' liability insurance appropriate for a public company. The indemnification agreements and our amended certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and persons who own more than ten percent of the Company's common stock ("Section 16 Persons") to file reports of ownership and changes in ownership in the Company's common stock with the SEC and Nasdaq. Based on the Company's records and other information, the Company believes that all Section 16(a) filing requirements for the Section 16 Persons, except for Mr. Kester, have been complied with for the fiscal year ended January 1, 2011. An initial report under Section 16(a) of the Securities Exchange Act of 1934 was not timely filed upon Mr. Kester when he became an executive officer of the Company on August 1, 2010.

SHAREHOLDER PROPOSALS FOR 2012 ANNUAL MEETING OF STOCKHOLDERS

Any stockholder who intends to present a proposal at the annual meeting in the year 2012 (the "2012 Annual Meeting") must deliver the proposal to the Secretary at 11000 N. IH-35, Austin, Texas 78753:

Stockholder proposals intended for inclusion in the Proxy Statement for our next regularly scheduled annual meeting in 2012 must be received by us no later than November 17, 2011. Any stockholder proposal must comply with Rule 14a-8 (of Regulation 14A of the Securities and Exchange Commission) promulgated under the Securities Exchange Act of 1934, which lists the requirements for the inclusion of stockholder proposals in company-sponsored proxy materials. Under our Amended and Restated Bylaws, stockholder proposals not intended for inclusion in the proxy statement, but intended to be raised at our regularly scheduled annual meeting of stockholders in 2012, including nominations for election of directors other than the Board's nominees, must be received no earlier than December 29, 2011 nor later than January 30, 2012 and must comply with the procedures outlined in our Amended and Restated Bylaws.

The Company is not required to include in its Proxy Statement and form of proxy a stockholder proposal that fails to meet the requirements for stockholders set forth in its Amended and Restated Bylaws and/or established by the regulations of the SEC.

OTHER BUSINESS

As of the date of this Proxy Statement, we do not know of any other matters that may be presented for action at the 2011 Annual Meeting. Should any other business properly come before the meeting, the persons named on the enclosed proxy will, as stated therein, have discretionary authority to vote the shares represented by such proxy in accordance with their best judgment.

James A. Eliasberg

Vice President, General Counsel and Secretary

March 11, 2011

* * *

Whether or not you plan to attend the 2011 Annual Meeting, please complete, sign, date and promptly return the accompanying proxy card in the enclosed postage-paid envelope or follow the alternate voting procedures described on the proxy.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SEC MAIL PROCESSING
RECEIVED
MAR 11 2011
WASH. D.C.
200
SECTION

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 1, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to .

Commission file number 000-52041

GOLFSMITH INTERNATIONAL HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	16-1634847
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

11000 N. IH-35
Austin, Texas 78753
(Address of Principal Executive Offices)

Registrant's Telephone Number, Including Area Code: (512) 837-8810

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	The Nasdaq Stock Market LLC (Nasdaq Global Market)

Securities Registered Pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer, accelerated filer, non-accelerated filer and smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was approximately $14.7 million.

There were 15,806,035 shares of the registrant's common stock issued and outstanding as of February 23, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2011 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.

Annual Report on Form 10-K
For the Fiscal Year Ended January 1, 2011

TABLE OF CONTENTS

COMPANY INFORMATION

Golfsmith International Holdings, Inc., the parent company of Golfsmith International, Inc., is a holding company that has no material assets other than all of the capital stock of Golfsmith International, Inc. In this Annual Report on Form 10-K, unless the context indicates otherwise, the term "Golfsmith" refers to Golfsmith International, Inc. and its subsidiaries. The term "Holdings" refers to Golfsmith International Holdings, Inc. and its subsidiaries. The terms "we," "us" and "our" refer to disclosures that relate to both Golfsmith and Holdings. Our principal executive office is located at 11000 N. IH-35, Austin, Texas 78753-3195, and our telephone number is (512) 837-8810. Our Internet site address is *www.golfsmith.com.*

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on our beliefs, assumptions, and expectations of future events, taking into account the information currently available to us. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of future store openings, store remodels and capital expenditures, the likelihood of our success in expanding our business, financing plans, working capital needs and sources of liquidity. The words "believe," "may," "should," "anticipate," "estimate," "expect," "intend," "potential," "project," "plan," and similar statements are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance, or financial condition to differ materially from the expectations of future results, performance, or financial condition we express or imply in any forward-looking statements. We note these factors pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These risks and uncertainties include, but are not limited to:

- the state of the economy;
- the level of discretionary consumer spending;
- changes in consumer preferences and demographic trends;
- the number of golf participants and spectators, and general demand for golf;
- our ability to successfully execute our multi-channel strategy;
- expansion into new markets;
- the intense competition in the sporting goods industry and actions by our competitors;
- the cost of our products;
- adverse or unseasonal weather conditions;
- inadequate protection of our intellectual property;
- our ability to protect our proprietary brands and reputation;
- credit and equity markets, availability of credit and other financing, and financial markets in general;
- the timing, amount and composition of future capital expenditures;
- the timing and number of new store openings and our expectations as to the costs associated with new store openings;
- assumptions regarding demand for our products and the introduction of new product offerings;
- the timing and completion of the remodeling of our existing stores;
- the fact that a majority of our shares are currently beneficially owned by a single stockholder who can control the election of our directors and approval of significant corporate transactions; and
- other factors that we may not have currently identified or quantified.

Forward-looking statements are not guarantees of performance. Given the risks and uncertainties surrounding forward-looking statements, you should not place undue reliance on these statements. Many of these factors are beyond our ability to control or predict. Our forward-looking statements speak only as of the date of this report. Other than as required by law, we undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

Where You Can Find Other Information

Our website is *www.golfsmith.com*. Information contained on our website is not part of this Annual Report. Information that we furnish or file with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to or exhibits included in these reports are available for download, free of charge, on our website soon after such reports are filed with or furnished to the SEC. Our SEC filings, including exhibits filed therewith, are also available at the SEC's website at www.sec.gov. You may obtain and copy any document we furnish or file with the SEC at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You may request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

PART I

Item 1. Business

Overview

We are one of the nation's largest specialty retailers of golf and tennis equipment, apparel, footwear and accessories. Since our founding in 1967, we have established Golfsmith as a leading national brand in the golf and tennis retail industry. We operate as an integrated multi-channel retailer, providing our customers the convenience of shopping in our retail stores across the nation, through our Internet site, *www.golfsmith.com*, and from our catalogs. Our stores have knowledgeable employees and feature an activity-based shopping environment where our customers can test the performance of golf clubs in our in-store hitting areas as well as tennis equipment in selected stores. We offer an extensive product selection that features premier national brands, pre-owned clubs and our proprietary-branded products. We offer a number of customer services and customer care initiatives, including our club trade-in program, 30-day playability guarantee, 115% low-price guarantee, our proprietary credit card, in-store golf lessons, and SmartFit™, our custom club-fitting program. Our distribution and fulfillment center and management information systems support and integrate our distribution channels and provide a scalable platform to support future expansion.

We began in 1967 as a clubmaking company, offering custom-made clubs, clubmaking components and club repair services. In 1972, we opened our first retail store and, in 1975, we mailed our first general golf products catalog. Over the next 36 years, we expanded our product offerings, opened more retail stores and grew our direct-to-consumer business by adding to our catalog product lines and expanding our direct-to-consumer network. In 1997, we launched our Internet site to further expand our direct-to-consumer business.

Store Operations

As of January 1, 2011, we operated 75 stores in 21 states and 33 markets. Additional information regarding the locations of our stores is set forth in Item 2. "Properties."

We design our stores in a way that we believe will provide an exciting, activity-based shopping environment that resonates with the golf and tennis enthusiast and highlights our extensive product offerings. Our stores range in size from approximately 8,000 to 60,000 square feet, the average size being 20,000 square feet. Generally, 85% of our store layout is dedicated to selling and experiential area while 15% is used for office space and non-retail functions. Our store concept can vary in size and format to fit each market depending on local market demographics, competition, real estate prices and availability.

Each store offers premier-branded clubs, balls, apparel and accessories, as well as our proprietary-branded products including Clubmaker®, Golfsmith®, Killer Bee®, J.G.Hickory™, Lynx®, Profinity™, Snake Eyes®, TourTrek™, XPC®, Zevo®, Maggie Lane™, ZTech®, MacGregor® and others. Our stores offer club components, clubmaking tools, supplies and on-site clubmaking, custom club-fitting and club repair services. In addition, all of our stores offer hitting areas, putting greens, ball-launch monitor technology and club demos in a range-like setting. Every retail location offers an in-store kiosk that allows our customers to have access to approximately 36,000 stock keeping units, or SKUs, where they are able to order the requested item through us from one of our vendors, from our distribution and fulfillment center in Austin, Texas or from a different store location for delivery to a particular store or other destination as chosen by the customer. Certain stores also offer golf and tennis lessons as well as tennis equipment, tennis racquet maintenance and repair services. In addition, our larger stores provide a more expansive array of activity-based offerings including partial-flight indoor driving ranges and a larger assortment of demo clubs. In 2009, we launched a new activity-based superstore format called Golfsmith Xtreme™, which ranges from 30,000 to 40,000 square feet and features larger hitting bays than our other stores, custom fitting studios, as well as golf instruction from Professional Golf Association, or PGA, -certified professionals. Golfsmith Xtreme™ stores provide golfers and tennis players of all skill levels with an interactive environment to try out a variety of brand offerings.

We have entered into an agreement with GolfTEC Learning Centers to provide precision club-fitting and PGA-certified golf instruction to our customers. We had GolfTEC Learning Centers in 57 of our stores as of January 1, 2011.

We intend to expand our store base selectively in existing and new markets in locations that fit our selection criteria, which include:

- demographic characteristics, such as above-average annual household income and a high number of golfers who play 25 or more rounds per year, whom we refer to as avid golfers;
- presence and strength of competition;
- visibility and access from highways or other major roadways;
- the level of our penetration in a given market, either through our existing retail stores or our direct-to-consumer channel;
- proximity to a large metropolitan area; and
- the ability to obtain favorable lease terms.

After we identify a potential site, we analyze demographic and competitive data to project store revenues and develop profitability forecasts.

Our retail stores accounted for 82.3% and 82.2% of our total net revenues in fiscal years ended January 1, 2011, or fiscal 2010, and January 2, 2010, or fiscal 2009, respectively.

Direct-to-Consumer

Our direct-to-consumer sales channel consists of our Internet and catalog businesses. Through our direct-to-consumer distribution channel, we offer our customers an extensive line of golf and tennis products, including equipment, apparel and accessories, as well as clubmaking components and tools. Our direct-to-consumer channel accounted for 15.3% of net revenues in both fiscal years 2010 and 2009.

The direct-to-consumer segment rebounded in 2010 with revenue growth of 4.1%, $2.1 million in absolute dollars, over the prior year. We believe that certain management, strategic and tactical changes in this business have reversed the trend of declining sales which primarily resulted from the slowdown in our clubmaking business. Changes, including enhanced website functionality and leveraging of customer data, were made in our e-commerce business which has contributed to improvements in top and bottom lines. As part of our plan for fiscal 2011, we are leveraging our multi-channel capabilities in e-commerce, catalog and our retail stores.

Internet

We offer over 36,000 golf and tennis products through our Internet site, *www.golfsmith.com*. Through our Internet site, we seek to extend to the direct-to-consumer channel the innovative products offered in our retail stores. We have further enhanced the customer shopping experience by featuring, among other offerings, in-store pickup, advanced search functionality, product reviews, online SmartFit™ system, store and item locator, live chat and single click checkout.

Over the past year, the direct-to-customer channel has been strengthened by investments and improvements made in our e-commerce website. In 2010, we launched e-commerce enhancements in navigation, shopping cart efficiency, design and mobile technology. Leveraging consumer data, we focused on selective marketing, service, technology, people and international strategic initiatives in support of our e-commerce business and multichannel capabilities via in-store, catalog, e-commerce and call center teams.

We believe our Internet site complements our retail stores and our catalogs by building customer awareness of our brand and acting as an effective marketing vehicle for our products and services, including new product introductions, special product promotions and our online offerings of proprietary-branded products. We believe that our Internet site also drives traffic to our stores, as one of the most-used features on the Internet site is the store locator functionality.

Catalogs

We have a 40-year history as a catalog retailer and believe that we are one of the industry's leading golf specialty catalog retailers. Our principal catalog publications are the "Golfsmith Consumer Catalog," targeting the avid golfer, and the "Golfsmith Clubmaking Catalog," a specialty catalog for people who build their own clubs. Our catalog titles are designed and produced by our in-house staff of art directors, writers and photographers. The production and distribution schedule of our consumer catalogs permits us to introduce new products and make price adjustments as necessary. We continue to build and execute on our strategy of developing more targeted catalog vehicles promoting our specialty and lifestyle brands.

Products and Merchandising

We offer a broad assortment of golf and tennis products, including our own proprietary golf brands, through all of our sales channels. We generally price our products consistently across all channels. We also tailor the merchandise selection in our stores to meet the regional preferences of our customers. By providing a wide-ranging in-depth assortment of products and services, we attract the full spectrum of customers, from avid to recreational golfers, as well as tennis enthusiasts and recreational tennis players, with buying interest across all of our price points.

Technological cycles. Substantial technological advancements in golf equipment over the past decade have shortened product replacement cycles and decreased club retail prices. Significant advances have been achieved in club head, shaft and golf ball construction and club design and materials. We believe the introduction of new and improved products, together with advertising and promotions by equipment manufacturers and retailers emphasizing the importance of their equipment to one's game, can encourage golfers to change their equipment more frequently.

Branded-products. We offer premier-branded golf and tennis equipment, apparel and footwear. We believe that carrying a broad selection of current premier-branded merchandise is critical to driving sales among our highest-spending and most passionate customers, the avid golfers and tennis players.

Customer Service

We actively recruit avid golfers and tennis players to serve as sales associates because we believe that they bring enthusiasm to the shopping experience and are knowledgeable about the products we sell. We also target individuals with a strong retail background because we believe an understanding of retail sales is helpful to marketing and selling our products. We provide extensive product training to our associates so that they can provide our customers with informed assistance, and we test our associates' knowledge periodically.

A component of the compensation for our sales force is sales commissions, which we believe motivates our associates to learn more about our product and service offerings and to demonstrate and explain to our customers the features and benefits of our products and services. We believe our compensation package allows us to recruit and retain a sales force that leads to a quality customer experience.

Marketing and Advertising

Our marketing and advertising programs are designed to promote our extensive selection of premier national brands and proprietary brands, unique services and national and local promotions and events. We emphasize our multi-channel business model by utilizing our in-store, catalog and Internet capabilities to provide the best shopping experience for our customers all centered around our core purpose: to inspire people to play better and love life more.

We employ a combination of print, television, radio, direct mail, e-mail, search engine marketing, online advertising, social media, outdoor media and grassroots marketing programs, as well as in-store events, to drive awareness of our brand. On the local level, we optimize the media mix in each geographic market we serve. The clustering of stores in particular markets allows local advertising techniques to be more cost-effective. Additionally, we have instituted local grassroots marketing efforts in select markets in an effort to increase communication and connections with customers and surrounding business communities that we believe will drive more business through increased brand awareness.

We adjust the frequency and intensity of our marketing activities based on the seasons within each particular market with an emphasis on key shopping periods, such as Father's Day and the December holiday season. For example, we hold various theme or activity based promotions that are intended to drive additional traffic into our stores, including product demonstration days, appearances by PGA Tour professional golfers, tour vans and custom club fitting events. To reinforce our multi-channel marketing model, we coordinate these events across both our retail store and direct-to-consumer operations.

We also have an annual co-operative advertising program in which many of our vendors participate. This program provides vendors with differentiated co-operative advertising opportunities designed to take advantage of our targeted marketing capabilities, multi-channel business model and activity-based store environment.

Information Systems Management

Our core networking infrastructure, which serves as the backbone of our application landscape, is designed to provide security and is built upon the Cisco campus model. In addition, our communication lines, which are critical to our e-commerce business, are multi-vendor sourced and managed in redundant configurations.

We manage our information systems through our Oracle Enterprise Resource Planning, or ERP, environment, an enterprise-wide information system designed to coordinate all the resources, information, and activities needed to complete business processes. To enhance scalability, reliability and flexibility, we develop and maintain our customer-facing applications in-house, integrating them into our Oracle ERP environment. Our customer-facing applications allow us to analyze data regarding our customers in a meaningful way, which allows us to better market to and meet the needs of our target customers.

Our production environments are hosted out of our corporate headquarters where our dedicated teams of systems administrators and applications developers in our operations center monitor networks, applications, user traffic and retail store point-of-sale activity. Our systems are integrated with vendor partners through Electronic Data Interchange, or EDI, to send purchase orders and to receive invoices helping us to achieve operating efficiencies.

Our in-store, point-of-sale system tracks all sales by category, style and item and allows us to compare current performance with historical and planned performance. The information gathered by this system also supports automatic replenishment of inventory and is integrated into product buying decisions. The system has an intuitive, user-friendly interface that minimizes new user training requirements, allowing our associates to focus on serving our customers.

Purchasing and Inventory Management

We have developed relationships with many of the major golf and tennis equipment vendors, giving us a diverse network of suppliers. Centralized merchandising management teams negotiate with vendors in an attempt to obtain the lowest net merchandise costs and improve control over product mix and inventory levels. We believe that our buying power and ability to make centralized purchases enable us to acquire products on favorable terms. In each of fiscal 2010 and fiscal 2009, three of our suppliers, TaylorMade-adidas, Callaway Golf and Titleist-Acushnet Co. each individually supplied at least 10% of our total purchases. We source most of our proprietary products from contract manufacturers in Asia who manufacture our equipment according to our specifications. We do not currently have any long-term supply contracts with our vendors, and all of our orders are made on a purchase-order basis.

Our primary inventory management objectives are (1) optimizing the efficiency and timeliness of the flow of products to our stores and the availability of product through our direct-to-consumer channel, (2) maintaining appropriate in-stock levels related to top selling product categories, and (3) optimizing our overall investment in inventory across all business channels. We manage our inventory in several ways, including daily tracking of inventory positions utilizing our perpetual inventory and automated replenishment systems and reviewing item-level sales information to track the performance and sell-through of seasonal and promotional items. The data that we obtain from our point-of-sale system is an integral component in the inventory management process. In addition, inventories are verified through periodic physical and cycle counts conducted throughout the year on a rotating schedule. In fiscal 2011, we intend to focus on increasing our merchandise gross margins through inventory assortment optimization and SKU reductions.

Distribution and Fulfillment

We have developed a hybrid distribution system that combines our central warehouse and distribution infrastructure with the direct-ship expertise of our vendors. This hybrid distribution model increases our flexibility to allocate inventory to stores on an as-needed basis, improving our in-stock positions. We operate a 240,000 square-foot distribution and fulfillment center in Austin, Texas, which handles selected store inventory replenishment and direct-to-consumer orders.

Competition

The golf industry is highly fragmented and competitive. We compete in the off-course specialty and other retail space as well as with other online and catalog retailers. The off-course specialty retail space is characterized by sales of golf equipment and apparel, favorable pricing and knowledgeable staff. The online and catalog retail space is characterized by competitive pricing, shopping convenience and a wide product selection. Recently, new and expanding channels of distribution, including increased selling by non-traditional golf and tennis retailers as well as increased direct-to-consumer modes of distribution have led to more competitive pricing.

Off-course specialty retailers. Due to the fragmented nature of the golf industry, off-course specialty retailers vary significantly in size, strategy and geographic location. Some focus on specific areas of the country, and some have focused more heavily on a single channel, being slow to develop into other channels of commerce or develop multi-channel expertise. Our primary competitors in this category are Edwin Watts, Golf Galaxy, PGA Tour Superstore and World Wide Golf. In certain markets, we compete with one or more of these competitors.

Internet or catalog-specific retailers of golf equipment. Online and catalog retailers of golf equipment sell a wide selection of merchandise through the use of catalogs or the Internet. The products are competitively priced and the direct channel offers a certain convenience to consumers. However, catalog and Internet retailers are not able to offer hands-on product testing and fitting. These retailers typically have a limited channel focus that limits their ability for cross-channel marketing and selling as well as for cross-channel brand promotion. Our primary competitors who specialize in the catalog- and Internet-only categories are GolfDiscount.com , The Golf Warehouse, Rock Bottom Golf, Tennis Warehouse and 3balls.com.

Franchise and independent golf retailers. Franchise and independent golf retailers tend to be comprised of smaller stores with 2,000 to 5,000 square feet. Due in part to their more limited space, we believe these stores generally offer a more limited selection of golf equipment, accessories and apparel than offered by larger stores. Many of these franchise and independent golf retailers promote sales of their private-label or lesser-known brands. Our main competitors in this category are Golf USA, Nevada Bob's and Pro Golf Discount.

On-course pro shops. On-course pro shops are located on-site at golf courses or on-site at other golf facilities such as driving ranges. These retailers typically have significantly smaller stores. While these shops generally have PGA professionals on staff, they generally offer a narrower selection of golf clubs and equipment, choosing to devote more of their limited space to showcasing apparel. These shops also generally do not offer advanced demonstrations, diagnostic, or testing equipment such as ball launch monitors.

Conventional sporting goods retailers. Conventional sporting goods retailers are generally large format 20,000 to 100,000 square-foot stores that offer a wide range of sporting goods merchandise covering a variety of categories, including merchandise related to most sports. These stores apply a single-store format to numerous specialty areas. Prices at these stores are generally competitive, but we believe that the limited space they devote to golf and tennis products restricts the breadth of their golf and tennis offerings. These retailers often do not have access to some premier national brands, and access to the assortment of lines of some brands that they do carry may be limited. Most do not have PGA-certified professionals, advanced demonstration and trial facilities or club repair services. Our largest competitors in this category are Dick's Sporting Goods, The Sports Authority and Academy Sports + Outdoors.

Mass merchants and warehouse clubs. These stores typically range in size from 50,000 to 200,000 square feet and above. These merchants and warehouse clubs offer a wide-range of products, but golf merchandise tends to represent a very small portion of their retail square footage and their total sales. We believe that their limited product selection and limited access to premier national brands may not appeal to many golf enthusiasts. We believe that these stores also do not focus on services that address the needs of golfers specifically. Examples of such stores are Costco, Target and Wal-Mart.

Facilities

We own a 41-acre Austin, Texas campus, which is home to our corporate headquarters, including general offices, distribution and fulfillment center, contact center and a clubmaker training facility. The Austin campus also includes a 30,000 square foot retail store, an equipment testing area and a driving range. All of our other premises are held under long-term leases with differing provisions and expiration dates.

Additional information regarding our facilities is set forth in Item 2, "Properties" of this Annual Report on Form 10-K.

Proprietary Rights and Intellectual Property

We are the exclusive licensee in many countries for the trademarks MacGregor®, DX®, EYE-O-MATIC®, MACTEC®, MT®, RESPONSE®, TOURNEY®, and VIP® for golf equipment. We also own a license to use the trademark HANK HANEY® for golf training equipment and Goodyear® for grips.

On May 20, 2009, we entered into a license agreement with MacGregor Golf Company. Under the terms of the license agreement, we obtained an exclusive perpetual license and sub-license in and to certain MacGregor® trademarks throughout the United States, Canada, Europe, Africa, South America and Australia for a total of $1.75 million payable in eight quarterly installments beginning in May 2010. Ownership of these trademarks will transfer to Golfsmith three years from the effective date of the license agreement, at which time Golfsmith will also obtain a 50% ownership interest in MacGregor Corp., a non-operating holding entity that licenses certain trademarks to MacGregor Golf Company. On September 24, 2009, MacGregor Golf Company assigned its rights in the MacGregor® portfolio of trademarks and its 50% ownership interest in MacGregor Corp. to CKF6 Holdings, LLC. CKF6 Holdings, LLC assumed the place of MacGregor Golf Company in the license agreement with Golfsmith.

We use the trade names Golfsmith™ and Golfsmith Xtreme™, and our proprietary-brand trademarks and service marks include Clubmaker®, Golfsmith®, Killer Bee®, J.G.Hickory™, Lynx®, Profinity™, Snake Eyes®, TourTrek™, XPC®, Zevo®, Maggie Lane™, ZTech® and MacGregor®. We develop and promote proprietary merchandise in the majority of our golf-related product categories, including clubs, club components, apparel, golf bags and covers, pull and push carts, shoes, furnishings, accessories, training aids and gifts.

We believe that our trade names, trademarks and service marks have important value and are integral to building our name recognition.

Employees

We typically staff our stores with a general manager, one to four assistant managers, depending on the size of the store, and, on average, 15 to 20 full-time and part-time sales employees, depending on store volume and time of year. At January 1, 2011, we employed a total of 796 full-time and 825 part-time personnel, including 506 full-time and 795 part-time personnel at our retail stores. We generally supplement our workforce with seasonal full-time and part-time workers at peak times during our second and fourth quarters of each fiscal year. None of our work force is unionized.

Item 1A. Risk Factors

As a smaller reporting company, we are not required to provide the information otherwise required by this Item.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

We own a 41-acre Austin, Texas campus, which is home to our corporate headquarters, distribution and fulfillment center, contact center and a clubmaker training facility. The Austin campus also includes a 30,000 square foot retail store, an equipment testing area and a driving range. We have granted a lien upon the Austin campus to secure our obligations to the lenders under our credit facility, as described below in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources."

With the exception of the retail store at our Austin campus, we lease all of our retail stores. We lease a total of approximately 1.5 million square feet of aggregate retail space in various locations. All leased premises are held under long-term leases with differing provisions and expiration dates from January 2012 through June 2022. Our lease rents are generally fixed amounts with scheduled rent increases over the lease term. We also have six leases that include percentage rent requirements based on net revenues, as defined in the respective lease agreements. Most leases contain provisions permitting us to renew for one or more specified terms.

Information regarding our owned properties and non-store leased facilities at January 1, 2011 is as follows.

Location	Size (sq. ft.)	Facility Type	Owned / Leased	Lease Termination Date
Austin, Texas	60,000	Office, Corporate Headquarters	Owned	n/a
Austin, Texas	240,000	Distribution and Fulfillment Center	Owned	n/a
Austin, Texas	41 Acres	Campus, Driving Range and Training Facility	Owned	n/a
St. Ives, Cambridgeshire, England	15,900	Office, Warehouse and Shipping Facility	Leased	1/2/15

The following table shows the number of our stores by state at January 1, 2011:

Location	Number of Stores
Alabama	1
Arizona	4
California	14
Colorado	3
Connecticut	1
Florida	7
Georgia	2
Illinois	5
Indiana	1
Kansas	1
Michigan	3
Minnesota	3
New Jersey	6
New York	5
North Carolina	1
Ohio	2
Oregon	2
Pennsylvania	1
Tennessee	1
Texas	11
Wisconsin	1
	75

Item 3. Legal Proceedings

On October 23, 2009, David O'Flynn, on behalf of himself and all others similarly situated plaintiffs, filed a class action lawsuit (the "O'Flynn claim") in the California Superior Court in Orange County against us asserting denial of meal and rest breaks, failure to timely pay final wages or commissions and failure to provide itemized employee wage statements in violation of the California Labor Code. During the fourth quarter of 2010, Golfsmith reached an agreement to settle the O'Flynn claim, subject to court approval. The Company's provision for estimated losses on this legal action of $0.2 million, net of insurance, has been recorded in accrued expenses and other current liabilities as of January 1, 2011.

On June 3, 2010, Ed Leo, on behalf of himself and all others similarly situated plaintiffs, filed a class action lawsuit against us in the California Superior Court of San Diego County in connection with a Women's Night promotional event held by the Company on March 25, 2010. The plaintiff's claim is based on alleged violations of the Unruh Act, California legislation which has been interpreted to prohibit promotional activities that discriminate on the basis of certain protected classes. While the plaintiffs in this action have alleged that the Company engaged in conduct that was discriminatory and actionable, the Company disputes these claims and intends to vigorously contest the lawsuit. At this time, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from an adverse resolution of this matter.

We are involved in various other legal proceedings arising in the ordinary course of conducting business. We believe that the ultimate outcome of such matters, in the aggregate, will not have a material adverse impact on our financial position, liquidity or results of operations. We believe the amounts provided in our audited consolidated financial statements are adequate in consideration of the probable and estimable liabilities.

Item 4. Removed and Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the NASDAQ Stock Market under the ticker symbol "GOLF." The following table sets forth for the periods indicated the high and low closing sale prices of our common stock as reported by NASDAQ.

	Stock Price			
	FY 2010		FY 2009	
	High	Low	High	Low
First Quarter	$ 4.20	$ 2.16	$ 1.17	$ 0.70
Second Quarter	5.14	3.35	1.65	0.95
Third Quarter	4.08	2.75	3.00	1.44
Fourth Quarter	3.25	2.40	2.70	1.85

At January 1, 2011, there were approximately 63 stockholders of record of our common stock. A stockholder of record is the individual or entity that an issuer carries in its records as the registered holder and is not necessarily reflective of beneficial ownership of the shares. We currently do not pay dividends on our capital stock.

Dividend Policy

We have not paid cash dividends on our common stock, and it is not anticipated that any cash dividends will be paid on our common stock in the near future. Future cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, our future operations and earnings, capital requirements, general financial condition, contractual and financing restrictions and such other factors as our Board of Directors may deem relevant.

Securities Authorized for Issuance

On May 4, 2010, the Company's stockholders approved an amendment to the Company's Second Amended and Restated Certificate of Incorporation to decrease the number of authorized shares of common stock from 100 million to 25 million. This change resulted in total authorized shares of capital stock of 35 million (25 million shares of common stock and 10 million shares of preferred stock) as set forth in Article IV of the Second Amended and Restated Certificate of Incorporation, as amended. This amendment relating to the change in authorized shares was filed with the Delaware Secretary of State on May 5, 2010.

Issuer Purchases of Equity Securities

None.

Item 6. Selected Consolidated Financial Data

As a smaller reporting company, we are not required to provide the information otherwise required by this Item.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our accompanying Consolidated Financial Statements and related notes. See the cautionary statement regarding forward-looking statements on page 3 of this Annual Report for a description of important factors that could cause actual results to differ from expected results.

Overview

We are one of the nation's largest specialty retailers of golf and tennis equipment, apparel, footwear and accessories. We operate as an integrated multi-channel retailer, offering our customers the convenience of shopping in our retail locations across the nation and through our direct-to-consumer channel, which includes both our website, *www.golfsmith.com*, and our direct mail catalogs. As of January 1, 2011, we operated 75 retail stores in 21 states and 33 markets. We were founded in 1967 as a golf clubmaking company offering custom-made clubs, clubmaking components and club repair services. In 1972, we opened our first retail store, in 1975, we mailed our first general golf products catalog, and in 1997, we launched our Internet site designed to expand our direct-to-consumer business.

During 2010, we opened four new stores in three new geographic markets and closed three existing stores. In 2010, we signed leases for the opening of two new retail stores in the spring of 2011. In the future, we will continue to explore strategic opportunities to open additional stores in existing and new geographic markets, as well as evaluate our effectiveness in existing markets.

As a specialty retailer, we are subject to changes in consumer confidence and economic conditions that may impact our customers. The demand for our products may be affected by the financial health of our customers, which may be adversely influenced by macroeconomic issues such as unemployment, fuel and energy costs, weakness in the housing market and unavailability of consumer credit. During the recent economic downturn, the demand for our products was adversely impacted as reflected in our results of operations for fiscal years 2010 and 2009. In response to this, beginning in fiscal 2008 and continuing into fiscal 2010, we have taken significant steps to reduce our cost structure and introduce increased operational efficiencies. We expect to leverage this reduced cost structure to drive additional profitability.

In addition to future new store openings, a significant part of our strategy continues to be enhancing the non-clubmaking and Internet portions of our direct-to-consumer channel. In addition, we anticipate continuing to develop a number of our existing proprietary brands in the future, as we continue our efforts to grow our proprietary brand business.

Industry Trends

The golf retail industry is highly fragmented among mass merchants, off-course specialty retailers such as ourselves, Internet merchants, warehouse-type merchants and on-course pro shops. The off-course specialty golf retail industry has become extremely competitive as general sporting goods or other golf specialty retailers have expanded their markets. We also face competition as competitors enter the marketplace in our existing markets. In addition, the clubmaking business has been in decline for the last several years and may continue to decline going forward. We believe this decline is due to the increase of brand-name closeouts from the top manufacturers resulting from shorter product life cycles, the growth of the pre-owned club market and declining interest by consumers in building their own clubs.

In addition to general economic conditions, sales of golf products are also affected by the popularity of golf, increases and decreases in the number of golf participants and the number of rounds played annually in the United States. The popularity of golf is directly related to the popularity of golf magazines, cable channels and other media dedicated to golf, television coverage of golf tournaments and attendance at golf events. We depend on the exposure of the products we sell, especially the premier-branded golf merchandise, through advertising and the media or attendance at golf tournaments and events. Any significant reduction in television coverage of, or attendance at, golf tournaments and events or any significant reduction in the popularity of golf magazines or golf channels may reduce the visibility of the brands that we sell and could cause a decrease in our sales of golf products. The National Golf Foundation's recent study on golf participation in the U.S. projects growth in participation between 2010 and 2020 of 1.0% annually. Because of an anticipated slow growth rate in the golf industry, we expect that any possible growth over time for us, or any competitor that is heavily reliant on the golf industry, will result primarily from market share gains.

Fiscal Year

Our fiscal year ends on the Saturday closest to December 31 and consists of either 52 weeks or 53 weeks. Each quarter of each fiscal year generally consists of 13 weeks or 14 weeks.

Results of Operations

The following table presents our audited consolidated statements of operations for fiscal years 2010 and 2009 and the related percentage of total net revenues:

	Fiscal Year Ended				
	January 1, 2011		January 2, 2010		$ Change
Net revenues (1)	$ 351,851,394	100.0%	$ 338,025,688	100.0%	$ 13,825,706
Cost of products sold (2)	232,311,169	66.0%	222,536,657	65.8%	9,774,512
Gross profit	119,540,225	34.0%	115,489,031	34.2%	4,051,194
Selling, general and administrative	120,377,666	34.2%	117,272,149	34.7%	3,105,517
Store pre-opening expenses (3)	737,898	0.2%	292,803	0.1%	445,095
Store closing, lease termination and impairment charges (4)	2,705,836	0.8%	44,716	0.0%	2,661,120
Total operating expenses	123,821,400	35.2%	117,609,668	34.8%	6,211,732
Operating loss	(4,281,175)	-1.2%	(2,120,637)	-0.6%	(2,160,538)
Interest expense	1,262,053	0.4%	1,304,625	0.4%	(42,572)
Other income (expense), net	67,781	0.0%	63,497	0.0%	4,284
Loss before income taxes	(5,475,447)	-1.6%	(3,361,765)	-1.0%	(2,113,682)
Income tax expense	(17,898)	0.0%	(182,850)	-0.1%	164,952
Net loss	$ (5,493,345)	-1.6%	$ (3,544,615)	-1.0%	$ (1,948,730)

(1) Revenues consist of merchandise sales, net of expected returns, from our stores and our direct-to-consumer business, as well as gift card breakage.

(2) Cost of products sold includes inbound freight, vendor discounts and cooperative promotional vendor income that does not pertain to incremental direct advertising costs. It also includes salary and facility expenses, such as depreciation and amortization, associated with our distribution and fulfillment center in Austin, Texas.

(3) Store pre-opening expenses consist primarily of rent, marketing, payroll and recruiting costs related to the opening of new retail stores that are incurred prior to a new store opening.

(4) Fiscal 2010 includes charges for lease terminations, future rent obligations, asset impairments, payroll and other costs associated with five retail locations, three of which were closed during the third and fourth quarter. (See Notes 5 and 11 to our audited consolidated financial statements). Fiscal 2009 includes exit charges associated with one store closure in June 2009.

The following table presents consolidated net revenues by channel and comparable store sales percentage changes for fiscal year 2010 and 2009:

	Fiscal Year Ended			
	January 1, 2011	January 2, 2010	$ Change	% Change
Comparable stores (1)	$ 274,115,179	$ 273,182,284	$ 932,895	0.3%
Non-comparable stores	15,346,563	4,770,641	10,575,922	221.7%
Total stores (2)	289,461,742	277,952,925	11,508,817	4.1%
Direct-to-consumer	53,759,102	51,626,154	2,132,948	4.1%
International distributors and other (3)	8,630,550	8,446,610	183,940	2.2%
Net revenues	$ 351,851,394	$ 338,025,689	$ 13,825,705	4.1%

(1) We consider sales by a new store to be comparable commencing in the fourteenth month after the store was opened or acquired. We consider sales by a relocated store to be comparable if the relocated store is expected to serve a comparable customer base and there is not more than a 30-day period during which neither the original store nor the relocated store is closed for business. We consider sales by retail stores with modified layouts to be comparable. We consider sales by stores that are closed to be comparable in the period leading up to closure if they meet the qualifications of a comparable store and do not meet the qualifications to be classified as discontinued operations.

(2) Included in total stores' net revenues is $17.9 million and $16.5 million in fiscal 2010 and fiscal 2009, respectively, related to sales transacted online and either picked up or shipped from one of our retail stores.
(3) Consists of sales made through our international distributors and our distribution and fulfillment center near London, England and miscellaneous other revenue items.

Net Revenues. Net revenues increased 4.1% to $351.9 million for fiscal 2010 as compared to $338.0 million for fiscal 2009. The increase was primarily due to a $11.5 million increase in our store revenues and an increase of $2.1 million from our direct-to-consumer channel. Our comparable store revenues increased $0.9 million, or 0.3%, during fiscal 2010, as compared to fiscal 2009. In addition to an increase in sales among our existing retail locations, net revenues benefited from $10.6 million in sales associated with expansion of our store base during 2010 and a 4.1% increase in direct-to-consumer revenues.

Despite the adverse economic climate and the low level of consumer confidence which prevailed throughout the majority of fiscal 2010, we achieved net revenue growth through an expansion of our store base and by offering more value-based promotions from many top manufacturers. We believe that management, strategic and tactical changes in our direct-to-consumer channel have reversed the trend of declining sales which resulted primarily from the slowdown in our clubmaking business. In 2010, we launched e-commerce enhancements in navigation, shopping cart efficiency, design and mobile technology. Leveraging consumer data, we focused on selective marketing, service, technology, people and international strategic initiatives in support of our e-commerce business and multichannel capabilities via in-store, catalog, e-commerce and call center teams.

While this strategy resulted in revenue gains during 2010, the economic environment remains challenging. We believe that golf rounds played in the United States, a leading indicator of golf participation tracked by Golf Datatech L.L.C., affects potential sales of our products. For fiscal 2010, golf rounds played decreased 2.3% compared to fiscal 2009.

Gross Profit. Consolidated gross profit, as a percentage of net revenues, decreased to 34.0% in fiscal 2010 from 34.2% in fiscal 2009. The decline in gross profit, as a percentage of net revenues, of 0.2%, was due primarily to a decrease of 0.6%, as a percentage of net revenues, in vendor allowances related to inventory purchases and a decrease of 0.3%, as a percentage of net revenues, in vendor funded promotions. This decrease was almost entirely offset by a 0.6% increase, as a percentage of net revenues, resulting from improved sales performance of higher margin categories, such as clubs and softlines.

Selling, general and administrative. Selling, general and administrative expense increased 2.6% to $120.4 million in fiscal 2010 from $117.3 million in fiscal 2009. The increase in selling, general and administrative expense in absolute dollars primarily relates to new stores and net advertising expense in the current year. This increase was partially offset by savings which resulted from our closure of three stores during 2010 and $0.9 million in charges associated with a litigation settlement and severance for our former Chief Financial Officer in fiscal 2009. As a percentage of net revenues, selling, general and administrative expense decreased to 34.2% in fiscal 2010 from 34.7% in fiscal 2009. The decline, as a percentage of revenue, over the previous year was due to a 0.6% reduction in overhead, maintenance, professional services and other administrative charges which resulted primarily from our ongoing efforts to better align fixed costs with net revenues and improve profitability. As a percentage of revenue, sales, general and administrative expense declined an additional 0.4% as a result of an increase in vendor allowances related to our ongoing advertising programs during fiscal 2010. This 1.0% decrease in selling, general and administrative expenses, as a percentage of net revenue, was partially offset by a 0.5% increase in advertising and promotional expense resulting primarily from our expansion into four new stores.

Store pre-opening expenses. Store pre-opening expenses increased to $0.7 million in fiscal 2010 from $0.3 million in fiscal 2009. The increase in store pre-opening expenses was due to costs incurred for four new store openings during 2010. Store pre-opening expenses during the prior year include occupancy costs related to one retail store which opened in the fourth quarter of fiscal 2009.

Store closing, lease termination and impairment charges. In fiscal 2010, we recorded $2.7 million in store closing, lease termination and asset impairment charges associated with five retail locations, three of which were closed during the third and fourth quarter. (See Notes 5 and 11 to our audited consolidated financial statements). Fiscal 2009 includes exit charges associated with one store closure which had an expiring lease in the year closed.

Interest expense. Interest expense consists of interest incurred on borrowings under our credit facility. In fiscal 2010 and 2009, we recorded interest expense of $1.3 million. As a percentage of net revenues, interest expense remained constant year over year at 0.4%.

Other income (expense), net. Other income (expense), net includes realized foreign currency exchange rate gains/losses, gains from the sale of assets and other miscellaneous income. Other income (expense), net remained constant at $0.1 million in fiscal 2010 and fiscal 2009.

Income tax expense. During fiscal 2010 and fiscal 2009, we recorded $0.0 million and $0.2 million of income tax expense, respectively, on pre-tax loss of approximately $5.5 million and $3.4 million, respectively. The income tax expense for the periods differed from the amount which would have been recorded using the U.S. statutory tax rate of 34% due to an increase in our valuation allowances for our deferred tax assets. Fiscal 2010 also includes a $0.1 million tax benefit associated with previously filed foreign tax returns. See Note 9 to our audited consolidated financial statements for further discussion of the methods used to compute our income tax expense in each fiscal year.

Quarterly Results of Operations and Seasonality

The following table sets forth certain unaudited financial and operating data in each fiscal quarter during fiscal 2010 and fiscal 2009. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K.

	Fiscal 2010				Fiscal 2009			
	Q1	Q2	Q3 (1)	Q4 (1)	Q1	Q2	Q3	Q4
Net revenues	$ 67,648,539	$118,046,216	$ 93,272,151	$ 72,884,488	$ 68,792,904	$114,796,870	$ 90,586,270	$ 63,849,644
Gross profit	22,764,484	41,327,268	32,084,366	23,364,107	22,770,466	40,077,484	30,976,184	21,664,897
Operating (loss) income	(5,338,180)	7,338,032	(1,056,812)	(5,224,215)	(5,395,689)	8,252,169	1,416,110	(6,393,227)
Net (loss) income	$ (4,828,982)	$ 6,195,531	$ (1,143,878)	$ (5,716,016)	$ (5,126,313)	$ 6,781,704	$ 1,099,631	$ (6,299,637)
Comparable store sales percentage change	-0.6%	-0.8%	-1.7%	6.4%	-11.6%	-9.5%	-8.5%	0.9%
Net revenues as a percentage of full year results	19.2%	33.6%	26.5%	20.7%	20.4%	34.0%	26.8%	18.9%

(1) The third and fourth quarter of fiscal 2010 include $1.6 million and $1.1 million in store closing, lease termination and asset impairment charges, respectively, associated with five retail locations, three of which were closed during the current year ended. (See Notes 5 and 11 to our audited consolidated financial statements).

As a result of the seasonal fluctuations in our business, we experience a concentration of sales in the period leading up to and during the warm weather golf season, as well as the December holiday gift-giving season. The increase in sales during these periods has historically contributed a greater percentage to our annual net revenues and annual net operating income (loss) than other periods in our fiscal year. Our net revenues have historically been highest during the second and third quarters of each year, because of increased sales during the warm weather golf season. Also, our operating profit in our off-season quarters may be even lower because we make decisions regarding merchandise well in advance of the season in which it will be sold, and incur significant additional expenses leading up to and during these periods in anticipation of higher sales, including acquiring additional inventory, preparing and mailing out catalogs, advertising, creating in-store promotions and hiring additional employees.

Our results of operations are also subject to quarterly variation due to factors other than seasonality. For example, the timing of the introduction of product innovations can impact our results of operations.

We also incur significant expenses associated with opening new stores and closing retail locations. The timing of opening new retail stores impacts our quarterly operating expenses and our quarterly net income (loss).

Due to these and other factors, results for any particular quarter may not be indicative of results to be expected for any other quarter or for a full fiscal year.

Liquidity and Capital Resources

As of January 1, 2011, our primary source of liquidity consisted of cash totaling $0.2 million and $18.5 million of available borrowings under our credit facility which is more fully described in Note 4 to our audited consolidated financial statements. As of January 1, 2011, we had outstanding debt obligations under our credit facility of $40.4 million.

Historically, cash flows generated from operations and our borrowing capacity under our credit facility have allowed us to meet our cash requirements, including capital expenditures and working capital needs. In addition, future cash outflows related to new store openings, store remodels, advertising and other capital expenditures have been adjusted and may need to be further adjusted accordingly from time to time in the future. In fiscal 2011, we anticipate incurring approximately $9.0 million in capital expenditures, net of tenant improvement allowances, related primarily for new store openings, various store remodels and investments in our information technology infrastructure. However, our capital expenditures will depend on our ability to generate sufficient cash flows from operations as well as available borrowings under our line of credit.

If cash generated from operations and available borrowings under our credit facility are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. If cash from operations and cash available under our credit facility are not sufficient to meet our needs, we cannot assure you that we will be able to obtain additional financing in sufficient amounts and/or on acceptable terms in the near future or when our credit facility expires in July 2014.

Cash Flows

	Fiscal Year Ended	
	January 1, 2011	January 2, 2010
Net cash provided by operating activities	$ 8,609,127	$ 22,655,233
Net cash used in investing activities	(13,148,481)	(8,929,476)
Net cash provided by (used in) financing activities	4,057,315	(15,708,223)
Effect of exchange rate changes on cash	(9,819)	23,655
Change in cash	$ (491,858)	$ (1,958,811)

Operating Activities

Our cash flows from operations are seasonal. Operating activities provided $8.6 million of cash in fiscal 2010 as compared to $22.7 million in fiscal 2009. The decrease in cash provided by operating activities during fiscal 2010, as compared to fiscal 2009 is primarily due to increased inventory receipts in fiscal year 2010 as a result of four new store openings as well as the timing of other working capital activities.

Investing Activities

Cash used in investing activities includes investments to build new stores, remodel or relocate existing stores, investments in our information technology infrastructure and capital expenditures for distribution facilities and corporate headquarters. Investing activities used $13.1 million of cash in fiscal 2010 and $8.9 million during fiscal 2009. Cash used during the current year primarily relates to four new store openings, several store remodels and investments in our information technology infrastructure. Cash used during the prior year relates to the build out of two new stores and the relocation of two existing stores.

Financing Activities

Financing activities provided $4.1 million of cash in fiscal 2010 and used $15.7 million of cash in fiscal 2009. Cash provided by and used in financing activities primarily relates to net draws and principal payments under our credit facility.

Indebtedness

As of January 1, 2011, we had approximately $40.4 million in aggregate indebtedness outstanding and $18.5 million in available borrowings under our credit facility, after giving effect to all reserves. As of January 1, 2010, we had approximately $36.0 million in aggregate indebtedness outstanding and $16.1 million in available borrowings under our credit facility, after giving effect to all reserves.

Our credit facility contains customary affirmative covenants regarding, among other things, the delivery of financial and other information to the lenders, maintenance of records, compliance with law, maintenance of property and insurance and conduct of our existing business. The credit facility also contains certain customary negative covenants that limit the ability of the Credit Parties (as defined in Note 4 to our audited consolidated financial statements), among other things to, create liens, make investments, enter into transactions with affiliates, incur debt, acquire or dispose of assets, including merging with another entity, enter into sale-leaseback transactions, and make certain restricted payments. As of January 1, 2011, we were in compliance with all applicable covenants. See Note 4 to our audited consolidated financial statements for further discussion of the terms of our credit facility.

Borrowings under our credit facility typically increase as working capital requirements increase in anticipation of peak selling periods in late spring and in advance of the December holiday gift-giving season, and then decline following these periods. In the event sales results are less than anticipated and our working capital requirements remain constant, the amount available under our credit facility may not be adequate to satisfy our needs. If this were to occur, we may not succeed in obtaining additional financing in sufficient amounts, if at all, and/or on acceptable terms.

Contractual Obligations

We leased 74 of the 75 stores that we were operating at January 1, 2011. The following table of our contractual obligations at January 1, 2011, summarizes the aggregate effect that our lease, credit facility and purchase obligations are expected to have on our cash flows in the periods indicated:

	Payments Due by Period				
	Total	Less than 1 year	1 - 3 Years	4 - 5 Years	After 5 Years
Operating leases, net [1]	$ 147,561,983	24,702,001	$ 46,650,322	$ 36,606,125	$ 39,603,535
Credit facility	40,390,034	—	40,390,034	—	—
Interest requirements [2]	5,018,934	1,424,503	2,852,909	741,522	—
Purchase obligations [3]	10,030,951	9,277,024	710,508	43,419	—
Total	$ 203,001,902	$ 35,403,528	$ 90,603,773	$ 37,391,066	$ 39,603,535

(1) Includes future minimum lease payments and sublease rental income.

(2) The cash obligations for interest requirements reflect floating rate debt obligations on the balance of our credit facility at January 1, 2011 using interest rates in effect at such time.

(3) Consists of minimum royalty payments, services and goods we are committed to purchase in the ordinary course of business. Purchase obligations do not include contracts we can terminate without cause with little or no penalty to us. This item also includes five quarterly installments totaling $1.1 million for the purchase of an exclusive perpetual license in and to certain MacGregor® trademarks beginning in May 2010 (see Note 5 to our audited consolidated financial statements).

We previously entered into a guarantee agreement in conjunction with assigning one of our leases to a subtenant which provides that we will assume responsibility for rental payments in the event the subtenant defaults. During the fourth quarter of 2010, the tenant to which the lease was assigned filed for bankruptcy, and we recorded a charge of $0.3 million for our estimated obligation associated with this event. The lease has future minimum lease payments of $0.3 million and $0.2 million for fiscal years 2011 and 2012, respectively. In addition, we are liable for other expenses related to the above lease, such as property taxes and common area maintenance, which were previously paid by the bankrupt tenant.

Off-Balance Sheet Arrangements

As of the end of fiscal 2010, we did not have any off-balance sheet arrangements as defined by the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in Note 1 to our audited consolidated financial statements. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. We have chosen accounting policies that we believe are appropriate to report accurately and fairly (in accordance with Generally Accepted Accounting Principles), our operating results and financial position, and we apply those accounting policies in a consistent manner. We believe that the following accounting policies are the most critical in the preparation of our audited consolidated financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize revenues from our retail sales channel at the time the customer takes possession of the merchandise and purchases are paid for, primarily with either cash or by credit card. We recognize revenues from catalog and Internet sales upon shipment of merchandise and any service related revenue as the services are performed.

We recognize revenue from the sale of gift cards and issuance of returns credits when (1) the cards or credits are redeemed by the customer, or (2) the likelihood of the cards or credits being redeemed by the customer is remote (breakage) and we determine that there is no legal obligation to remit the value of the unredeemed cards or credits to the relevant jurisdiction. Estimated breakage is calculated and recognized as revenue over a 48-month period following the card or credit issuance, in amounts based on the historical redemption patterns of the used cards or credits. The difference in total estimated breakage, if any, is recognized as a component of revenue at the end of the 48 months following the issuance of the card or credit, at which time we deem the likelihood of any further redemptions to be remote, and provided that such amounts are not required to be remitted to the relevant jurisdictions. Breakage income is included in net revenue in our audited consolidated statements of operations.

Product Return Reserves

Our revenues are reported net of sales returns. Our return policy generally allows our customers to return purchased products for a refund or in exchange for new products within 30 days of receipt. We reserve for product returns based on estimates of future sales returns related to our current period sales. We analyze historical returns, current economic trends, current returns policies and changes in customer acceptance of our products when evaluating the adequacy of the reserve for sales returns. We record reserves as a percentage of gross revenues on a monthly basis at rates commensurate with the latest historical twelve-month trends within the distribution channel in which the sales occur. As a percentage of gross revenues, sales returns, inclusive of sales returns reserves, was 3.4% and 3.2% in fiscal 2010 and fiscal 2009, respectively. We routinely compare actual experience to current reserves and make any necessary adjustments.

A 10% change in our product returns reserve liability at January 1, 2011, would have affected net loss by approximately $0.05 million in fiscal 2010.

Inventory Valuation

Merchandise inventories are carried at the lower of cost or market. Cost is the sum of expenditures, direct and indirect, incurred to bring inventory to its existing condition and location. Cost is determined using the First-In-First-Out Weighted Average Cost Method. We write down inventory value for damaged, obsolete, excess and slow-moving condition and for inventory shrinkage due to anticipated book-to-physical adjustments. Based on our historical results, using various methods of disposition, we estimate the price at which we expect to sell this inventory to determine the potential loss if those items are later sold below cost. The carrying value for inventories that are not expected to be sold at or above costs are then written down. A significant adjustment in these estimates or in actual sales may have a material adverse impact on our results of operation and financial position.

On a monthly basis, we write-down inventory for estimated shrinkage based on management's estimates and record as a percentage of net revenues at rates commensurate with the most recent physical inventory results within the respective distribution channel. Inventory shrinkage expense recorded in the audited consolidated statements of operations for fiscal 2010 and fiscal 2009 was 0.7% and 0.8% of net revenues, respectively. Inventory shrinkage expense recorded in each fiscal year is the result of inventory shrink loss for the respective period, including the results of physical inventory cycle counts made during each period.

We have not made any material changes in the accounting methodology used to establish our excess and obsolete or inventory loss reserves during the past two fiscal years.

A 10% difference in our actual total inventory reserves at January 1, 2011, would have affected net loss by approximately $0.2 million.

Vendor Rebates and Promotions

We receive income from certain merchandise suppliers in the form of rebates and promotions. Agreements are made with individual suppliers and income is earned as buying levels are met. These agreements are effective for a twelve-month period and are negotiated annually at the beginning of the calendar year. During fiscal 2010, we entered into agreements with 173 merchandise suppliers. Rebate income is recorded as a reduction of the cost of inventory purchased from the respective supplier and is recognized as cost of products sold when the related merchandise is sold.

Cooperative promotional income received for reimbursement of incremental direct advertising costs is recorded as a reduction of selling, general and administrative expense. Any promotional income received that does not pertain to incremental direct advertising costs is recorded as a reduction to inventory purchased and is recognized as cost of products sold when the related merchandise is sold. Cooperative promotional income received and recorded as a reduction of selling, general and administrative expenses was approximately $6.9 million and $5.2 million in fiscal 2010 and 2009, respectively. Cooperative promotional income received and recorded as a reduction to cost of products sold was approximately $0.5 million and $2.3 million in fiscal year 2010 and 2009, respectively. Our receivable for total uncollected vendor rebates and promotional income of approximately $0.2 million is included in prepaid and other current assets as of January 1, 2011.

Stock-Based Compensation

We calculate and record compensation expense over the estimated service period in our audited consolidated statements of operations based on the calculated fair values of the related awards at the time of issuance or modification. We have used the Black-Scholes option pricing model to estimate the fair value of stock options and stock awards granted. This model incorporates various subjective assumptions including expected volatility, expected term, risk-free interest rate and expected dividend yield. In both fiscal 2010 and fiscal 2009, we have calculated volatility based on an equal 50% combination of our historical volatility and the historical volatility for a comparable industry peer group over periods of time equivalent to the expected life of the awards granted. We believe the calculated basis for expected volatility provides a more reasonable measurement of our expected future volatility rate than using solely the four years of historic trading value of our shares. The expected term utilized is calculated based on the average vesting terms and the contractual life of each award. We base the estimate of risk-free rate on the U.S. Treasury yield curve in effect at the time of grant or modification. We have never paid cash dividends and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

In addition, we estimate potential forfeitures of stock grants and adjust compensation expense accordingly. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

Long-lived and Intangible Assets

We evaluate our long-lived assets, which include our property and equipment and our definite-lived intangible asset (which is our customer database), for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made. In fiscal 2010, we recorded $0.5 million in non-cash charges related to the impairment of fixed assets associated with three retail locations. We recorded no expense for impairment of long-lived assets in fiscal 2009.

We assess the carrying value of our indefinite-lived intangible assets for indications of impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of the intangible assets may be impaired. Our indefinite-lived intangible assets include our trade name and trademarks. The impairment test consists of a comparison of the fair value of the intangible assets with their carrying amount. If their carrying amount exceeds their estimated fair value, an impairment loss shall be recognized in an amount equal to that excess. We base our measurement of fair value of indefinite-lived intangible assets using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate the future revenue for the related brands and the appropriate royalty rate. We combine our trademarks into a single unit of account for purposes of testing impairment for the following reasons: (1) we believe that utilizing our proprietary brands as a group represents the highest and best use of the assets and (2) our marketing and branding strategies indicate that our trademarks are complementary. In the fourth quarters of fiscal 2010 and fiscal 2009, we performed our annual impairment test for our indefinite-lived intangible assets and determined that they were not impaired.

Factors that are considered by management in assessing for impairments include, but are not limited to, our performance relative to our projected or historical results, our intended use of the assets and our strategy for our overall business, as well as industry and economic trends. To the extent these future revenue projections or our strategies change, our estimates regarding impairment may differ from our current estimates and such differences may be material.

Store Closure Costs

In the month we close a store, we recognize an expense related to the future lease obligation net of estimated sublease rental income and any contractual lease buyouts directly related to the associated store closure. Store closure costs also include severance costs and other liabilities. We are required to make judgments about these exit costs. The ability to obtain agreements with lessors, to terminate leases or to assign leases to third parties can materially affect these estimates.

During fiscal 2010, we recorded $2.2 million in store closure, lease termination and asset impairment charges associated with three retail locations which were closed during the third and fourth quarter of the current year. (See Notes 5 and 11 to our audited consolidated financial statements). In fiscal 2009, we closed one store which had an expiring lease in the year closed. We did not record any material store closure costs due to this closure. At this point in time, we have made no decisions to close any existing stores; however, we continue to evaluate our current locations and determine store closures based on a variety of criteria such as expected store profitability, competition and local demographic characteristics.

Operating Leases

Other than our Austin campus, which we own, we have entered into operating leases for our retail locations. We leased 74 of the 75 stores that we were operating at January 1, 2011. Store lease agreements often include rent holidays, rent escalation clauses and contingent rent provisions for percentage of gross sales in excess of specified levels, as defined in the respective lease agreements. Most of our lease agreements include renewal periods at our option. We recognize rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the date we take possession of the leased space. We record tenant improvement allowances and rent holidays as deferred rent liabilities on our consolidated balance sheets and amortize the deferred rent over the term of the leases to rent expense on our consolidated statements of operations. We record rent liabilities on our consolidated balance sheets for contingent percentage of gross sales lease provisions when we determine it is probable that the specified levels will be reached during any given period.

Income Taxes

A deferred income tax asset or liability is established for the expected future consequences resulting from temporary differences in the financial reporting and tax basis of assets and liabilities. At January 1, 2011, we recorded a full valuation allowance against all but an immaterial amount of our accumulated net deferred tax assets of $22.4 million due to the uncertainties regarding the realization of deferred tax assets.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. We had no unrecognized tax benefits at January 1, 2011.

Recent Accounting Pronouncements

In December 2009, the FASB issued additional authoritative guidance requiring new disclosures related to fair value measurements. The new guidance requires entities to separately disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. The guidance also requires entities to present separately information about purchases, sales, issuances, and settlements within Level 3 fair value measurements. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements within Level 3 fair value measurements. Those disclosures will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of the guidance did not have an impact on the Company's consolidated financial statements.

In June 2009, the FASB issued guidance which amends previously issued guidance on variable interest entities. This new guidance prescribes a qualitative model for identifying whether a company has a controlling financial interest in a variable interest entity, or VIE, and eliminates the quantitative model previously prescribed. The new model identifies two primary characteristics of a controlling financial interest: (1) provides a company with the power to direct significant activities of the VIE; and (2) obligates a company to absorb losses of and/or provides rights to receive benefits from the VIE. The new guidance requires a company to reassess on an ongoing basis whether it holds a controlling financial interest in a VIE. A company that holds a controlling financial interest is deemed to be the primary beneficiary of the VIE and is required to consolidate the VIE. This statement is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The adoption of the guidance did not have a material impact on the Company's consolidated results of operations or financial position.

In October 2009, the FASB issued guidance on revenue recognition that provides clarification on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. An entity is required to allocate revenue in an arrangement using estimated selling prices of deliverables in the absence of vendor-specific objective evidence or third-party evidence of selling price. These amendments also eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. These amendments significantly expand the disclosure requirements for multiple-deliverable revenue arrangements. These provisions are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The adoption of the guidance is not expected to have a material impact on the Company's consolidated results of operations or financial position.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting company, we are not required to provide the information otherwise required by this Item.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Golfsmith International Holdings, Inc.

Annual Report on Form 10-K

For the Year Ended January 1, 2011

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Golfsmith International Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Golfsmith International Holdings, Inc. (the "Company") as of January 1, 2011 and January 2, 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two fiscal years in the period ended January 1, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golfsmith International Holdings, Inc. at January 1, 2011 and January 2, 2010 and the consolidated results of its operations and its cash flows for each of the two fiscal years in the period ended January 1, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Austin, Texas

February 23, 2011

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	January 1, 2011	January 2, 2010
ASSETS		
Current assets:		
Cash	$ 204,340	$ 696,198
Receivables, net of allowances of $107,757 and $220,733 at January 1, 2011 and January 2, 2010, respectively	2,011,241	1,949,411
Inventories	79,417,087	77,991,098
Prepaid expenses and other current assets	6,891,261	4,737,077
Total current assets	88,523,929	85,373,784
Property and equipment, net	58,925,620	56,475,787
Intangible assets, net	25,524,016	25,945,699
Other long-term assets	2,057,363	1,076,592
Total assets	**$ 175,030,928**	**$ 168,871,862**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 35,694,830	$ 32,371,826
Accrued expenses and other current liabilities	20,393,614	19,491,865
Total current liabilities	56,088,444	51,863,691
Deferred rent liabilities	15,344,004	13,412,548
Long-term debt	40,390,034	36,000,000
Total liabilities	111,822,482	101,276,239
Stockholders' Equity:		
Common stock –$.001 par value; 25,000,000 shares authorized at January 1, 2011 and 100,000,000 shares authorized at January 2, 2010; and 15,806,035 shares issued and outstanding at January 1, 2011, 15,777,185 shares issued and outstanding at January 2, 2010	15,807	15,778
Preferred stock –$.001 par value; 10,000,000 shares authorized at January 1, 2011, and January 2, 2010; no shares issued and outstanding	—	—
Deferred stock units –$.001 par value; 454,998 shares outstanding at January 1, 2011, 314,998 shares outstanding at January 2, 2010	455	315
Additional paid-in capital	125,247,156	124,042,392
Accumulated other comprehensive loss	(252,374)	(153,609)
Accumulated deficit	(61,802,598)	(56,309,253)
Total stockholders' equity	63,208,446	67,595,623
Total liabilities and stockholders' equity	**$ 175,030,928**	**$ 168,871,862**

See accompanying notes to audited consolidated financial statements.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended	
	January 1, 2011	January 2, 2010
Net revenues	$ 351,851,394	$ 338,025,688
Cost of products sold	232,311,169	222,536,657
Gross profit	119,540,225	115,489,031
Selling, general and administrative	120,377,666	117,272,149
Store pre-opening expenses	737,898	292,803
Store closing, lease termination and impairment charges	2,705,836	44,716
Total operating expenses	123,821,400	117,609,668
Operating loss	(4,281,175)	(2,120,637)
Interest expense	1,262,053	1,304,625
Other income (expense), net	67,781	63,497
Loss before income taxes	(5,475,447)	(3,361,765)
Income tax expense	(17,898)	(182,850)
Net loss	$ (5,493,345)	$ (3,544,615)
Net loss per common share - basic	$ (0.34)	$ (0.22)
Net loss per common share - diluted	$ (0.34)	$ (0.22)

See accompanying notes to audited consolidated financial statements.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Restricted or Deferred Stock Units		Additional Paid-in-Capital	Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at January 3, 2009	15,777,185	15,778	254,998	255	123,245,789	(490,847)	(52,764,638)	70,006,337
Net loss	—	—	—	—	—	—	(3,544,615)	(3,544,615)
Foreign currency translation adjustments	—	—	—	—	—	337,238	—	337,238
Comprehensive loss								(3,207,377)
Stock-based compensation	—	—	—	—	723,463	—	—	723,463
Issuance of deferred stock units	—	—	60,000	60	73,140	—	—	73,200
Balance at January 2, 2010	15,777,185	$ 15,778	314,998	$ 315	$ 124,042,392	$ (153,609)	$ (56,309,253)	$ 67,595,623
Net loss	—	—	—	—	—	—	(5,493,345)	(5,493,345)
Foreign currency translation adjustments	—	—	—	—	—	(98,765)	—	(98,765)
Comprehensive loss								(5,592,110)
Stock-based compensation	—	—	—	—	802,981	—	—	802,981
Stock option exercises	28,850	29	—	—	57,178	—	—	57,207
Issuance of deferred stock units	—	—	140,000	140	344,605	—	—	344,745
Balance at January 1, 2011	15,806,035	$ 15,807	454,998	$ 455	$ 125,247,156	$ (252,374)	$ (61,802,598)	$ 63,208,446

See accompanying notes to audited consolidated financial statements.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended	
	January 1, 2011	January 2, 2010
Operating Activities		
Net loss	$ (5,493,345)	$ (3,544,615)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	9,974,854	9,544,004
Provision for bad debt expense	195,125	264,896
Amortization of intangible assets	421,683	378,198
Amortization of debt issue costs	149,446	164,160
Stock-based compensation	1,147,727	796,663
Non-cash impairment charges	671,596	—
Loss on disposal of assets	—	125,318
Change in operating assets and liabilities:		
Accounts receivable	(252,860)	(515,845)
Inventories	(1,285,518)	8,027,989
Prepaids and other current assets	(2,044,164)	2,307,780
Other assets	(740,290)	(189,332)
Accounts payable	2,994,425	4,395,728
Accrued expenses and other current liabilities	66,977	(1,434,259)
Deferred rent	2,803,471	2,334,548
Net cash provided by operating activities	8,609,127	22,655,233
Investing Activities		
Purchases of property and equipment	(13,148,481)	(8,929,476)
Net cash used in investing activities	(13,148,481)	(8,929,476)
Financing Activities		
Principal payments on line of credit	(105,017,745)	(128,824,019)
Proceeds from line of credit	109,407,779	113,115,796
Debt issuance costs	(389,926)	—
Proceeds from exercise of stock options	57,207	—
Net cash provided by (used in) financing activities	4,057,315	(15,708,223)
Effect of exchange rate changes on cash	(9,819)	23,655
Change in cash	(491,858)	(1,958,811)
Cash, beginning of period	696,198	2,655,009
Cash, end of period	$ 204,340	$ 696,198
Supplemental cash flow information:		
Interest payments	$ 1,178,641	$ 1,605,966
Income tax payments	$ 316,615	$ 365,681

See accompanying notes to audited consolidated financial statements.

1. Summary of Significant Accounting Principles

Basis of Presentation and Principles of Consolidation

Golfsmith International Holdings, Inc. (the "Company") is a multi-channel, specialty retailer of golf and tennis equipment and related apparel and accessories. The Company offers golf and tennis equipment from top national brands as well as its own proprietary brands. In addition, the Company provides clubmaking services, including the sale of individual club components for customers to build clubs, custom fitting and repair services. The Company markets its products through retail stores and through its direct-to-consumer channels, which include its Internet site and catalogs.

The accompanying audited consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary Golfsmith International, Inc. ("Golfsmith") and its subsidiaries. The Company has no operations nor does it have any assets or liabilities other than its investment in Golfsmith. Accordingly, these audited consolidated financial statements represent the operations of Golfsmith and its subsidiaries. All inter-company account balances and transactions have been eliminated in consolidation.

Revenue Subject to Seasonal Variations

The Company's business is seasonal and its sales leading up to and during the warm weather golf season and the December holiday gift-giving season have historically contributed a significantly higher percentage of the Company's annual net revenues and annual net operating income than in other periods in its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts receivable and accounts payable approximate fair values due to their short-term nature. The carrying value of the Company's credit facility at January 1, 2011 approximates fair value based on rates available for similar debt available to comparable companies in the marketplace.

The fair values of our financial instruments are recorded using a hierarchal disclosure framework based upon the level of subjectivity of the inputs used in measuring assets and liabilities as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—Inputs are unobservable for the asset or liability and are developed based on the best information available in the circumstances, which might include the Company's own data.

Accounts Receivable

Accounts receivable consists primarily of amounts due from credit card merchants who process the Company's credit card sales and remit the proceeds to the Company. The Company also maintains certain accounts receivable for individual customers for whom credit is provided. Allowances are made based on historical data for estimated unrecoverable amounts.

Inventories

The Company uses the First-In-First-Out Weighted Average Cost Method for inventory valuation. Inventories consist primarily of finished goods (i.e., golf and tennis equipment and accessories) and are stated at the lower of cost (weighted average) or market. Inbound freight charges, import fees and vendor discounts are capitalized into inventory upon receipt of the purchased goods. These costs and discounts are included in cost of products sold upon the sale of the respective inventory item. Inventory values are reduced for anticipated physical inventory losses, such as theft, that have occurred since the last physical inventory date on a location-by-location basis, as well as anticipated amounts of carrying value over the amount expected to be realized from the ultimate sale or other disposal of the inventory.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, generally 5 to 10 years for equipment, furniture, and fixtures and 40 years for buildings. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the related lease or estimated useful life of the leasehold improvement. Maintenance and repairs are expensed as incurred.

Impairment of Long-Lived and Intangible Assets

The Company evaluates its long-lived assets, which include its property and equipment and definite-lived intangible asset, its customer database, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such factors and circumstances exist, an impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated realizable fair value in the period in which the determination is made. In fiscal 2010, the Company recorded $0.5 million in non-cash charges related to the impairment of fixed assets associated with three stores. The Company recorded no expense for impairment of its long-lived assets in fiscal 2009.

The Company assesses the carrying value of its indefinite-lived intangible assets for indications of impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of the intangible assets may be impaired. The Company's indefinite-lived intangible assets consist of its trade name and trademarks. The impairment test consists of a comparison of the fair value of the intangible assets with their carrying amount. If their carrying amount exceeds their estimated fair value, an impairment loss shall be recognized in an amount equal to that excess. The Company bases its measurement of fair value of its indefinite-lived intangible assets using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires the Company to estimate the future revenue for the related brands and the appropriate royalty rate. Trademarks are combined into a single unit of account for purposes of testing impairment for the following reasons: (1) the Company believes that utilizing its proprietary brands as a group represents the highest and best use of the assets and (2) the Company's marketing and branding strategies indicate that its trademarks are complementary. In the fourth quarters of fiscal 2010 and fiscal 2009, the Company performed its annual impairment test for our indefinite-lived intangible assets and determined that they were not impaired.

Factors that are considered by management in assessing for impairments include, but are not limited to, the Company's performance relative to its projected or historical results, its intended use of the assets and its strategy for its overall business, as well as industry and economic trends. In the event future revenue projections are not achieved, impairments are likely to occur and such amounts could be material.

Revenue Recognition

The Company recognizes revenue from its retail sales channel at the time the customer takes possession of the merchandise and purchases are paid for, primarily with either cash or by credit card. Revenue from catalog and Internet sales are recognized upon shipment of merchandise and any service related revenue as the services are performed. This policy is based on the following factors: (1) the customer has generally already paid for the goods with a credit card, thus minimal collectability risk exists, (2) the product has been shipped, (3) risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise, and (4) the Company records an allowance for estimated returns in the period of sale.

The Company sells gift cards in retail stores, through independent third parties, through the Internet, and through its call center in Austin, Texas. Furthermore, customers routinely return products or trade-in used equipment and the Company issues the customer a returns credit that may be redeemed at any of the Company's retail stores or through its website. The Company does not deduct non-usage fees from outstanding gift card or returns credit values. Revenue from the sale of gift cards and issuance of returns credits is recognized when (1) the cards or credits are redeemed by the customer, or (2) the likelihood of the cards or credits being redeemed by the customer is remote (breakage) and the Company determines that there is no legal obligation to remit the value of the unredeemed cards or credits to the relevant jurisdiction. Estimated breakage is calculated and recognized as revenue over a 48-month period following the card or credit issuance, in amounts based on the historical redemption patterns of the gift cards or return credits. The difference in total estimated breakage, if any, is recognized as a component of revenue at the end of the 48 months following the issuance of the card or credit, at which time the Company deems the likelihood of any further redemptions to be remote, and provided that such amounts are not required to be remitted to the relevant jurisdictions. Breakage income is included in net revenues in the consolidated statements of operations. The Company recognized $1.5 million and $1.1 million in breakage revenue during fiscal 2010 and 2009, respectively.

For all merchandise sales, the Company reserves for sales returns in the period of sale using estimates based on historical experience. The Company's sales returns reserve was $0.5 million and $0.7 million as of January 1, 2011 and January 2, 2010, respectively.

Shipping and Handling Costs

Amounts billed to customers in connection with a sales transaction related to shipping and handling, if any, are included in net revenues. Shipping and handling costs incurred by the Company are included in cost of products sold in the period incurred.

Vendor Rebates and Promotions

The Company receives income from certain merchandise suppliers in the form of rebates and promotions. Agreements are made with individual suppliers and income is earned as buying levels are met. These agreements are effective for a twelve-month period and are negotiated annually at the beginning of the calendar year. The Company entered into agreements with 173 merchandise suppliers. Rebate income is recorded as a reduction of the cost of inventory purchased from the respective supplier and is recognized as cost of products sold when the related merchandise is sold.

Cooperative promotional income received for reimbursement of incremental direct advertising costs is recorded as a reduction of selling, general and administrative expense. Any promotional income received that does not pertain to incremental direct advertising costs is recorded as a reduction to inventory purchased and is recognized as cost of products sold when the related merchandise is sold. Cooperative promotional income received and recorded as a reduction of selling, general and administrative expenses was approximately $6.9 million and $5.2 million in fiscal year 2010 and 2009, respectively. Cooperative promotional income received and recorded as a reduction to cost of products sold was approximately $0.5 million and $2.3 million in fiscal year 2010 and 2009, respectively. Our receivable for total uncollected vendor rebates and promotional income of approximately $0.2 million is included in prepaid and other current assets as of January 1, 2011.

Operating Leases

The Company leases retail space under operating leases. Lease agreements often include rent holidays, rent escalation clauses and contingent rent provisions for percentage of gross sales in excess of specified levels, as defined in the respective lease agreements. Most of the Company's lease agreements include renewal periods at the Company's option. The Company recognizes rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased property. The Company records tenant improvement allowances and rent holidays as deferred rent liabilities on the consolidated balance sheets and amortizes the deferred rent over the terms of the lease to rent expense on the consolidated statements of operations. The Company records rent liabilities on the consolidated balance sheets for contingent percentage of gross sales lease provisions when the Company determines it is probable that the specified levels will be reached during the fiscal year.

The Company has entered into certain sublease agreements with third parties to sublease retail space previously occupied by the Company. Sublease rental income is recorded on a straight-line basis over the term of the sublease as a reduction of rent expense. Refer to Note 5 for further discussion.

Advertising and Capitalized Catalog Costs

Catalog costs are amortized over the expected revenue stream, which typically ranges between two and twelve months from the date the catalogs are mailed. The Company had $0.3 million in catalog costs capitalized at January 1, 2011 and January 2, 2010, respectively. Advertising costs are expensed as incurred. Advertising costs, net of cooperative advertising income, totaled approximately $9.7 million and $9.2 million in fiscal year 2010 and 2009, respectively.

Medical Self-Insurance Reserves

The Company is primarily self-insured for employee health benefits. The Company records its self-insurance liability based on claims filed and an estimate of claims incurred but not yet reported. There is stop-loss coverage for amounts in excess of $125,000 per individual per year. If more claims are made than were estimated or if the costs of actual claims increase beyond what was anticipated, reserves recorded may not be sufficient and additional accruals may be required in future periods.

Stock-Based Compensation

The Company estimates the fair value of equity-based payment awards on the date of grant or modification using the Black-Scholes option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations. Determining the fair value of equity-based awards at the grant date requires judgment, with specific estimates regarding risk-free interest rates, dividend yields, volatility, expected life of the award and estimated forfeitures of awards during the service period.

Store Pre-opening Expenses

Store pre-opening expenses consist primarily of rent, marketing, payroll and recruiting costs related to the opening of new retail stores that are incurred prior to opening.

Store Closing Expenses

Store closing expenses include costs incurred in the month the Company closes a store. It includes expense related to the future lease obligation net of estimated sublease rental income and any contractual lease buyouts directly related to the associated store closure. Store closing costs also include severance costs and other liabilities. The Company is required to make judgments about these exit costs. The ability to obtain agreements with lessors, to terminate leases or to assign leases to third parties can materially affect the accuracy of these estimates.

Debt Issuance Costs

Debt issuance costs are deferred and amortized to interest expense over the terms of the related debt. Amortization of such costs in fiscal 2010 and 2009 totaled approximately $0.1 million and $0.2 million, respectively.

Income Taxes

The Company uses the asset and liability method to account for income taxes, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. These differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheets. At each period end, the Company assesses the likelihood that the deferred tax assets are more likely than not to be recovered. A valuation allowance is established against deferred tax assets to the extent the Company believes that recovery is not likely based on the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible.

The Company recognizes tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Foreign Currency Translation

The financial statements of the Company's international operations are translated into U.S. dollars using period-end exchange rates for assets and liabilities, historical exchange rates for stockholders' equity, and average exchange rates during the period for revenues and expenses. Cumulative translation gains and losses are excluded from results of operations and recorded as a separate component of accumulated comprehensive income (loss). Gains and losses resulting from transactions denominated in foreign currencies are included in other income (expense) in the audited consolidated statements of operations and were not material for the years presented.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivables. Concentration of credit risk with respect to the Company's account receivables relates primarily to the Company's arrangements with several national brand credit card companies and is minimized due to the large number of customer transactions and short settlement terms with the credit card companies.

The Company maintains an allowance for estimated losses resulting from uncollectible customer receivables based on historical collection experience, age of the receivable balance, both individually and in the aggregate, and general economic conditions.

Concentrations of Foreign Suppliers

A significant portion of sales of the Company's proprietary products are from products supplied by manufacturers located outside of the United States, primarily in Asia. While the Company is not dependent on any single manufacturer outside the U.S., the Company could be adversely affected by political or economic disruptions affecting the business or operations of third-party manufacturers located outside of the United States. Furthermore, in each of fiscal 2010 and fiscal 2009, three of the Company's suppliers, TaylorMade-adidas, Callaway Golf and Titleist-Acushnet each individually supplied in excess of 10% of the Company's consolidated purchases.

Segments

The Company has one operating segment consisting of recreational sporting goods products. The Company's chief operating decision-maker is considered to be the chief executive officer. The chief operating decision-maker allocates resources and assesses performance of the business and other activities at the operating segment level.

Reclassifications

Reclassifications from prepaid expenses and other current assets to accounts payable in the amount of $2.3 million as of January 2, 2010 related to vendor rebates and credits which have been netted against related outstanding balances in accounts payable for each of the periods then ended.

The effect of these reclassifications is not material and did not affect the Company's reported net income or cash flows.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to December 31 and consists of either 52 weeks or 53 weeks. Each quarter of each fiscal year generally consists of 13 weeks or 14 weeks.

Recently Issued Accounting Standards

In December 2009, the FASB issued additional authoritative guidance requiring new disclosures related to fair value measurements. The new guidance requires entities to separately disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. The guidance also requires entities to present separately information about purchases, sales, issuances, and settlements within Level 3 fair value measurements. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements within Level 3 fair value measurements. Those disclosures will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of the guidance did not have an impact on the Company's consolidated financial statements.

In June 2009, the FASB issued guidance which amends previously issued guidance on variable interest entities. This new guidance prescribes a qualitative model for identifying whether a company has a controlling financial interest in a variable interest entity, or VIE, and eliminates the quantitative model previously prescribed. The new model identifies two primary characteristics of a controlling financial interest: (1) provides a company with the power to direct significant activities of the VIE; and (2) obligates a company to absorb losses of and/or provides rights to receive benefits from the VIE. The new guidance requires a company to reassess on an ongoing basis whether it holds a controlling financial interest in a VIE. A company that holds a controlling financial interest is deemed to be the primary beneficiary of the VIE and is required to consolidate the VIE. This statement is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The adoption of the guidance did not have a material impact on the Company's consolidated results of operations or financial position.

In October 2009, the FASB issued guidance on revenue recognition that provides clarification on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. An entity is required to allocate revenue in an arrangement using estimated selling prices of deliverables in the absence of vendor-specific objective evidence or third-party evidence of selling price. These amendments also eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. These amendments significantly expand the disclosure requirements for multiple-deliverable revenue arrangements. These provisions are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The adoption of the guidance is not expected to have a material impact on the Company's consolidated results of operations or financial position.

2. Basic and Diluted Net Loss Per Common Share

Basic net loss per common share is computed based on the weighted-average number of shares of common stock outstanding, including outstanding deferred stock units ("DSUs"). Diluted net loss per common share is computed based on the weighted average number of shares of common stock outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued.

The following table sets forth the computation of basic and diluted net loss per common share for the periods indicated:

	Fiscal Year Ended	
	January 1, 2011	January 2, 2010
Net loss	$ (5,493,345)	$ (3,544,615)
Basic:		
Weighted-average shares of common stock outstanding	15,792,163	15,777,185
Weighted-average shares of deferred common stock units outstanding	406,922	292,416
Shares used in computing basic net loss per common share	16,199,085	16,069,601
Effect of dilutive securities (1):		
Stock options	—	—
Shares used in computing diluted net loss per common share	$ 16,199,085	$ 16,069,601
Basic net loss per common share	$ (0.34)	$ (0.22)
Diluted net loss per common share	$ (0.34)	$ (0.22)

(1) Potentially dilutive shares of common stock include 3,001,820 and 2,985,134 of outstanding stock options under the Company's stock option plans as of January 1, 2011 and January 2, 2010, respectively. (See Note 8). The computation of dilutive shares excluded these options because such outstanding options would be anti-dilutive due to the Company's net loss in each period.

3. Intangible Assets

Identifiable intangible assets consisted of the following as of each of the periods presented:

	Fiscal Year Ended	
	January 1, 2011	January 2, 2010
Amortizable intangible assets:		
Customer database - gross carrying amount	$ 3,454,205	$ 3,454,205
Customer database - accumulated amortization	(3,160,440)	(2,738,757)
Total amortizable intangible assets	$ 293,765	$ 715,448
Indefinite-lived intangible assets:		
Patents	$ 100,000	$ 100,000
Trade names	11,158,000	11,158,000
Trademarks	13,972,251	13,972,251
Total indefinite-lived intangible assets	$ 25,230,251	$ 25,230,251
Intangibles assets, net	$ 25,524,016	$ 25,945,699

Total amortization expense was approximately $0.4 million in each of the fiscal years ended January 1, 2011 and January 2, 2010, and is recorded in selling, general and administrative expense in the audited consolidated statements of operations. Our amortizable intangible asset will continue to be amortized over its useful life of 9 years which ends in fiscal 2011.

4. Debt

Credit Facility

On July 9, 2010, the Company's Amended and Restated Credit Agreement (the "Credit Agreement") originally entered into on June 20, 2006, and as subsequently amended on September 26, 2007, was amended by entering into the Second Amendment to Amended and Restated Credit Agreement (the "Second Amendment") by and among Golfsmith International, L.P., Golfsmith NU, L.L.C., and Golfsmith USA, L.L.C., as borrowers (the "Borrowers"), the Company and the subsidiaries of the Company identified therein, as credit parties (the "Credit Parties") and General Electric Capital Corporation, as administrative agent (the "Agent") and lender. Pursuant to the Second Amendment, the term of the Credit Agreement has, among other things, been extended 48 months from the effective date of the Second Amendment and expires on July 9, 2014. The Credit Agreement, as amended, (the "Credit Facility") consists of a $90.0 million asset-based revolving credit facility (the "Revolver"), including a $5.0 million letter of credit sub facility. Loans incurred under the Credit Facility will be used for working capital and capital expenditures of the Borrowers and their subsidiaries (the "Loans").

Interest Rate and Fees. Loans outstanding under the Credit Facility currently bear interest per annum, at the Company's election, at a rate equal to either (1) LIBOR plus a margin equal to 2.75% (such margin, the "Applicable Revolver LIBOR Margin"), or (2) the "Base Rate" plus a margin equal to 0.25%. The "Base Rate" is a rate equal to the highest of (i) the publicly quoted rate as published by *The Wall Street Journal* on corporate loans posted by at least 75% of the nation's 30 largest banks, (ii) the Federal Funds Rate plus 300 basis points per annum, and (iii) the sum of LIBOR plus the excess of the Applicable Revolver LIBOR Margin over 0.25%. Commencing on January 1, 2011, the applicable margins are subject to adjustment (up or down) prospectively on a quarterly basis on the first business day of each fiscal quarter as determined by average daily borrowing availability for the immediately preceding quarter. The fee in respect of the Borrowers' non-use of available funds is 0.375% with no utilization-based decrease and is payable monthly. During fiscal 2010 and 2009, the weighted average interest rate on the Company's outstanding borrowings was 2.75% and 2.63%, respectively.

Covenants and Events of Default. The Credit Facility contains customary affirmative covenants regarding, among other things, the delivery of financial and other information to the lenders, maintenance of records, compliance with law, maintenance of property and insurance and conduct of the Company's existing business. The Credit Facility also contains certain customary negative covenants that limit the ability of the Credit Parties to, among other things, create liens, make investments, enter into transactions with affiliates, incur debt, acquire or dispose of assets, including merging with another entity, enter into sale-leaseback transactions and make certain restricted payments. The foregoing restrictions are subject to certain customary exceptions for facilities of this type. The Credit Facility includes events of default (and related remedies, including acceleration of the Loans made thereunder) usual for a facility of this type, including payment default, covenant default (including breaches of the covenants described above), cross-default to other indebtedness, material inaccuracy of representations and warranties, bankruptcy and involuntary proceedings, change of control and judgment default. Many of the defaults are subject to certain materiality thresholds and grace periods usual for a facility of this type. As of January 1, 2011 and January 2, 2010, and through fiscal 2010 and 2009, the Company was in compliance with all applicable covenants.

Borrowing Capacity. Available amounts under the Credit Facility are calculated against a borrowing base. The borrowing base is limited to (i) 90% of the net amount of Borrowers' eligible accounts, as defined in the Credit Facility, plus (ii) the lesser of (x) 70% of the Borrowers' eligible inventory, as defined in the Credit Facility, or (y) up to 90% of the Borrowers' net orderly liquidation value of eligible inventory, plus (iii) 63% of the fair market value of eligible real estate, as defined in the Credit Facility, minus (iv) any reserves, as defined in the Credit Facility (reserves associated with gift card liability are 25% and customer deposits are 50% of the Borrowers' book value of each liability), and (v) letters of credit outstanding. The Agent has the right to establish, modify or eliminate reserves against eligible inventory and accounts from time to time in its reasonable credit judgment. The Credit Facility stipulates that borrowing availability at any given time cannot be less than $3.5 million. In addition, when the available amount of the Loans is less than 15% of the borrowing base, the Agent may request that amounts in the Borrowers' accounts be forwarded to a deposit account designated by the Agent.

At January 1, 2011, the Company had $40.4 million of outstanding borrowings under its Credit Facility and $18.5 million of borrowing availability after giving effect to all reserves. At January 2, 2010, the Company had $36.0 million of outstanding borrowings under its Credit Facility and $16.1 million of borrowing availability after giving effect to all reserves.

Guarantees and Collateral. Borrowings under the Credit Facility are jointly and severally guaranteed by the Credit Parties, and are secured by a security interest granted in favor of the Agent, for itself and for the benefit of the lenders, in substantially all of the personal and owned real property of the Credit Parties, including a lien on all of the equity securities of the Borrowers and each of the Borrower's current and future domestic subsidiaries.

The Company has no operations other than its investment in its wholly-owned subsidiary Golfsmith, and its liability under its Credit Facility. Golfsmith and its domestic subsidiaries comprise all of the Company's assets, liabilities and operations, including its liabilities under its Credit Facility. There are no restrictions in the Credit Facility on the transfer of funds in the ordinary course of business between the Company, Golfsmith and any of Golfsmith's domestic subsidiaries.

5. Commitments and Contingencies

Lease Commitments

The Company leases certain store locations under operating leases that provide for annual payments that, in some cases, increase over the life of the lease. The operating leases expire at various times through June 2022. The aggregate of the minimum annual payments is expensed on a straight-line basis over the term of the related lease. In addition, the Company has entered into certain sublease agreements with third parties to sublease retail space previously occupied by the Company. The sublease terms end at various times through June 2022. Rent expense, net of sublease rental income, was $24.4 million and $21.8 million for fiscal years ended January 1, 2011, and January 2, 2010, respectively. Sublease rental income was $1.1 million and $1.2 million for fiscal years ended January 1, 2011, and January 2, 2010, respectively.

At January 1, 2011, future minimum payments due and sublease rental income to be received under non-cancelable operating leases with initial terms of one year or more are as follows for each of the fiscal years presented below:

	Operating Lease Obligations	Sublease Rental Income
2011	$ 26,485,293	$ 1,783,292
2012	26,243,545	1,790,821
2013	23,581,627	1,384,028
2014	21,173,461	1,146,752
2015	17,555,469	976,053
Thereafter	41,663,668	2,060,132
Total	$ 156,703,063	$ 9,141,078

The Company previously entered into a guarantee agreement in conjunction with assigning one of its leases to a subtenant which provides that the Company will assume responsibility for rental payments in the event the subtenant defaults. During the fourth quarter of 2010, the tenant to which the lease was assigned filed for bankruptcy, and the Company recorded a charge of $0.3 million for its estimated obligation associated with this event. (See note 11). The lease has future minimum lease payments of $0.3 million and $0.2 million for fiscal years 2011 and 2012, respectively. In addition, the Company is liable for other expenses related to the above lease, such as property taxes and common area maintenance, which were previously paid by the bankrupt tenant.

Employment and Other Agreements

The Company has employment agreements with Martin E. Hanaka, Chairman and Chief Executive Officer, and Sue E. Gove, Executive Vice President, Chief Operating Officer and Chief Financial Officer. Additionally, on September 29, 2009, under the direction of the Compensation Committee of the Company's Board of Directors (the "Board"), the Company entered into confidentiality, intellectual property and non-compete agreements (the "Confidentiality Agreements") with its senior executives, in the form filed as exhibit 10.1 of the Company's Form 8-K filed with the SEC on October 2, 2009. The Confidentiality Agreements contain restrictive covenants which generally prohibit the senior executive officers from (i) disclosing the Company's trade secrets and confidential information, including information regarding the Company's intellectual property; or (ii) during their respective employment terms and for the two-year period following termination of employment (a) soliciting on behalf of a competing business the Company's customers, (b) soliciting the Company's employees or (c) engaging in any competing business. In consideration for the promises set forth in the Confidentiality Agreements, upon termination of a senior executive officer's employment without cause, as defined in the Confidentiality Agreements, such senior executive officer will be entitled to receive a 12-month equivalent of his or her annual base salary in effect upon termination in equal installments during the 24-month period following termination of employment.

On May 20, 2009, the Company entered into a license agreement with MacGregor Golf Company. Per the terms of the license agreement, the Company obtained an exclusive perpetual license and sub-license in and to certain MacGregor® trademarks throughout the United States, Canada, Europe, Africa, South America and Australia for a total of $1.75 million payable in eight quarterly installments beginning in May 2010. Ownership of these trademarks will transfer to Golfsmith three years from the effective date of the license agreement, at which time Golfsmith will also obtain a 50% ownership interest in MacGregor Corp., a non-operating holding entity that licenses certain trademarks to MacGregor Golf Company. On September 24, 2009, MacGregor Golf Company assigned its rights in the MacGregor® portfolio of trademarks and its 50% ownership interest in MacGregor Corp. to CKF6 Holdings, LLC. CKF6 Holdings, LLC assumed the place of MacGregor Golf Company in the license agreement with Golfsmith.

Legal Proceedings

On October 23, 2009, David O'Flynn, on behalf of himself and all others similarly situated plaintiffs, filed a class action lawsuit (the "O'Flynn claim") in the California Superior Court in Orange County against the Company asserting denial of meal and rest breaks, failure to timely pay final wages or commissions and failure to provide itemized employee wage statements in violation of the California Labor Code. During the fourth quarter of 2010, Golfsmith reached an agreement to settle the O'Flynn claim, subject to court approval. The Company's provision for estimated losses on this legal action of $0.2 million, net of insurance, has been recorded in accrued expenses and other current liabilities as of January 1, 2011.

On June 3, 2010, Ed Leo, on behalf of himself and all others similarly situated plaintiffs, filed a class action lawsuit against the Company in the California Superior Court of San Diego County in connection with a Women's Night promotional event held by the Company on March 25, 2010. The plaintiff's claim is based on alleged violations of the Unruh Act, California legislation which has been interpreted to prohibit promotional activities that discriminate on the basis of certain protected classes. While the plaintiffs in this action have alleged that the Company engaged in conduct that was discriminatory and actionable, the Company disputes these claims and intends to vigorously contest the lawsuit. At this time, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from an adverse resolution of this matter.

The Company is involved in various other legal proceedings arising in the ordinary course of conducting business. The Company believes that the ultimate outcome of such matters, in the aggregate, will not have a material adverse impact on our financial position, liquidity or results of operations. The Company believes the amounts provided in our audited consolidated financial statements are adequate in consideration of the probable and estimable liabilities.

6. Balance Sheet Components

	Fiscal Year Ended	
	January 1, 2011	January 2, 2010
Property and equipment, net:		
Land and buildings	$ 22,485,790	$ 22,396,840
Equipment, furniture and fixtures	50,313,476	44,544,461
Leasehold improvements and construction in progress	46,774,647	42,957,418
	119,573,913	109,898,719
Less: accumulated depreciation and amortization	(60,648,293)	(53,422,932)
	$ 58,925,620	$ 56,475,787
Accrued expenses and other current liabilities:		
Gift cards and returns credits	$ 9,877,333	$ 9,714,057
Taxes	3,856,185	4,202,092
Salaries and benefits	1,916,760	1,969,766
Deferred rent	3,125,808	1,565,628
Allowance for returns reserve	466,874	705,948
Interest	100,892	32,856
Other	1,049,762	1,301,518
	$ 20,393,614	$ 19,491,865

7. Benefit Plans

In 1998, the Company approved a Retirement Savings Plan (the "Plan"), which permits eligible employees to make contributions to the Plan on a pretax basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Historically, the Company had made a matching contribution of 50% of the employee's pretax contribution, up to 6% of the employee's compensation, in any calendar year. Beginning in April 2009, the Company's matching contributions became discretionary and dependant on certain pre-defined performance targets. The Company made no contributions to the Plan during fiscal 2010 and contributed approximately $0.1 million in fiscal 2009.

8. Stockholders' Equity and Stock-Based Compensation

Capital Stock

At January 1, 2011, the Company had reserved the following shares of capital stock for issuance:

	Shares
Stock options	3,271,539
Deferred stock units	454,999
Preferred stock	10,000,000
Additional authorized common shares	5,467,427
Total unissued authorized common shares	19,193,965

At the end of fiscal 2011, there were no shares of preferred stock outstanding.

On May 4, 2010, the Company's stockholders approved an amendment to the Company's Second Amended and Restated Certificate of Incorporation to decrease the number of authorized shares of common stock from 100 million to 25 million. This change resulted in total authorized shares of capital stock of 35 million (25 million shares of common stock and 10 million shares of preferred stock) as set forth in Article IV of the Second Amended and Restated Certificate of Incorporation, as amended. This amendment relating to the change in authorized shares was filed with the Delaware Secretary of State on May 5, 2010.

Stock Compensation Plans

2002 Incentive Stock Plan

In October 2002, the Company adopted the 2002 Incentive Stock Plan (the "2002 Plan"). Under the 2002 Plan, certain employees, members of the Board of Directors and third party consultants may be granted options to purchase shares of the Company's common stock ("options"), stock appreciation rights and restricted stock grants. Prior to the adoption of the 2006 Incentive Compensation Plan discussed below, the total number of shares of common stock that could be issued under the 2002 Plan was 2,850,000. Each option previously granted under the 2002 Plan remains outstanding subject to its terms. The exercise price of options granted is equal to the value of the Company's common stock on the date of grant and options generally vest over a period of five years with the term of each option no more than ten years from the date of grant. There were 0.5 million options outstanding under the 2002 Plan at each of January 1, 2011 and January 2, 2010.

2006 Incentive Compensation Plan

In June 2006, the Company adopted the 2006 Incentive Compensation Plan (the "2006 Plan"). Under the 2006 Plan, certain employees, members of the Board and third-party consultants may be granted options, stock appreciation rights and restricted stock grants. The total number of shares of common stock that could originally be issued under the 2006 Plan was 1.8 million. On May 5, 2009, the stockholders of the Company approved the First Amendment to the 2006 Plan (the "Amendment"), which increased the number of shares of common stock that may be issued under the 2006 Plan from 1.8 million to 3.3 million. The exercise price of options granted is equal to the value of the Company's common stock on the date of grant, options generally vest over a period of five years, and the term of each option is no more than ten years from the date of grant. There were 2.5 million options outstanding under the 2006 Plan at each of January 1, 2011 and January 2, 2010.

Non-Employee Director Compensation Plan

In August 2006, the Company adopted the Non-Employee Director Compensation Plan. In addition to cash compensation, the Non-Employee Director Compensation Plan authorizes an annual grant of deferred stock units ("DSUs") to members of our Board of Directors. Each DSU represents the equivalent of one share of the Company's common stock, vests immediately on the date of grant and is exercisable upon a Director's completion of Board service. DSUs granted are issuable and included in the total number of shares reserved for issuance under the 2006 Plan.

On May 4, 2010, the Company's Board of Directors approved an amendment to the Non-Employee Director Compensation Plan providing changes in the annual retainer and annual grant of DSU's.

Restricted Stock Units

On May 7, 2010, the Company's Compensation Committee and Board of Directors approved grants of 30,000 and 50,000 restricted stock units ("RSU's) to Ms. Gove and Mr. Hanaka, respectively. Each RSU represents the equivalent of one share of the Company's common stock and vests on the third anniversary of the grant date. On the vesting date, the Compensation Committee may, at its sole discretion, elect to deliver cash in lieu of the RSU shares in an amount equal to the fair market value of the issuable shares.

A summary of our non-vested deferred and restricted stock units as of January 1, 2011 and January 2, 2010 and changes during the years then ended is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 3, 2009	—	$ —
Granted	60,000	1.22
Vested	(60,000)	1.22
Forfeited	—	—
Nonvested at January 2, 2010	—	$ —
Granted	140,000	4.46
Vested	(60,000)	4.46
Forfeited	—	—
Nonvested at January 1, 2011	80,000	$ 4.46

The Company recorded $0.3 million and $0.1 million of stock based compensation expense in fiscal years 2010 and 2009, respectively, related to DSU grants, equal to the calculated fair value of the DSU on the date of grant.

During fiscal 2010, the Company recorded $0.1 million of stock based compensation related to RSU grants. Compensation expense on RSU grants is recorded on a straight-line basis over the requisite service (vesting) period based on the calculated fair value of the RSU at the date of grant. (See "*Accounting for Stock-based Compensation*" for further discussion).

Accounting for Stock-based Compensation

The Company records compensation expense on a straight-line basis over the requisite service (vesting) period in its audited consolidated statements of operations based on the calculated fair value of share-based awards at the time of issuance or modification. The expected term of options issued to employees is estimated based on the average of the vesting period and contractual term of the option. The Company calculates the fair value of option awards using the Black-Scholes option pricing model. This model incorporates various subjective assumptions including expected volatility, expected term, risk-free interest rate and expected dividend yield. In calculating fair value for options issued during fiscal 2010 and fiscal 2009, the Company based its expected volatility on an equal 50% combination of the Company's historical volatility and the historical volatility for a comparable industry peer group over periods of time which are equivalent to the expected life of the awards granted. The Company believes the calculated basis for expected volatility provides a more reasonable measurement of its expected future volatility rate than using solely the four years of historic trading value of the Company's own stock. The Company bases the estimate of risk-free interest rate on the U.S. Treasury yield curve in effect at the time of grant. The Company has never paid cash dividends and does not currently intend to pay cash dividends, and thus has assumed a 0% dividend yield.

The assumptions used to calculate the fair value of stock options granted are evaluated and revised, as necessary, to reflect market conditions and experience. The fair value of stock option awards granted during fiscal years 2010 and 2009 was estimated using the following weighted-average assumptions:

	January 1, 2011	January 2, 2010
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	66.1%-70.0%	68.4%-68.5%
Risk-free interest rate	2.1%-3.1%	2.6%-3.0%
Expected option life (in years)	6.5	6.5

We recorded non-cash compensation expense of $0.8 million and $0.7 million in selling, general and administrative expense related to stock option awards in fiscal years 2010 and 2009, respectively.

On May 15, 2009, the Company's Compensation Committee and Board approved the grant of options to purchase shares of the Company's common stock to Sue E. Gove pursuant to the terms of her employment agreement. Ms. Gove obtained 100,000 options to purchase the Company's common stock at an exercise price of $1.13 per share. Ms. Gove's options vest evenly over a period of five years.

A summary of the Company's stock option activity and related information for options issued under the 2006 Plan and the 2002 Plan for fiscal years ended January 1, 2011 and January 2, 2010 is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 3, 2009	2,904,937	$ 4.10	8.4	—
Granted	409,750	$ 1.43		
Forfeited	(329,553)	4.28		
Exercised	—	—		
Outstanding at January 2, 2010	2,985,134	$ 3.71	7.7	$ 342,158
Granted	381,125	$ 4.09		
Forfeited	(335,589)	4.25		
Exercised	(28,850)	2.01		
Outstanding at January 1, 2011	3,001,820	$ 3.72	6.9	$ 497,888
Exercisable at January 1, 2011	1,351,692	$ 4.77	5.8	$ 135,611
Vested / expected to vest at January 1, 2011	2,951,475	$ 3.72	6.9	$ 485,807

The weighted-average calculated fair value for stock options granted during fiscal years 2010 and 2009 was $2.63 and $0.92 per share, respectively. The aggregate intrinsic value of stock options exercised during fiscal 2010 was negligible. No options were exercised in fiscal 2009. Upon the exercise of options, the Company issues new common stock from its authorized shares.

The Company had approximately $2.3 million of unrecognized compensation costs related to stock options issued under the 2006 Plan and the 2002 Plan at January 1, 2011, that are expected to be recognized over a weighted-average period of 2.9 years.

9. Income Taxes

Significant components of the income tax provision attributable to continuing operations are as follows:

	Fiscal Year Ended	
	January 1, 2011	January 2, 2010
Current:		
Federal	$ (92,500)	$ (41,942)
State	204,403	327,537
Foreign	(29,996)	(25,442)
Total current	81,907	260,153
Deferred:		
Federal	—	27,703
State	—	—
Foreign	(64,009)	(105,006)
Total deferred	(64,009)	(77,303)
Income tax provision	$ 17,898	$ 182,850

The Company's provision for income taxes differs from the amount computed by applying the U.S. statutory tax rate to loss from continuing operations before taxes as follows:

	Fiscal Year Ended	
	January 1, 2011	January 2, 2010
	%	%
Income tax at U.S. statutory rate	(34.0)	(34.0)
State taxes, net of federal income tax	(0.7)	8.7
Change in apportioned state tax rates	—	(7.3)
Permanent differences and other	0.2	2.5
Change in valuation allowance	34.8	35.5
Income tax provision	0.3	5.4

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at January 1, 2011 and January 2, 2010 are as follows:

	1-Jan-11	2-Jan-10
Deferred tax assets:		
Current deferred tax assets		
Inventory basis	$ 1,365,681	$ 1,360,503
Reserves and allowances	1,549,207	1,835,916
Gross current deferred tax assets	2,914,888	3,196,419
Valuation allowance	(2.877,207)	(3,148,016)
Net current deferred tax assets	37,681	48,403
Noncurrent deferred tax assets		
Depreciable/amortizable assets	4,279,612	7,010,380
Accruals and other	7,469,537	5,940,271
Net operating loss carryforwards	8,269,391	4,752,248
Gross noncurrent deferred tax assets	20,018,540	17,702,899
Valuation allowance	(19,501,783)	(17,331,408)
Net noncurrent deferred tax assets	516,757	371,491
Deferred tax liabilities:		
Current deferred tax liabilities		
Prepaid expenses	(385,423)	(314,886)
Net current deferred tax liabilities	(385,423)	(314,886)
Net current deferred tax assets (liabilities)	(347,742)	(266,483)
Net noncurrent deferred tax assets (liabilities)	$ 516,757	$ 371,491

The Company has established a valuation allowance due to uncertainties regarding the realization of deferred tax assets. During the fiscal year ended January 1, 2011, the valuation allowance increased by $1.9 million.

As of January 1, 2011, the Company had remaining federal net operating loss carryforwards of $19.5 million that will begin expiring in 2025 if not utilized and federal tax credit carryovers of approximately $1.1 million that will begin expiring in 2015 if not utilized.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2006. The tax years 2007 through 2010 remain open to examination by all the major taxing jurisdictions to which the Company is subject, though the Company is not currently under examination by any major taxing jurisdiction.

The Company adopted guidance on accounting for uncertainty in income taxes in the first quarter of fiscal 2007. As a result of the adoption, the Company recognized an increase in the liability for uncertain tax positions related to late-filed 2000 - 2003 foreign tax returns in the amount of $92,500, of which the entire charge was accounted for as a decrease to the beginning balance of retained earnings. As the period of inquiry related to the foreign tax returns expired, the Company decreased this previously unrecognized tax benefit liability to zero at the end of fiscal 2010.

Balance at January 2, 2010	$ 92,500
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(92,500)
Settlements	—
Balance at January 1, 2011	$ —

In the event the Company has unrecognized tax benefits, the Company will recognize related accrued interest and penalties as income tax expense.

10. Foreign and Domestic Operations

The Company operates in foreign and domestic regions. Information about these operations is presented below:

	Fiscal Year Ended	
	January 1, 2011	January 2, 2010
Net Revenues:		
North America	345,461,980	332,069,220
International	6,389,414	5,956,469
Operating Income (loss):		
North America	(4,373,291)	(2,593,111)
International	92,116	472,474
Income (loss) from continuing operations before income taxes:		
North America	(5,566,636)	(3,843,982)
International	91,189	482,217

	As of the period ended	
	January 1, 2011	January 2, 2010
Identifiable assets:		
North America	170,927,556	168,165,837
International	4,103,372	706,025

11. Store closing, lease termination and impairment charges

During 2010, the Company recorded store closing, lease termination and asset impairment charges in the amount of $2.7 million, comprised of $0.7 million in lease termination costs, $0.7 million in future rent obligations, $0.5 million in fixed asset impairment charges and $0.8 million in store closing expenses. The fair value of the future rent obligation and early lease termination charges was determined based on the Company's discounted cash obligation to the landlords of these properties, net of sublease reimbursements and are therefore regarded as Level 3 financial instruments. As of January 1, 2011 these obligations are included in accrued expenses and other current liabilities on the consolidated balance sheet.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date our disclosure controls and procedures were effective such that the information relating to our company, including our consolidated subsidiaries, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting. Based on this evaluation under the framework in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission, management concluded that our internal control over financial reporting was effective as of January 1, 2011.

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this Annual Report on Form 10-K.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended January 1, 2011, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because we will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement"), not later than 120 days after the end of the fiscal year covered by this Form 10-K, and certain information to be included therein is incorporated herein by reference.

Item 10. Directors, Executive Officers, and Corporate Governance

Information appearing under this Item is incorporated herein by reference to our Proxy Statement for the 2011 annual meeting of stockholders to be held April 27, 2011.

Item 11. Executive Compensation

Information appearing under this Item is incorporated herein by reference to our Proxy Statement for the 2011 annual meeting of stockholders to be held April 27, 2011.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

With the exception of securities authorized for issuance under equity compensation plans, the information required in response to this Item is contained under the captions, "Equity Compensation Arrangements" and "Security Ownership by Directors, Executive Officers and Owners of more than Five Percent of our Common Stock" in our Proxy Statement. These portions of the Proxy Statement are hereby incorporated by reference herein.

The following table summarizes the number of stock options issued and shares of restricted stock granted, net of forfeitures and sales, the weighted-average exercise price of such stock options and the number of securities remaining to be issued under all outstanding equity compensation plans as of January 1, 2011:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted Average Price of Outstanding Options and Rights	Securities Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities Reflected
	(a)		(c)
Equity compensation plans approved by stockholders:			
2002 Stock Option Plan	461,425	$ 7.33	—
2006 Stock Option Plan (1)	2,995,394	$ 3.06	269,719
Equity compensation plans not approved by stockholders	—	—	—
Total	3,456,819	$ 3.23	269,719

(1) The 2006 Plan includes 454,999 of deferred stock units. See Note 8 of our audited consolidated financial statements for further discussion.

For further information regarding securities authorized for issuance under equity compensation plans, see Item 5 and Note 8 of our audited consolidated financial statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information appearing under this Item is incorporated herein by reference to our Proxy Statement for the 2011 annual meeting of stockholders to be held April 27, 2011.

Item 14. Principal Accountant Fees and Services

Information appearing under this Item is incorporated herein by reference to our Proxy Statement for the 2011 annual meeting of stockholders to be held April 27, 2011.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this Annual Report on Form 10-K:

(1) Audited Consolidated Financial Statements: See Index to Audited Consolidated Financial Statements in Item 8.

(2) Supplementary Financial Statement Schedules: No schedules are required.

(3) Exhibits.

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit No.	Filing Date	
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant	S-1	333-132414	3.2	June 1, 2006	
3.2	Amended and Restated Bylaws of the Registrant	8-K	000-52041	3.1	November 2, 2007	
3.3	Certificate of Amendment to its Second Amended and Restated Certificate of Incorporation	8-K	000-52041	3.1	May 6, 2010	
4.1	Specimen of Common Stock Certificate of the Registrant	S-1	333-132414	4.1	June 1, 2006	
10.1*	Employment Agreement, dated as of June 13, 2009, between the Registrant and Martin E. Hanaka	8-K	000-52041	10.1	June 18, 2009	
10.2*	Notice of Option Grant to Martin E. Hanaka, dated as of June 13, 2009	8-K	000-52041	10.2	June 18, 2009	
10.3*	Employment Agreement, dated as of September 29, 2009, between the Registrant and Sue E. Gove	8-K	000-52041	10.3	September 29, 2009	
10.4*	Notice of Option Grant to Sue E. Gove, dated as of September 29, 2009	8-K	000-52041	10.4	September 29, 2009	
10.5*	Amended and Restated Employment Agreement, dated as of May 30, 2006, between Golfsmith International, Inc. and Virginia Bunte	S-1	333-132414	10.22	June 1, 2006	
10.7*	2006 Incentive Compensation Plan	S-1	333-132414	10.27	June 1, 2006	
10.8*	2002 Incentive Stock Plan	S-4	333-101117	10.16	April 4, 2003	
10.9*	Severance Plan	10-Q	000-52041	10.7	November 6, 2009	
10.10*	Non-Employee Director Compensation Plan	8-K	000-52041	10.1	August 29, 2007	
10.11*	Form of Deferred Stock Unit Award Agreement	8-K	000-52041	10.3	August 25, 2006	
10.12*	Form of Notice of Deferred Stock Unit Grant	8-K	000-52041	10.2	August 25, 2006	
10.13*	Annual Management Incentive Program	8-K	333-101117	10.1	August 30, 2005	
10.14*	Form Individual Notice of Award	8-K	333-101117	10.2	August 30, 2005	
10.15	Management Rights Agreement	S-1	333-132414	10.34	June 1, 2006	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit No.	Filing Date	
10.16	Amended and Restated Credit Agreement, dated June 20, 2006, by and among Golfsmith International, L.P., Golfsmith NU, L.L.C., Golfsmith USA, L.L.C., and Don Sherwood Golf Shop, as borrowers, the Registrant and the subsidiaries of the Registrant identified therein as credit parties, General Electric Capital Corporation, as administrative agent, swing line lender and L/C issuer, GE Capital Markets, Inc., as sole lead arranger and bookrunner, and the financial institutions from time to time parties thereto	8-K	000-52041	99.1	June 26, 2006	
10.17	First Amendment to Amended and Restated Credit Agreement, dated September 26, 2007, entered into by and among Golfsmith International L.P., Golfsmith NU, L.L.C., Golfsmith USA, L.L.C. the other Credit Parties party hereto, and General Electric Capital Corporation	8-K	000-52041	10.2	October 2, 2007	
10.18	Syndication letter for the First Amendment to the Amended and Restated Credit Agreement, entered into by and among, Golfsmith International L.P., Golfsmith NU, L.L.C., Golfsmith USA, L.L.C. the other Credit Parties party hereto, and General Electric Capital Corporation	8-K	000-52041	10.18	October 2, 2007	
10.19	Intellectual Property License Agreement	8-K	000-52041	10.1	May 22, 2009	
10.20*	Form Confidentiality, Intellectual Property and Non-Compete Agreement	8-K	000-52041	10.1	October 2, 2009	
10.21*	Amendment to the Non-Employee Director Compensation Plan	10-Q	000-52041	10.19	July 30, 2009	
10.22*	Martin E. Hanaka Amended and Restated Employment Agreement with Golfsmith International Holdings, Inc.	8-K	000-52041	10.1	December 29, 2009	
10.23*	Sue E. Gove Amended and Restated Employment Agreement with Golfsmith International Holdings, Inc.	8-K	000-52041	10.2	December 29, 2009	
10.24	Amendment to Non-Employee Director Compensation Plan	10-Q	000-52041	10.24	July 29, 2010	
10.25	Second Amendment to Amended and Restated Credit Agreement	8-K	000-52041	10.1	July 12, 2010	
10.26	Form of Restricted Stock Unit Award Agreement	8-K	000-52041	10.1	May 11, 2010	
14.1	Code of Ethics for Senior Executives and Financial Officers (filed as Exhibit 14.1 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005 filed on April 1, 2005, and incorporated herein by reference).	10-K	333-101117	14.1	April 1, 2005	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit No.	Filing Date	
14.2	Code of Business Conduct and Ethics for Directors, Officers and Employees (filed as Exhibit 14.2 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2005 filed on April 1, 2005, and incorporated herein by reference).	10-K	333-101117	14.2	April 1, 2005	
21.1	Subsidiaries of the Registrant	10-K	000-52041	21.1	March 6, 2009	
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm					X
31.1	Rule 13a-14(a)/15d-14(a) Certification of Martin E. Hanaka					X
31.2	Rule 13a-14(a)/15d-14(a) Certification of Sue E. Gove					X
32.1	Certification of Martin E. Hanaka Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Sue E. Gove Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

* Indicates management compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.

By: /s/ MARTIN E. HANAKA
Martin E. Hanaka
Chairman and Chief Executive Officer
(Principal Executive Officer and Authorized Signatory)

Date: February 23, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MARTIN E. HANAKA **Martin E. Hanaka**	Chairman and Chief Executive Officer (Principal Executive Officer)	February 23, 2011
/s/ SUE E. GOVE **Sue E. Gove**	Executive Vice President, Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2011
/s/ THOMAS BERGLUND **Thomas Berglund**	Director	February 23, 2011
/s/ JAMES GROVER **James Grover**	Director	February 23, 2011
/s/ EMILIO S. PEDRONI **Emilio S Pedroni**	Director	February 23, 2011
/s/ THOMAS G. HARDY **Thomas G. Hardy**	Director	February 23, 2011
/s/ JAMES LONG **James Long**	Director	February 23, 2011
/s/ ROBERTO BUARON **Roberto Buaron**	Director	February 23, 2011
/s/ GLENDA CHAMBERLAIN **Glenda Chamberlain**	Director	February 23, 2011
/s/ MARVIN E. LESSER **Marvin E. Lesser**	Director	February 23, 2011
/s/ ROBERT E. ALLEN **Robert E. Allen**	Director	February 23, 2011

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-159022) pertaining to the 2006 Incentive Compensation Plan of Golfsmith International Holdings, Inc. of our report dated February 23, 2011, with respect to the consolidated financial statements of Golfsmith International Holdings, Inc. included in this Annual Report (Form 10-K) for the fiscal year ended January 1, 2011.

/s/ Ernst & Young LLP

Austin, Texas
February 23, 2011

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Martin E. Hanaka, certify that:

1. I have reviewed this annual report on Form 10-K of Golfsmith International Holdings, Inc. (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2011

/s/ Martin E. Hanaka
By: Martin E. Hanaka
Chairman and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Sue E. Gove, certify that:

1. I have reviewed this annual report on Form 10-K of Golfsmith International Holdings, Inc. (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2011

/s/ Sue E. Gove

By: Sue E. Gove
Executive Vice President, Chief Operating Officer and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual Report of Golfsmith International Holdings, Inc. (the "Company") on Form 10-K for the annual period ended January 1, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Martin E. Hanaka, Chairman and Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Martin E. Hanaka
Name: Martin E. Hanaka
Title: Chairman and Chief Executive Officer

Date:.. February 23, 2011

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual Report of Golfsmith International Holdings, Inc. (the "Company") on Form 10-K for the annual period ended January 1, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sue E. Gove, Executive Vice President, Chief Operating Officer and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Sue E. Gove
Name: Sue E. Gove
Title: Executive Vice President, Chief Operating Officer and Chief Financial Officer

Date: February 23, 2011

Golfsmith International Holdings, Inc.

11000 N. IH-35
Austin, Texas 78753